Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144447

31,250,000 Shares of Common Stock

This prospectus relates to the issuance by us of 31,250,000 shares of our common stock, par value $0.001 per share, that are issuable upon exercise of the warrants originally issued by us in our initial public offering pursuant to a prospectus dated October 18, 2007.

Each warrant entitles the holder to purchase one share of our common stock. In order to obtain the shares, the holders of the warrants must pay an exercise price of $6.00 per share. We will receive proceeds from the exercise of the warrants but not from the sale of the underlying common stock.

Our common stock, warrants and units are listed on the American Stock Exchange (“AMEX”) and trade under the symbols “OOO”, “OOO.WS” and “OOO.U”, respectively. On October 13, 2008, on AMEX, the closing sale prices of the common stock, warrants and units were $2.75 per share, $0.09 per warrant and $3.40 per unit, respectively.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

The information contained in this prospectus is correct as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. You should be aware that some of this information may have changed by the time this document is delivered to you.

The date of this prospectus is October 17, 2008.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements. Unless otherwise stated in this prospectus references to “we” , “us”, “our”, “company”, “our company” or “SGS” refer to Stream Global Services, Inc. and its subsidiaries including Stream Holdings Corporation, or SHC. References to our founding stockholders refers to our officers, directors, former officers and directors and members of our former strategic advisory council, who purchased shares of common stock and/or warrants in a private placement prior to the consummation of our IPO, which we refer to as the founder warrants.

Our Company

We are a corporation organized under the laws of the State of Delaware. We were formed as a blank check company for the purpose of acquiring, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination with one or more domestic or international operating businesses. On October 23, 2007, we consummated our initial public offering, or IPO, from which we received total gross proceeds of $250.0 million.

On July 31, 2008, we consummated the acquisition of SHC pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 2, 2008, among SGS, River Acquisition Subsidiary Corp., a wholly-owned subsidiary of SGS, and SHC. In connection with the consummation of the acquisition of SHC, we changed our name from Global BPO Services Corp. to Stream Global Services, Inc.

On August 7, 2008, pursuant to the terms of the Preferred Stock Purchase Agreement, dated June 2, 2008, as amended, or the Preferred Stock Purchase Agreement, by and between SGS and Ares Corporate Opportunities Fund II, L.P., a Delaware limited liability partnership, or Ares, SGS issued to Ares 150,000 shares of Series A Convertible Preferred Stock of the Company, $0.001 par value per share, or the Series A Preferred Stock, for an aggregate purchase price of $150.0 million. The Series A Preferred Stock is convertible at the option of Ares into shares of our common stock at an initial conversion price of $6.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications combinations or similar type events.

We are a global provider of customer relationship management, or CRM, and other business process outsourcing, or BPO, services to companies in the technology, software, consumer electronics and communications industries. Our CRM solutions encompass a wide range of telephone, email and Internet based services and technical support programs designed to maximize the long-term value of the relationships between our clients and their customers, or end-users. Technical support programs may involve technical troubleshooting, hardware, warranty support and game support, hosted services, data management, telecommunications services and professional services. Customer service includes activities such as customer setup/activations, up-sell or cross-sell programs, revenue generation, customer billing inquiries and customer retention or win back programs. We work closely with our clients to design and implement large scale, tailored CRM programs that provide comprehensive solutions to their specific business needs. We deliver services from our 30 service centers in 16 countries providing clients with numerous site alternatives and service options at various price points, enabling clients to build an optimal mix of service solutions to solve complex issues and create cost efficient solutions for our clients.

We deliver our CRM solutions through end-user initiated (inbound) telephone calls, emails and chat sessions that are routed to one or more of our global service centers. Our multi-jurisdiction geographic locations, technology infrastructure and process-driven service model allow us to deliver tailored BPO solutions based on a client’s required servicing needs, linguistic requirements and pricing. Typically an end-user makes an inbound request for technical assistance, seeks product activation or support, or a response to warranty or other issues.

Our trained service professionals respond to these inquiries from one of our service centers utilizing technologically advanced telephone systems and workstations, which are designed to enable our service professionals to provide a comprehensive resolution.

We seek to establish long-term, strategic relationships, formalized by renewable multi-year contracts, with clients in the technology, software, consumer electronics and communications industries. We target these industries because of their growth potential, their complex product and service offerings and their large customer bases, which often require sophisticated customer interactions. We focus on offering CRM solutions to fulfill the needs of these higher complexity programs, where we believe our customer service, technical expertise and our operational processes and performance metrics give us a competitive advantage over other CRM providers. As of June 30, 2008, we had 30 facilities in 16 countries with over 14,000 employees.

Our principal executive offices are located at 125 High Street, 30th Floor, Boston, MA 02110. Our telephone number is (617) 517-3252.

Public Stockholders’ Warrants

Pursuant to our IPO, we sold 31,250,000 units, each consisting of one share of our common stock, $0.001 par value per share, and one warrant entitling the holder to purchase a share of our common stock at an exercise price of $6.00 per share.

The warrants will become exercisable beginning on October 17, 2008 and will expire on October 17, 2011, unless earlier redeemed. Beginning October 17, 2008, we may redeem the warrants at a price of $0.01 per warrant upon a minimum of 30 days prior written notice of redemption if, and only if, the last sales price of our common stock equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

THE OFFERING

Securities offered	31,250,000 shares of common stock, $0.001 par value per share, underlying warrants sold to the public in our IPO

Warrant exercise price	$6.00 per share

Common stock outstanding as of October 13, 2008	9,470,675 shares (1)

Common stock outstanding assuming exercise of all of the warrants issued in our IPO	40,720,675 shares (1)(2)

Use of proceeds	We will receive up to an aggregate of $187.5 million from the exercise of the warrants, if they are exercised in full. We expect that any net proceeds from the exercise of the warrants will be used for general corporate purposes and to fund working capital.

(1)	Does not include 25,000,000 shares of common stock issuable upon conversion of our outstanding Series A Preferred Stock.
(2)	Does not include 7,500,000 shares issuable upon exercise of warrants held by Ares.

AMEX symbols for our:

Units	“OOO.U”
Common stock	“OOO”
Warrants	“OOO.WS”

SELECTED FINANCIAL DATA OF SGS

The selected consolidated historical financial information of SGS as of and for the period from June 26, 2007 (date of inception) through December 31, 2007 have been derived from the financial statements of SGS, which have been audited by BDO Seidman, LLP, an independent registered public accounting firm, included in this prospectus. The selected consolidated historical financial information of SGS as of and for the six months ended June 30, 2008 and for the period from June 26, 2007 (date of inception) to June 30, 2008 are derived from SGS’s unaudited financial statements included elsewhere in this prospectus which include, in the opinion of management, all adjustments to present fairly its results of operations and financial condition at the dates and for the periods presented. The results for the six months ended June 30, 2008 are not indicative of the results for the entire year ended December 31, 2008. Prior to June 26, 2007, SGS had no operations. This selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation—SGS” and the financial statements and related notes of SGS included elsewhere in this prospectus.

Statement of Operations Data (in thousands):

	Period from June 26, 2007 (date of inception) to December 31, 2007	For the Six Months Ended June 30, 2008	For the period from June 26, 2007 (date of inception) to June 30, 2008
Interest Income	$2,119	$3,486	$5,606

Expenses:
Formation, general and administrative costs	216	494	711
Administrative fees paid to Trillium Capital LLC	23	60	83
Interest expense to certain founding stockholders	3	—	3

Total Expenses	242	554	797

Income before provision for income taxes	1,877	2,932	4,809
Provision for income taxes	760	1,070	1,830

Net income for the period	1,117	1,862	2,979
Accretion of trust account relating to common stock subject to possible conversion	—	(287)	(287)

Net income attributable to common stockholders	$1,117	$1,575	$2,692

Balance Sheet Data (in thousands):

	December 31, 2007	June 30, 2008
Total current assets	$248,526	$250,058
Equipment, net of accumulated depreciation of $1,658 and $10,453	27	44
Deferred transaction costs	165	2,564
Total assets	248,718	252,666
Total current liabilities	8,563	10,649
Common stock subject to possible conversion	73,875	74,162
Stockholders’ equity	166,280	167,855

On October 23, 2007, SGS consummated its IPO of 31,250,000 units at a price of $8.00 per unit. Proceeds from the IPO totaled approximately $231.5 million, which were net of approximately $18.5 million in underwriting fees and other expenses related to the IPO. After the deposit of $7.5 million, in connection with the purchase of the founder warrants and the underwriters’ deferred discount of $7.5 million, and payments for working capital and transaction related costs SGS had $247.3 million held in a trust account, which is included in current assets at June 30, 2008. SGS’s underwriters reduced their deferred discount by $2.5 million upon the consummation of the merger.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF SHC

The selected consolidated historical financial information of SHC as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007 have been derived from the consolidated financial statements of SHC, which have been audited by Ernst & Young LLP, independent auditors, included in this prospectus. The selected consolidated historical financial information of SHC for the period from January 1, 2003 to June 16, 2003 were derived from unaudited financial information obtained from Spectrum Integrated Services, Inc. whose service center operation was purchased by SHC on June 17, 2003, adjusted for pro forma tax based on the effective tax rate used in the period from June 17, 2003 to December 31, 2003. The selected financial data for the period June 17, 2003 to December 31, 2003 and for the years ended December 31, 2003 and 2004 were derived from audited consolidated financial statements of SHC not included in this prospectus. The selected financial data as of June 30, 2008 and for the six months ended June 30, 2007 and 2008 have been derived from SHC’s unaudited consolidated financial information included in this prospectus, which include, in the opinion of its management, all adjustments necessary to present fairly its results of operations and financial condition at the dates and for the periods presented. The results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the entire year ended December 31, 2008. This selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations—SHC” and the consolidated financial statements and related notes of SHC included elsewhere in this prospectus.

	Predecessor	Period from June 17, 2003 to December 31, 2003 (1)
	Period from January 1, 2003 to June 16, 2003		Years Ended December 31,				Six Months Ended June 30,
			2004 (1)(2)	2005	2006	2007	2007	2008
	(unaudited)		(amounts in thousands)				(unaudited)
Statement of Operations Data:
Revenue	$29,553	$25,980	$215,613	$310,905	$405,547	$483,569	$231,813	$269,086
Direct cost of revenue	20,462	18,449	140,927	217,078	276,868	320,935	152,705	174,498

Gross profit	9,091	7,531	74,686	93,827	128,679	162,634	79,108	94,588
Operating expenses	8,779	8,372	70,450	104,941	123,209	156,740	75,000	89,279

Income (loss) from operations	312	(841)	4,236	(11,114)	5,470	5,894	4,108	5,309
Interest expense, net	—	128	1,843	4,646	8,473	12,055	5,938	6,031
Other (income) expenses, net	—	524	1,093	(3,145)	(2,177)	(997)	691	1,111

Income (loss) before income taxes, discontinued operations and extraordinary gain	312	(1,493)	1,300	(12,615)	(826)	(5,164)	(2,521)	(1,833)

Income taxes	117	(559)	2,203	4,939	4,523	6,159	1,183	4,343

Loss before discontinued operations and extraordinary gain	195	(934)	(903)	(17,554)	(5,349)	(11,323)	(3,704)	(6,176)
Income from discontinued operations, net of tax	1,539	2,427	3,523	—	—	—	—	—
Extraordinary gain from negative goodwill on acquisition	—	2,163	22,225	—	—	—	—	—

Net income (loss)	$1,734	$3,656	$24,845	$(17,554)	$(5,349)	$(11,323)	$(3,704)	$(6,176)

	December 31,					June 30, 2008
	2003 (1)	2004 (1)(2)	2005	2006	2007
	(amounts in thousands)					(unaudited)
Balance Sheet Data:
Total current assets	$14,813	$86,732	$78,635	$102,825	$138,914	$132,091
Property, equipment and fixtures, net	997	7,883	21,975	25,977	36,656	35,289
Total assets	16,290	110,908	118,722	145,117	193,416	184,184
Total current liabilities	9,970	44,932	54,111	60,674	148,685	144,976
Long-term debt	1,500	21,242	42,264	66,207	28,692	22,749
Stockholders’ equity (deficit)	4,677	31,964	12,234	10,309	7,352	(5,204)

(1)	SHC accounted for its June 16, 2003 acquisition of ECE Holdings, Inc. from Spectrum Integrated Services, Inc. and its April 13, 2004 acquisition of Stream International, Inc., Stream New York, Inc., Solectron Global Services Italy S.r.l., and Stream (Bermuda) Ltd. from the Solectron Corporation in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). SFAS 141 requires that the excess of the fair market value of identifiable net assets acquired in a business combination over the cost of the acquired business be applied to reduce the carrying amount of long lived assets, and that any such excess of the value of the assets over costs remaining after reducing the value of the long lived assets to zero, be recognized as extraordinary gain. Accordingly, SHC recognized extraordinary gains of $3.5 million (and related deferred income tax liability of $1.35 million) and $22.2 million as of June 16, 2003 and April 13, 2004, respectively, and no equipment and fixtures or other non-current assets were recorded in connection with either acquisition. The book value for the furniture, fixtures and equipment acquired in the April 13, 2004 transaction was written off in its entirety because SHC was required to allocate the purchase price to more liquid assets as a result of compliance with SFAS 141.
(2)	On April 13, 2004, SHC acquired Stream International, Inc., Stream New York, Inc., Solectron Global Services Italy S.r.l., and Stream (Bermuda) Ltd. from the Solectron Corporation by assuming $27.7 million of capital lease obligations and letters of credit. On July 22, 2004, SHC acquired 83% of the outstanding equity of Infowavz International Private Limited for a total purchase price of $8.8 million. The results of operations of Stream International, Inc., Stream New York, Inc., Solectron Global Services Italy S.r.l., and Stream (Bermuda) Ltd. and Infowavz have been included in SHC’s consolidated financial statements since each of their respective dates of acquisition.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus. If any of these factors actually occur, the business, financial condition or results of operations of SGS could be materially and adversely affected, the value of our common stock could decline and stockholders could lose all or part of their investment.

Risks Related to SGS

Our outstanding warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding redeemable warrants to purchase an aggregate of 31,250,000 shares of common stock issued in our IPO will become exercisable on October 17, 2008. In addition, non-redeemable warrants to purchase an aggregate of 7,500,000 shares of common stock held by Ares are also outstanding and will become exercisable on October 17, 2008. All of these outstanding warrants have an exercise price of $6.00 per share. As of October 13, 2008, the closing price of our shares traded on AMEX was $2.75 per share. In addition, sales of such shares in the public market could adversely affect the market price of our common stock.

The completion of the merger could result in disruptions in business, loss of clients or contracts or other adverse effects.

Our recently completed merger with SHC may cause disruptions, including potential loss of clients and other business partners, in our business, which could have material adverse effects on our business and operations. Although we believe that our business relationships are and will remain stable following this merger, our clients and other business partners, in response to the completion of the merger, may adversely change or terminate their relationships with us, which could have a material adverse effect on our business.

We must comply with Section 404 of the Sarbanes-Oxley Act of 2002 in a relatively short timeframe.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year ending December 31, 2008, unless we obtain an extension from the SEC. We will also be required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls for the fiscal year ending December 31, 2008 and subsequent years. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our stock price.

We are likely to incur significant costs to comply with these requirements. We may in the future discover areas of internal controls over financial reporting that need improvement, particularly with respect to any businesses acquired in the future. There can be no assurance that remedial measures will result in adequate internal controls over financial reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our auditors are unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

The loss of key executives could adversely affect our ability to integrate SHC and operate our business.

The success of our integration of SHC, and the success of our ongoing business, will be dependent upon the continued service of a relatively small group of our key executives consisting of Mr. Murray, our chairman, chief executive officer, president and interim chief financial officer, and Ms. Flaherty, our chief legal and administrative officer, as well as certain other members of the executive management team. The loss of one or more of these key employees or failure to recruit, hire, train and retain other highly qualified personnel could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurance that AMEX will continue to list our securities on its exchange, and any delisting could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our units, common stock and warrants are listed on AMEX, a national securities exchange. We cannot assure you that our securities will continue to be listed on AMEX in the future. If AMEX delists our securities from trading on its exchange and we are unable to list our securities on another exchange, our securities could be quoted on the OTC Bulletin Board, or “pink sheets.” As a result, we could face significant adverse consequences, including but not limited to the following:

•	a limited availability of market quotations for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•	a more limited amount of news coverage for us;

•	a reduced liquidity for our securities;

•	a limited amount of financial analyst coverage for us;

•	a decreased ability to obtain new financing or issue new securities on favorable terms in the future;

•	a decreased ability to issue additional securities or obtain additional financing in the future; and

•	a decreased ability of our security holders to sell their securities in certain states.

Stockholders’ interests in us will be diluted significantly by the conversion of our Series A Preferred Stock, which could affect the market price of our common stock.

The Series A Preferred Stock is convertible into shares of our common stock at a conversion price of $6.00 per share. The aggregate stated value of the Series A Preferred Stock is $150.0 million, and all such Series A Preferred Stock may be converted into an aggregate of 25,000,000 shares of our common stock. The Series A Preferred Stock has an annual dividend rate of 3%, calculated semi-annually. Accrued dividends may be paid, at our option, by increasing the stated value of the Series A Preferred Stock by an equal amount, which amount shall be convertible into shares of our common stock at the conversion price of $6.00. To the extent the Series A Preferred Stock is converted into shares of our common stock, the issuance of substantial numbers of shares of common stock would increase the number of outstanding shares of our common stock and could have an adverse effect on the market price for our securities and on our ability to obtain future public or private financing.

The Series A Preferred Stock ranks senior to our common stock with respect to distributions upon our liquidation.

The Series A Preferred Stock ranks senior to our common stock for purposes of any liquidation event. Accordingly, as long as Series A Preferred Stock is outstanding, no distributions upon liquidation may be made to the holders of our common stock unless the holders of our Series A Preferred Stock have received distributions equal to their liquidation preference, which is the greater of the stated value, initially $1,000 per share, plus accrued dividends, and the amount payable to such holders had all of the Series A Preferred Stock been converted into our common stock. As a result, it is possible that, upon liquidation, all of the amounts available for distribution to our equity holders would be paid to the holders of the Series A Preferred Stock and our other stockholders would not receive any payment.

Ares is our largest stockholder and has significant influence and control over our management and affairs.

Ares owns approximately 72.5% of our common stock on an as converted basis, based on our outstanding shares as of October 13, 2008 and assuming (i) conversion of all of the Series A Preferred Stock and (ii) no exercise of any of our outstanding warrants. Ares is entitled to appoint to our board of directors a number of directors proportional to its ownership percentage. As a result, Ares has significant influence and control over our management and affairs.

Ares could make it more difficult or even impossible for a third party to acquire us without its consent.

For so long as 30% or more of the number of shares of Series A Preferred Stock first issued to Ares remain outstanding, or for so long as the outstanding shares of Series A Preferred Stock represent, in the aggregate, 20% or more of our equity on an as-converted basis, the holders of the Series A Preferred Stock have the right to approve mergers, consolidations, acquisitions by a third party and substantial asset sale transactions involving us if the consideration payable with respect to each share of Series A Preferred Stock is other than an amount in cash which is more than 150% of the conversion price of the Series A Preferred Stock.

Holders of Series A Preferred Stock have registration rights, and the exercise of such rights could adversely affect the market price of our common stock.

The holders of the Series A Preferred Stock have registration rights, subject to certain conditions, to require us to file registration statements under the Securities Act on up to four occasions to register shares of common stock issued upon the conversion of the Series A Preferred Stock and upon exercise of the certain warrants held by Ares to acquire up to 7,500,000 shares of our common stock. Any sale of a significant number of shares of common stock by holders of the Series A Preferred Stock could cause the market price of our common stock to decline.

Risks Related to Our Business and Industry

We have a history of losses and there can be no assurance that we will become or remain profitable or that losses will not continue to occur.

SHC had net losses of $6.2 million, $11.3 million and $5.3 million for the six months ended June 30, 2008 and for the fiscal years ended December 31, 2007 and 2006, respectively. As successor to SHC’s business, we may continue to incur reported losses. To support growth, SHC increased its expense levels and its investments in facilities and capital equipment. As a result, we will need to significantly increase revenues or profit margins to become profitable. If our sales or profit margins do not increase to support the higher levels of operating expenses and if new service offerings are not successful, our business, results of operations and financial condition will be materially and adversely affected.

A substantial portion of our revenue is generated from a limited number of clients, and the loss of one or more of these clients would materially reduce our revenue and cash flow and adversely affect our business.

We have derived and believe that we will continue to derive in the near term most of our revenue from a few major clients. Our three largest clients, Hewlett-Packard Company, British Telecom and Dell Computer Corporation, accounted for approximately 16.6%, 13.7% and 13.6% , respectively, of SHC’s revenues for the six months ended June 30, 2008 and 13.3%, 8.8% and 15.8%, respectively, for the year ended December 31, 2007. There can be no assurance that we will be able to retain these major clients or that, if we were to lose one or more of our major clients, we would be able to replace such clients with clients that generate a comparable amount of revenues. A number of factors could cause us to lose business or revenue from a client, and some of these factors are not predictable and are beyond our control. For example, a client may demand price reductions, change its outsourcing strategy, move work in-house or reduce previously forecasted demand. In addition, the volume of work we perform for specific clients may vary from year to year. In most cases, if a client terminates its contract with us or does not meet its forecasted demand, we have no contractual recourse even if we have hired and trained service professionals to provide services to the client. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. Consequently, the loss of one or more of our major clients, or the inability to generate anticipated revenues from them, would have a material adverse effect on our business, results of operations and financial condition. Our operating results for the foreseeable future will continue to depend on our ability to effect sales to a small number of clients and any revenue growth will depend on our success selling additional services to our large clients and expanding our client base.

Our revenue is highly dependent on a few industries and any decrease in demand for outsourced business processes in these industries could reduce our revenue and seriously harm our business.

Most of our clients are concentrated in the technology, consumer electronics and communications industries. The success of our business largely depends on continued demand for our services from clients in these industries, as well as on trends in these industries to outsource business processes. A downturn in any of our targeted industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services, which in turn could harm our business, results of operations and financial condition.

Other developments may also lead to a decline in the demand for our services in these industries. For example, the industries we primarily serve, particularly the communications industry, have experienced a significant level of consolidation in recent years. Consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in, or the elimination of, the use of the services we provide within any of these industries would reduce our revenue and cause our profitability to decline. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their results of operations. This may result in increasing pressure on us from clients in these key industries to lower our prices, which could negatively affect our business, results of operations and financial condition.

We may not be able to manage our growth effectively, which could adversely affect our results of operations.

SHC experienced rapid growth over the past several years and we anticipate future expansion and may not be able to continue to effectively manage our operations. Management of a rapidly growing business depends on a number of factors, including our ability to (i) initiate, develop and maintain client relationships and marketing operations, (ii) recruit, motivate and retain qualified management and hourly personnel, (iii) rapidly identify, acquire or lease suitable service center facilities on acceptable terms and complete build-outs of such facilities in a timely and economic fashion, (iv) maintain the quality of the services and products that we provide to our clients, and (v) deploy appropriate technology. Rapid growth can be expected to continue to place a significant strain on our management, operations, employees and resources. There can be no assurance that we will be able to effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage our business effectively, our business, results of operations and financial condition would be materially adversely affected.

Our operating results are subject to fluctuation because our contracts are primarily short term and subject to early termination by our clients.

We enter into one to five year contracts, most of which are typically one year contracts renewable on an annual basis. Although many of such contracts require the client to pay a contractually agreed amount based on a minimum level of expected volume, the contracts do not assure us a specific level of revenues and they generally do not designate us as the client’s exclusive service provider. There can be no assurance that we can renew or extend our contracts with our clients. Although many of such contracts require the client to pay a contractually agreed upon amount in the event of early termination, there can be no assurance that we will be able to collect such amount or that such amount, if received, will sufficiently compensate us for the significant investment often times we have made to support the cancelled program or for the revenues we may lose as a result of the early termination.

We may be unable to cost-effectively attract and retain qualified personnel, which could materially increase our costs.

Our business will also be dependent on our ability to recruit, hire, train and retain highly qualified technical and managerial personnel, including individuals with significant experience in the industries targeted by us. The CRM industry is labor intensive and is characterized by high personnel turnover. Any increase in our employee turnover rate would increase our recruiting and training costs, decrease operating effectiveness and productivity and delay or deter us from taking on additional business. Also, the introduction of significant new clients or the implementation of new large-scale programs may require us to recruit, hire and train personnel at an accelerated rate. In addition, certain of our facilities are located in geographic areas with relatively low unemployment rates, thus potentially making it more difficult and costly to attract and retain qualified personnel. There can be no assurance that we will be able to continue to hire, train and retain sufficient qualified personnel to adequately staff our business.

A decline in end-user acceptance of our clients’ products will decrease demand for our services and could have a material adverse effect on our business.

We charge our clients based on the number of inbound calls that we provide, or the amount of time our service professionals spend with, end-users relating to our clients’ products. To the extent there is a decline in spending for our clients’ products, whether as a result of a decline in product acceptance, the technology, consumer electronics or communications industries, or the economy in general, our business will be adversely affected. There are a number of factors relating to discretionary consumer and business spending, including economic conditions affecting disposable income (such as employment, business conditions, taxation and interest rates) and the ability of our clients to sell their products, most of which are outside of our control. There can be no assurance that spending for our clients’ products will not be affected by adverse economic conditions, thereby affecting our business, results of operations and financial condition.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our financial position and operating results.

We intend to pursue acquisitions of companies or assets in order to enhance our market position and/or expand the types of BPO services that we offer to customers. We may not be able to find suitable acquisition candidates and we may not be able to consummate such acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot be sure that they will ultimately strengthen our competitive position or that they will not be viewed negatively by clients, security analysts or investors. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our operating results or financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, financial condition and operating results.

We may not be able to achieve incremental revenue growth or increased profitability.

We believe that we should be able to achieve incremental revenue growth and increased profitability through initiatives, such as opening new off-shore service locations in places like China, the Philippines, Eastern Europe, South America, Latin America, Malaysia and Singapore, the addition or expansion of services, such as supply chain management, warranty services, credit and collection services, human resource and claims management, and language translation and interpretation services, the introduction of front-end technology-driven service solutions for self-help, home-shoring of agents and other technical assistance, and operational improvements in areas such as employee attrition, site capacity, transfer of certain administrative services to off-shore locations, utilization rates, use of technology and other operating metrics. However, there can be no assurance that we will not encounter difficulties or delays in implementing these initiatives, and any such difficulties or delays would adversely affect our future operating results.

A system failure could cause delays or interruptions of service, which could cause us to lose clients.

Our operations are dependent upon our ability to protect our service centers, computer and telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption or failure, natural disaster and other similar events. In the event we experience a temporary or permanent interruption at one or more of our service centers and/or datacenters, through casualty, operating malfunction or otherwise, our business could be materially adversely affected and we may be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts with us. While we maintain property and business interruption insurance, such insurance may not adequately compensate us for all losses that we may incur.

To be successful, we will need to continue to provide our clients with reliable service. Some of the events that could adversely affect our ability to deliver reliable service include: physical damage to our network operations centers; disruptions beyond our control; sabotage or terrorist attacks; power surges or outages; and software defects.

Although we maintain general liability insurance, including coverage for errors and omissions, there can be no assurance that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The occurrence of errors could result in a loss of data to us or our clients, which could cause a loss of revenues, failure to achieve product acceptance, increased insurance costs, product returns, legal claims, including product liability claims, against us, delays in payment to us by clients, increased service and warranty expenses or financial concessions, diversion of resources, injury to our reputation, or damages to our efforts to build brand awareness, any of which could have a material adverse effect on our market share and, in turn, our business, results of operations and financial condition.

We depend on third-party technology which, if it should become unavailable, contain defects, or infringe on another party’s intellectual property rights, could result in increased costs or delays in the production and improvement of our products or result in liability claims.

We license critical third-party software that we incorporate into our services on a non-exclusive basis. If our relations with any of these third-party software providers are impaired or the third-party software infringes upon another party’s intellectual property rights, our business could be harmed. The operation of our business would also be impaired if errors occur in the third-party software that it utilizes. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software. If the cost of licensing any of these third-party software products increases, our gross margin levels could significantly decrease.

We may not be able to compete effectively against competitors with greater resources or capabilities and may lose business if clients decide to reduce the amount of services outsourced.

The market in which we compete is highly competitive and fragmented. We expect competition to persist and intensify in the future. Our competitors include small firms offering specific applications, divisions of large entities, large independent firms and, most significantly, the in-house operations of clients or potential clients. A number of competitors have greater financial, technological and other capabilities and resources than we do. Moreover, there can be no assurance that additional competitors with greater resources will not enter the market.

Because we compete with the in-house operations of existing or potential clients, our business, results of operations and financial condition could be adversely affected if our existing clients decide to provide in-house CRM and other BPO solutions that currently are outsourced or if potential clients retain or increase their in-house customer service and product support capabilities. In addition, competitive pressures from current or future competitors or in-house operations could cause our services to lose market acceptance or result in significant price erosion, which would have a material adverse effect upon our business, results of operations and financial condition. Certain of our customers may in the future seek to consolidate services provided by us, which may in turn reduce the amount of work we perform for them.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships than we do in the industries that we currently serve or may serve in the future. Some of our competitors may enter into merger, strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs. Increased competition, pricing pressure or loss of market share could reduce our operating margin, which could harm our business, results of operations and financial condition.

Our success may be affected by our ability to complete and integrate new service centers on a timely and cost effective basis.

We intend to continue to pursue a growth strategy of opening new service centers. We expect that some of these new service centers will be located off-shore and some may be in jurisdictions like South America, the Middle East, China and the Philippines where we have not done business in the past. The rate of new service center openings is subject to various contingencies, many of which are beyond our control. These contingencies include, among others, our ability to secure suitable sites on a timely basis and on satisfactory terms, our ability to hire, train and retain qualified personnel, the availability of adequate capital resources, the successful integration of new service centers into existing operations and local regulatory matters and customs. A new service center involves significant capital expenditures for both the acquisition and improvement of the site. Each service center must ramp up in utilization to become profitable, which can typically take 6-12 months to achieve. There can be no assurance that we can open new service centers on a timely or cost effective basis or that once opened, the service centers will be profitable.

Our international operations and sales subject us to risks associated with unexpected events.

We conduct business various countries outside of the United States, including Canada, the Netherlands, the United Kingdom, Italy, Ireland, Spain, Sweden, France, Germany, Poland, Bulgaria, India, Tunisia, the Dominican Republic and Costa Rica. SHC’s international operations accounted for approximately 77.5% of SHC’s revenues for the six months ended June 30, 2008 and 74.2% for the year ended December 31, 2007. A key component of our growth strategy is our continued international expansion, especially in lower-cost labor markets, such as China, the Philippines, Eastern Europe, the Middle East, South America, Latin America, Malaysia and Singapore. There can be no assurance that we will be able to successfully market, sell and deliver our services in international markets, or that we will be able to successfully expand international operations. The international reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances. The following factors, among others, could adversely affect our business and earnings:

•	failure to properly comply with foreign laws and regulations applicable to our foreign activities including, without limitation, employment law requirements;

•	compliance with multiple and potentially conflicting regulations in the countries where we operate, including employment laws, and intellectual property requirements;

•	difficulties in managing foreign operations and appropriate levels of staffing;

•	longer collection cycles;

•	seasonal reductions in business activities, particularly throughout Europe;

•	proper compliance with local tax laws which can be complex and may result in unintended adverse tax consequences;

•	anti-American sentiment due to the war in Iraq and other American policies that may be unpopular in certain countries;

•	difficulties in enforcing agreements through foreign legal systems;

•

fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of services provided by us in foreign markets where payment for our products and services is made in the local currency and revenues are earned in U.S. dollars or other currency;

•	changes in general economic and political conditions in countries where we operate;

•	restrictions on downsizing operations in Europe and other jurisdictions (i.e. regulatory or union restrictions) and expenses and delays associated with any such activities; and

•	changes to or elimination of the international tax holiday for companies doing business in India.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business.

Our business may not develop in ways that we currently anticipate due to negative public reaction to off-shore outsourcing and recently proposed legislation.

We have based our growth strategy on certain assumptions regarding our industry, services and future demand in the market for our services. However, the trend to outsource business processes may not continue and could reverse. Off-shore outsourcing is a politically sensitive topic in the U.S. and elsewhere. For example, many organizations and public figures in the U.S. have publicly expressed concern about a perceived association between off-shore outsourcing providers and the loss of jobs in the U.S.

There has been recent publicity about some negative experiences that organizations have had with off-shore outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to off-shore providers to avoid negative perceptions that may be associated with using an off-shore provider. Any slowdown or reversal of existing industry trends towards off-shore outsourcing would seriously harm our ability to compete effectively with competitors that operate solely out of facilities located in the U.S.

A variety of U.S. federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing services outside the U.S. For example, legislation has been proposed that would require off-shore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the off-shore provider is located. Because substantially all of our clients are located in the U.S., any expansion of existing laws or the enactment of new legislation restricting off-shore outsourcing could harm our business, results of operations and financial condition. It is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to off-shore service providers. This would also affect our ability to attract or retain clients that have these contracts.

Our financial results may be impacted by significant fluctuations in foreign currency exchange rates.

A substantial amount of our operating costs is incurred in foreign currencies. In recent periods, the U.S. dollar has dropped in value relative to other currencies and therefore our cost of providing services has increased accordingly. Any continued significant fluctuations in the currency exchange rates between the U.S. dollar and the currencies of countries in which we operate may affect our business, results of operations and financial condition. With the exception of certain hedging relating to the Canadian dollar and the Indian rupee, we are not currently engaged in other currency hedging transactions.

Our revenues and costs are subject to quarterly variations that may adversely affect quarterly financial results.

We have experienced, and in the future could experience, quarterly variations in revenues as a result of a variety of factors, many of which are outside our control, including:

•	the timing of new client contracts;

•	the timing of new service offerings or modifications in client strategies;

•	our ability to attract and retain and increase sales to existing customers;

•	the timing of acquisitions of businesses and products by us and our competitors;

•	our ability to effectively ramp new solution centers;

•	product and price competition;

•	changes in our operating expenses;

•	software defects or other product quality problems;

•	the ability to implement new technologies on a timely basis;

•	the expiration or termination of existing contracts;

•	the timing of increased expenses incurred to obtain and support new business;

•	currency fluctuations; and

•	changes in our revenue mix among our various service offerings.

In addition, our planned staffing levels, investments and other operating expenditures are based on revenue forecasts provided by our clients. If revenues are below expectations in any given quarter, our business, results of operations and financial condition would likely be materially adversely affected for that quarter.

Our financial results may be adversely affected by increases in labor-related costs.

Because a significant portion of our operating costs relate to labor costs, an increase in U.S. or foreign wages, costs of employee benefits or taxes could have a material adverse effect on our business, results of operations and financial condition. For example, over the past several years, healthcare costs have increased at a rate much greater than that of general cost or price indices. In addition, we fund payroll and payroll related expenses in local currencies, many of which have recently increased in value relative to the U.S. dollar. Increases in our pricing may not fully compensate us for increases in labor and other costs incurred in providing services. Other of our facilities are located in jurisdictions, such as France, Italy and Germany, where the labor laws make it difficult or expensive to temporarily or permanently lay off hourly workers. Such laws will make it more expensive for us to respond to adverse economic conditions. There can be no assurance that we will be able to increase our pricing or reduce our workforce to fully compensate for the increases in the costs to provide services.

Our profitability will be adversely affected if we do not maintain sufficient capacity utilization.

Our profitability is influenced significantly by our capacity utilization of our service centers. Because our business consists of inbound contacts from end-users, we have no control of when or how many contacts are made. Moreover, we have significantly higher utilization during peak (weekday) periods than during off-peak (night and weekend) periods and therefore we need to reserve capacity at our service centers to anticipate peak periods. In the future, we may consolidate or close under-performing service centers in order to maintain or improve targeted utilization and margins. In the event we close service centers in the future, we may be required to record restructuring or impairment charges, which could adversely impact our business, results of operations and financial condition. There can be no assurance that we will be able to achieve or maintain optimal service center capacity utilization.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may”, “expect”, “anticipate”, “contemplate”, “believe”, “estimate”, “intends”, “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain information that could impact future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have little or no control. The following factors, among others may cause actual results to differ materially from the expectations described by us in our forward-looking statements:

•	our ability to obtain additional financing if necessary;

•	the adverse effect the outstanding warrants and options may have on the market price of our common shares;

•	the existence of registration rights with respect to the securities owned by Ares and our founding stockholders;

•	the lack of a market for our securities;

•	our dependence on our key personnel;

•	our dependence on a single company after our business combination;

•	business and market outlook;

•	our growth as a whole;

•	our and our customers’ business strategies;

•	our competitive position;

•	outcomes of legal proceedings;

•	expected results of operations and/or financial position;

•	effect of international laws or business customs and cultural environments in foreign countries where we may acquire a company with operations or domicile in such foreign country; and

•	our ability to effectively identify, manage and extend an off-shore services operation while our primary executive offices are expected to be domiciled in the United States.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Assuming the exercise of all of the warrants included as part of the units sold in our IPO, we will receive gross proceeds of $187.5 million upon the exercise of such warrants. We expect that any net proceeds from the exercise of the warrants will be used for general corporate purposes and to fund working capital. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants.

PLAN OF DISTRIBUTION

Pursuant to the terms of the warrants, the shares of our common stock will be distributed to those warrant holders who surrender the certificates representing the warrants and provide payment of the exercise price to our warrant agent, Continental Stock Transfer & Trust Company. We do not know if or when the warrants will be exercised, or whether any of the shares of common stock acquired upon exercise will be sold.

PRICE RANGE OF OUR SECURITIES

On October 18, 2007, our units began trading on AMEX under the symbol “OOO.U”. Each of our units consists of one share of common stock and one warrant. On November 27, 2007, the common stock and warrants underlying our units began to trade separately on AMEX under the symbols “OOO” and “OOO.WS”, respectively.

The following sets forth the high and low sales price of our common stock, warrants and units, as reported on AMEX for the periods shown:

	Common Stock		Warrants		Units
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2007
4th Quarter (commencing October 18, 2007)	$7.30	$7.15	$0.68	$0.61	$8.10	$7.75

Fiscal Year Ending December 31, 2008
1st Quarter	$7.62	$7.21	$0.65	$0.18	$8.15	$7.63
2nd Quarter	$7.78	$7.24	$0.91	$0.12	$8.55	$7.50
3rd Quarter	$7.99	$2.10	$0.79	$0.05	$8.50	$2.50
4th Quarter (through October 13, 2008)	$4.10	$2.26	$0.12	$0.01	$3.40	$2.65

On October 13, 2008, the last reported sale price for our common stock, warrants and units on AMEX was $2.75 per share, $0.09 per warrant and $3.40 per unit, respectively. As of September 23, 2008 there were 462 holders of our common stock, 25 holders of our warrants and 24 holders of our units.

DIVIDEND POLICY

We have not paid any dividends on our common stock to date. Our board does not anticipate declaring any dividends on the common stock in the foreseeable future. The payment of dividends on the common stock in the future, if any, will be within the discretion of our then board of directors and will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.

Holders of the Series A Preferred Stock will be entitled to receive dividends at a rate of 3.0% per annum, payable semi-annually in arrears commencing on December 31, 2008 and thereafter on every June 30 and December 31. At our option, dividends on the Series A Preferred Stock may be paid in cash or by adding the amount of accrued dividends per share of Series A Preferred Stock to the Stated Value (as defined below) of the Series A Preferred Stock. The “Stated Value” for each share of Series A Preferred Stock equals the sum of (i) $1,000 plus (ii) all accrued but unpaid dividends (including, without duplication, dividends added to Stated Value) on such Series A Preferred Stock as of the date of calculation.

DILUTION

If holders of warrants exercise their warrants to purchase shares of our common stock, their interests will be diluted immediately to the extent of the difference between the exercise price per share of our common stock and the pro forma adjusted net tangible book value per share of our common stock, assuming all outstanding warrants issued in our IPO are exercised. Pro forma adjusted net tangible book value per share is determined by dividing our pro forma adjusted net tangible book value, which is our total tangible assets less total liabilities on a pro forma basis giving effect to the acquisition of SHC and to the closing of our self-tender offer for 20,757,046 shares of common stock on September 5, 2008 (the “Tender Offer”), by the number of outstanding shares of our common stock, adjusted to give effect to the closing of the Tender Offer.

At June 30, 2008, our pro forma net tangible book value (deficit), after giving effect to the closing of the Tender Offer, was approximately ($77,800,000), or approximately $(8.31) per share of our common stock. After giving pro forma effect to the exercise of warrants to purchase 31,250,000 shares of our common stock outstanding at June 30, 2008, at an exercise price of $6.00 per share, and the application of the proceeds therefrom, our pro forma as adjusted net tangible book value would have been approximately $108,750,000, or approximately $2.68 per share. This represents an immediate increase in pro forma net tangible book value of $10.99 per share, and an immediate dilution of $3.32 per share to existing warrant holders exercising their warrants and purchasing shares of our common stock.

The following table illustrates this per share dilution:

Exercise per share price		$6.00
Pro forma net tangible book value (deficit) before warrant exercises, as of June 30, 2008 (1)	$(8.31)
Increase in pro forma net tangible book value per share attributable to warrant exercises	$10.99

Pro forma as adjusted net tangible book value per share after warrant exercises		$2.68

Dilution per share to existing warrant holders		$3.32

(1)	As adjusted to give effect to the closing of the tender offer. See note 4 to the unaudited pro forma condensed combined financial statements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at June 30, 2008 on a pro forma basis giving effect to the acquisition of SHC and the closing of our Tender Offer and as adjusted to give effect to the issuance of 31,250,000 shares of our common stock upon the exercise of all of the warrants issued in our IPO at a price of $6.00 per share:

	June 30, 2008
	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$37,027	$223,577
Long-Term Debt and Capital Long-Term Leases	$80,601	$80,601
Preferred stock, $0.001 par value, 1,000,000 shares authorized; 150,000 shares issued and outstanding, actual and as adjusted	$105,650	$105,650
Common stock, $0.001 par value, 149,000,000 shares authorized; 9,358,675 shares issued and outstanding, pro forma; 40,608,675 shares issued and outstanding, pro forma as adjusted (1)	9	41
Additional paid-in capital	46,403	232,921
Retained Earnings	2,992	2,992

Total stockholders’ equity	$49,404	$235,954

Total capitalization (1)	$235,655	$422,205

(1)	Gives effect to our Tender Offer completed on September 5, 2008. See note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements.

The capitalization table should be read in conjunction with the financial statements of SGS and SHC and the unaudited pro forma condensed combined financial information and related notes included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—SGS

This prospectus contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “approximate”, “estimate”, “believe”, “intend”, “plan”, “budget”, “could”, “forecast”, “might”, “predict”, “shall”, “project”, or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this prospectus. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may or may not occur.

We were formed on June 26, 2007 to consummate a merger, capital stock exchange, asset acquisition, exchangeable share transaction or other similar business combination with an operating business in the BPO industry. On July 31, 2008, we consummated the acquisition of SHC pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 2, 2008, among SGS, River Acquisition Subsidiary Corp., a wholly-owned subsidiary of SGS, and SHC. In connection with the consummation of the merger with SHC, we changed our name from Global BPO Services Corp. to Stream Global Services, Inc.

Results of Operations

For the Six Months Ended June 30, 2008

Our entire activity for the three and six months ended June 30, 2008 was to identify potential acquisition targets following our IPO. During the six month period, we received $3,486,499 from the funds held in trust from our IPO in interest income and for the payment of taxes for the six month period. In addition, we withdrew $840,456 from the trust account during the six month period ended June 30, 2008 to make income tax payments. For the three and six months ended June 30, 2008, our net income was $659,784 and $1,862,051, respectively. For the three and six months ended June 30, 2008, we incurred expenses of $287,224 and $554,448 respectively, which consisted of general and administration costs (primarily legal and accounting fees, travel and other operating costs and fees paid to Trillium Capital LLC, an entity affiliated with our chairman, chief executive officer and president, for certain administrative services, including facility rent, totaling $30,000 and $60,000 for the three and six month periods, respectively). Our officers and directors did not receive any compensation from us until we completed our initial business combination. We also provided a provision for income taxes of $400,000 and $1,070,000 respectively, related to our income during the three and six month periods.

We entered into a merger agreement with SHC on January 27, 2008, later amended on June 2, 2008. On July 31, 2008, we consummated the merger with SHC. The purchase price was paid by a combination of cash consideration and the assumption of certain existing debt and capital leases.

For the Year Ended December 31, 2007

Our entire activity for the period ended December 31, 2007 has been to prepare for and complete our IPO and to seek out potential acquisition targets following our IPO. We have received interest income of $2,119,427 from the funds held in trust from our IPO. We expect to utilize the remaining interest income from the trust account to be used for working capital purposes. Following the completion of our IPO, we conducted a search for a target acquisition and incurred costs of $164,540 through December 31, 2007 which are reflected in our

December 31, 2007 balance sheet as deferred transaction costs. For the period from June 26, 2007 (date of inception) to December 31, 2007, we incurred expenses of $242,533, which consisted of formation, general and administration costs (primarily legal and accounting fees, travel and other operating costs, fees paid to Trillium for certain administrative services, including facility rent, totaling $22,633) and interest of $3,424 to certain of our founding stockholders on the note payable that has been repaid. Our officers and directors did not receive any compensation from us until we completed our initial business combination. We also accrued income taxes of $760,000 related to our income during the period.

Liquidity and Capital Resources

On October 23, 2007, we completed our IPO of 31,250,000 units. Each unit consists of one share of our common stock and one warrant entitling the holder to purchase one share of our common stock at a price of $6.00. As of June 30, 2008, we had cash and cash equivalents of $249,479,052, of which $247,311,350 was held in trust. Interest from the trust of $3,250,000 has been paid to us as of June 30, 2008, for working capital purposes. As of June 30, 2008, we had $2,167,702 of available cash for working capital purposes. We believe our cash available for working capital will be sufficient to cover our working capital needs for the next twelve months.

On July 31, 2008, we acquired 100% ownership of SHC for $200,000,000. The purchase price was paid by a combination of cash consideration and the assumption of certain existing debt and capital leases. On closing of the SHC transaction, $2,781,691 of deferred underwriting fees from our IPO due to Deutsche Bank Securities Inc. and Robert W. Baird & Company were paid in cash. In addition, we accrued fees to our various investment banking advisors totaling $2,000,000 ($1,750,000 of which was contingent upon the closing of the SHC transaction) related to the close of the SHC transaction, of which $250,000 has been accrued related to the delivery of the fairness opinion as of June 30, 2008. In connection with the closing of the SHC transaction, holders of 8,946,779 shares of common stock exercised their conversion rights and we paid an aggregate of $70,590,086 to such holders.

On July 31, 2008, we, as Guarantor, entered into the Fourth Amended and Restated Revolving Credit, Term Loan and Security Agreement with PNC Bank, National Association (“PNC,” as Lender and as Agent), PNC Capital Markets LLC (as Lead Arranger), SHC (as Borrowing Agent), and the other Loan Parties signatory thereto (as Loan Parties) (the “Credit Agreement”). The Credit Agreement amends and restates SHC’s existing credit facility with PNC, providing for an increase in the revolving credit, from $86,000,000 to $100,000,000, extending the maturity date by five years to 2013, and providing for us as a guarantor. The Credit Agreement does not otherwise materially change the terms of SHC’s existing credit facility. This financing is comprised of a $100,000,000 senior secured revolving credit facility under which borrowing availability will be based on, among other things, the Borrowers’ (as defined in the Credit Facility) eligible billed and unbilled accounts receivable, a senior secured domestic term loan of approximately $5,294,000, and a senior secured foreign term loan of approximately $2,515,000. The financing facilities have a five-year term. Outstanding balances under the revolving credit facility will bear interest at either LIBOR plus a margin ranging from 200 to 250 basis points or at the base rate plus a margin ranging from 0 to 25 basis points. The term loans will bear interest at LIBOR plus a margin ranging from 275 to 325 basis points or at the base rate plus a margin ranging from 25 to 75 basis points, in each case based on the combined fixed charge coverage ratio of us and SHC. The interest rate is subject to increase under additional circumstances. The balance outstanding under the prior credit facility and term loans continued as part of the new revolving credit and term debt facility. The facility also requires compliance with certain financial covenants which are fully detailed in the Credit Agreement. The obligations of the Borrowers’ under the facility are secured by certain assets of the Borrowers’ and by certain assets of SHC. The guarantee provided by us is unsecured.

On August 7, 2008, pursuant to the terms of the Preferred Stock Purchase Agreement, we issued to Ares 150,000 shares of Series A Preferred Stock for an aggregate purchase price of $150,000,000. The Series A Preferred Stock is convertible at the option of Ares into shares of our common stock at an initial conversion price of $6.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications combinations or similar type events.

On August 7, 2008, we commenced the Tender Offer. None of our current and former officers and directors, strategic advisory council members and Ares tendered any of their respective shares in the Tender Offer. The Tender Offer expired on September 5, 2008 at 5:00 p.m., New York time. We accepted for purchase 20,757,046 shares of the 20,964,043 shares that were validly tendered at a proration factor of approximately 99%. The Tender Offer was financed by our existing cash reserves, with approximately $147,500,000 of the aggregate consideration paid from the net proceeds of the issuance of the Series A Preferred Stock and the balance from available cash on hand.

Our warrants to purchase 31,250,000 shares of our common stock become exercisable on October 17, 2008 at an exercise price of $6.00 per warrant. If fully exercised, the warrants would generate $187,500,000 of proceeds in cash.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than a monthly fee of $10,000 for office space and general and administrative services payable to Trillium. We began incurring this fee on October 23, 2007 and continued to incur this fee monthly until the completion of our initial business combination on July 31, 2008, when this fee arrangement was terminated.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Income Taxes

Income taxes are accrued at the statutory income tax rate. There are no significant deferred income taxes.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurement, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, we adopted SFAS No. 157 except as it applies to those non-financial assets and non-financial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No. 157 did not have a material impact on our financial position, results of operation or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that not currently required to be measured at fair value. The FASB’s objective in this statement is to provide reporting entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We adopted SFAS No. 159 in the first quarter of fiscal year 2008. The adoption of SFAS No. 159 did not have an impact on our financial position, results of operations or cash flows as we did not elect this fair value option on any financial assets or liabilities.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business combinations, or SFAS No. 141R, which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008. Adoption is prospective and early adoption is not permitted. Adoption of SFAS No. 141R will not impact our accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, we expect our accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following current accounting literature.

On December 4, 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, or SFAS No. 160. SFAS No. 160 amends ARB 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary by requiring all non-controlling interests in subsidiaries be reported in the same way, as equity in the financial statements and eliminates the diversity in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. We are currently evaluating the impact, if any, that the adoption of SFAS No. 160 will have on our results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB No. 133, or SFAS No. 161. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedging items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedging items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We will adopt this Statement at the beginning of its fiscal year ending December 31, 2009. We are currently evaluating the effect that the adoption of SFAS No. 161 will have on our financial statement disclosures.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. We are not presently engaged in and, we may not engage in, any substantive commercial business. Accordingly, we are not exposed to risks associated with foreign exchange rates, commodity prices, equity prices or other market driven rates or prices.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On June 2, 2008, SGS entered into an amended and restated merger agreement with SHC to amend and restate in its entirety that certain Agreement and Plan of Merger, dated as of January 27, 2008, by and among SGS, River Acquisition Subsidiary Corp. and SHC, pursuant to which SGS will acquire all of the outstanding shares of capital stock of SHC and SHC will become a wholly-owned subsidiary of SGS. SGS’s stockholders approved the merger on July 29, 2008, and SHC became a wholly-owned subsidiary of SGS upon the closing, which occurred on July 31, 2008.

On August 7, 2008, SGS commenced a tender offer to purchase up to 20,757,046 shares of its common stock with cash at a purchase price of $8.00 per share. SGS completed the tender offer on September 5, 2008 and accepted for purchase 20,757,046 shares of its common stock at a price of $8.00 per share, for a total cost of $166,056,368, excluding fees and expenses related to the offer.

The unaudited pro forma condensed combined financial statements combine (i) the historical balance sheets of SGS and SHC as of June 30, 2008, giving pro forma effect to the merger and tender offer as if they had occurred on June 30, 2008, (ii) the historical statements of operations of SGS for the period June 26, 2007 (inception) to December 31, 2007 and SHC for the year ended December 31, 2007, giving pro forma effect to the acquisition and tender offer as if they had occurred on January 1, 2007, and (iii) the historical statements of operations of SGS and SHC for the six months ended June 30, 2008, giving pro forma effect to the acquisition and tender offer as if they had occurred on January 1, 2007.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger transaction, are factually supportable and, in the case of the pro forma statements of operations, have a recurring impact. The pro forma adjustments are preliminary, and the unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the acquisition taken place on the dates noted, or the future financial position or operating results of the combined company. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. The purchase price allocations set forth in the following unaudited pro forma condensed combined financial statements are based on the current book value of SHC’s tangible assets and liabilities, until such time that SGS can complete their assessment of the estimated fair value of SHC net assets acquired. SGS will complete the valuation for accounting purposes in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. SGS expects that the allocation of tangible assets acquired will include, among other things, items such as cash, accounts receivable, unbilled accounts receivable, prepaid expenses and deposits, property and equipment and tangible liabilities to include, among other things, items such as accounts payable, accrued liabilities, income taxes (accrued and deferred), capital lease obligations and any long-term debt assumed in the transaction. SGS also expects to allocate a portion of the purchase price for accounting purposes to intangible assets and liabilities such as customer relationships, brands and trademarks, any lease contracts that may not be at fair value, and internally developed software or technology. Deferred taxes will be recorded for the difference between the book and tax basis of tangible and intangible assets and liabilities other than goodwill. The remainder will be allocated to goodwill, which will not be amortized, but will be reviewed annually and on an interim basis if the events or changes in circumstances between annual tests indicate that an asset might be impaired. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Upon the completion of SGS’s assessment of the estimated fair value of SHC net assets acquired, any material change in the valuation estimates and related allocation of the purchase price would materially impact SGS’s depreciation and amortization expenses, the unaudited pro forma condensed combined financial statements and SGS’s results of operations after the acquisition.

The unaudited pro forma condensed combined financial statements described above should be read in conjunction with the historical financial statements of SGS and SHC and the related notes thereto included elsewhere in this prospectus.

Stream Global Services, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

June 30, 2008

(in thousands)

Assets	SGS	SHC	Pro Forma Adjustments		Tender offer Pro Forma Adjustments		Pro Forma Combined
Current assets:
Cash and cash equivalents	$2,168	$15,096	$247,311	A	$(166,056)	U	$37,027
			(99,200)	B
			(22,749)	C
			(2,356)	D
			146,900	G
			(2,782)	I
			(10,800)	N
			(70,505)	E
Cash and cash equivalents held in trust account	247,311	—	(247,311)	A			—
Accrued interest held in trust account	431	—	—		—		431
Accounts receivable, net	—	106,372	—		—		106,372
Deferred income taxes	—	1,233	—		—		1,233
Prepaid expenses and other current assets	148	9,390	—		—		9,538

Total current assets	250,058	132,091	(61,492)		(166,056)		154,601
Equipment and fixtures, net	44	35,289	—		—		35,333
Deferred income taxes	—	5,027	—		—		5,027
Deferred transaction costs	2,564	—	(2,564)	B	—		—
Goodwill	—	7,531	119,673	B	—		127,204
Other assets	—	4,246	(482)	B	—		6,120
			2,356	D	—

Total assets	$252,666	$184,184	$57,491		$(166,056)		$328,285

See notes to the unaudited pro forma condensed combined financial statements.

Stream Global Services, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet—(continued)

June 30, 2008

(in thousands)

	SGS	SHC	Pro Forma Adjustments		Tender offer Pro Forma Adjustments		Pro Forma Combined
Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$—	$5,325	$—		$—		$5,325
Accrued employee compensation and benefits	—	38,883	—		—		38,883
Other accrued expenses	2,173	15,641	9,787	B	—		20,987
			2,436	B
			(10,800)	N
			1,750	I
Deferred underwriting fee	7,500	—	(7,500)	I			—
Current portion of long-term debt	—	74,867	(74,867)	D			—
Current portion of capital lease obligations	—	2,179	—		—		2,179
Other current liabilities	976	8,081	270	E	—		9,327

Total current liabilities	10,649	144,976	(78,924)		—		76,701

Long-term debt, net of current portion	—	22,749	(22,749)	C	—		74,867
			74,867	D
Capital lease obligations, net of current portion	—	5,734	—		—		5,734
Deferred income taxes	—	666	—		—		666
Other liabilities	—	15,263	—		—		15,263

Total liabilities	10,649	189,388	(26,806)		—		173,231

Convertible redeemable preferred stock	—	—	146,900	G	—		105,650

			(41,250)	S
Common stock subject to possible conversion, 9,374,999 shares at conversion value	74,162	—	(74,162)	E	—		—
Stockholders’ equity (deficit):
Common stock (excluding 9,374,999 shares subject to possible conversion)	30	84	—	E	(21)	U	9
			(84)	K
Additional capital	—	5,627	(5,627)	K	—		—
Additional paid-in capital	164,846	—	3,374	E	(166,035)	U	46,403
			2,968	I
			41,250	S
Retained earnings (accumulated deficit)	—	(16,811)	2,979	J	—		2,992
			16,811	K
			13	E
Retained earnings accumulated in development stage	2,979	—	(2,979)	J	—		—
Accumulated other comprehensive income	—	5,896	(5,896)	K	—		—

Total stockholders’ equity (deficit)	167,855	(5,204)	52,809		(166,056)		49,404

Total liabilities and stockholders’ equity (deficit)	$252,666	$184,184	$57,491		$(166,056)		$328,285

See notes to the unaudited pro forma condensed combined financial statements.

Stream Global Services, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2007

(in thousands, except share and per share data)

	SGS	SHC	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$483,569	$—		$483,569
Direct cost of revenue	—	320,935	—		320,935

Gross profit	—	162,634	—		162,634

Operating expenses:
Selling, general and administrative expenses	216	144,119	—		144,335
Management fees and expenses to stockholder	23	562	(562)	L	23
Depreciation and amortization	—	12,059	—		12,059

Total operating expenses	239	156,740	(562)		156,417

Income (loss) from operations	(239)	5,894	562		6,217
Other (income) expenses, net:
Interest income	(2,119)	—	2,119	P	—
Foreign currency transaction loss	—	11	—		11
Other (income) expense, net	—	(1,008)	—		(1,008)
Interest expense, net	3	12,055	(3,660)	C	7,603
			(5,741)	M
			471	O
			4,475	Q

Total other (income) expenses, net	(2,116)	11,058	(2,336)		6,606

Income (loss) before income taxes	1,877	(5,164)	2,898		(389)
Income taxes	760	6,159	(760)	R	6,159

Net income (loss)	1,117	(11,323)	3,658		(6,548)
Accretion of trust account relating to common stock subject to possible conversion	—	—	—		—
Preferred stock dividends and accretion to redemption amount	—	—	(4,962)	T	(4,962)

Net income (loss) attributable to common stockholders	$1,117	$(11,323)	$(1,304)		$(11,510)

Income (loss) per share:
Basic & diluted	$0.07				$(1.23)

Weighted-average common shares outstanding:
Basic & diluted	16,188,609			H	9,358,675

See notes to the unaudited pro forma condensed combined financial statements.

Stream Global Services, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2008

(in thousands, except share and per share data)

	SGS	SHC	Pro Forma Adjustments		Pro Forma Combined
Revenue	$—	$269,086	$—		$269,086
Direct cost of revenue	—	174,498	—		174,498

Gross profit	—	94,588	—		94,588

Operating expenses:
Selling, general and administrative expenses	494	81,515	—		82,009
Management fees and expenses to stockholder	60	237	(237)	L	60
Depreciation and amortization	—	7,527	—		7,527

Total operating expenses	554	89,279	(237)		89,596

Income (loss) from operations	(554)	5,309	237		4,992
Other (income) expenses, net:
Interest income	(3,486)	—	3,486	P	—
Foreign currency transaction gain	—	(1,765)	—		(1,765)
Other (income) expense, net	—	2,876	—		2,876
Interest expense, net	—	6,031	(1,889)	C	3,521
			(3,095)	M
			236	O
			2,238	Q

Total other (income) expenses, net	(3,486)	7,142	976		4,632

Income (loss) before income taxes	2,932	(1,833)	(739)		360
Income taxes	1,070	4,343	(1,070)	R	4,343

Net income (loss)	1,862	(6,176)	331		(3,983)
Accretion of trust account relating to common stock subject to possible conversion	(287)	—	287	E	—
Preferred stock dividends and accretion to redemption amount	—	—	(2,539)	T	(2,539)

Net income (loss) attributable to common stockholders	$1,575	$(6,176)	$(1,921)		$(6,522)

Income (loss) per share:
Basic & diluted	$0.05				$(0.70)

Weighted-average common shares outstanding:
Basic & diluted	29,687,501			H	9,358,675

Net income per share subject to possible conversion:
Basic & diluted	$0.03

Weighted-average common shares outstanding subject to possible conversion:
Basic & diluted	9,374,999

See notes to the unaudited pro forma condensed combined financial statements.

STREAM GLOBAL SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Note 1—Description of Transaction and Basis of Presentation

On July 31, 2008, SGS consummated the acquisition of SHC pursuant to the June 2, 2008 amended and restated merger agreement (the “Amended Merger Agreement”) that SGS entered into with SHC to amend and restate in its entirety that certain Agreement and Plan of Merger, dated as of January 27, 2008, by and among SGS and SHC, pursuant to which SGS will acquire all of the outstanding shares of capital stock of SHC and SHC will become a wholly-owned subsidiary of SGS.

Under the terms of the amended and restated merger agreement, the purchase price was reduced from $225,800 to $200,000, subject to certain working capital and other adjustments, and the portion of the purchase price to be paid in units of SGS was eliminated. The purchase price is comprised of the following:

•

the payment to SHC stockholders and optionholders of an amount in cash equal to $200,000, plus an amount equal to 75% of certain capital expenditures made by SHC from July 1, 2008 to the closing (estimated $700) and less: (i) the amount of outstanding indebtedness (including capital leases) of SHC at the closing (approximately $105,500 at June 30, 2008), (ii) transaction expenses of SHC and transaction-related bonuses payable to certain SHC executives (estimated to total $6,900), and (iii) transaction fees of approximately $4,300 payable to H.I.G.; and

•

the assumption of the capital leases of SHC at the closing (approximately $7,900 at June 30, 2008) and the assumption, replacement or repayment of other outstanding indebtedness of SHC at the closing (approximately $97,600 at June 30, 2008).

On July 31, 2008, the Company, as Guarantor, entered into the Fourth Amended and Restated Revolving Credit Term Loan and Security Agreement (the “Credit Agreement”) with PNC Bank, National Association (“PNC”). The Credit Agreement amends and restates SHC’s existing credit facility with PNC, providing for an increase in the revolving credit from $86,000 to $100,000, extending the maturity date and providing for the Company as a guarantor. The Credit Agreement includes a $10,000 collateral reserve and eliminates an outstanding $3,000 Letter of Credit. The Credit Agreement does not otherwise materially change the terms of SHC’s existing credit facility. This financing is comprised of a $100,000 senior secured revolving credit facility under which borrowing availability is based on, among other things, SHC’s eligible accounts receivable. The balance of the financing consists of a senior secured domestic term loan of approximately $5,294, and a senior secured foreign term loan of approximately $2,515. The financing facilities have a five-year term. Outstanding balances under the revolving credit facility bears interest at either LIBOR plus a margin ranging from 200 to 250 basis points or at the base rate plus a margin ranging from 0 to 25 basis points. The term loans bear interest at LIBOR plus a margin ranging from 275 to 325 basis points or at the base rate plus a margin ranging from 25 to 75 basis points, in each case based on the combined fixed charge coverage ratio of the Company and SHC. The interest rate is subject to change under additional circumstances. The balance outstanding under the prior credit facility and term loans continued as part of the new revolving credit and term debt facility. The facility also requires compliance with certain financial covenants. The obligations of the borrowers’ under the facility are secured by certain assets of the borrowers’ and by certain assets of SHC. The guarantee provided by the Company is unsecured. The balance outstanding under SHC’s existing credit facility and term loans (approximately $97,600 at June 30, 2008) continued as part of the new revolving credit and term debt facility.

On August 7, 2008, pursuant to the terms of the Preferred Stock Purchase Agreement, dated June 2, 2008, as amended, by and between the Company and Ares, the Company issued to Ares 150,000 shares of Series A Convertible Preferred Stock of the Company, $0.001 par value per share (the “Series A Preferred Stock”), for an aggregate purchase price of $150,000. Ares beneficially owns 44.4% of the issued and outstanding shares of the Company’s common stock (assuming conversion of the outstanding Series A Preferred Stock and warrants to purchase common stock). The Series A Preferred Stock is convertible at the option of Ares into shares of common stock of the Company at an initial conversion price of $6.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events; bears an annual dividend rate of 3% calculated semi-annually (payable in additional stated value or cash at SGS’s option); is redeemable at the holder’s option after seven years; and will have the same voting rights as SGS’s common stock.

In addition, in a separate transaction, certain founding stockholders sold 7,500,000 warrants that were purchased by them in a private placement immediately prior to SGS’s initial public offering to Ares for an aggregate purchase price of $7.5 upon the consummation of the merger.

On August 7, 2008, SGS commenced a tender offer to purchase up to 20,757,046 shares of its common stock with cash at a purchase price of $8.00 per share. None of its current and former officers and directors, strategic advisory council members and Ares tendered any of their respective shares in the tender offer. Based on the final count by the depositary for the tender offer, at total of 20,964,043 shares were properly tendered and not withdrawn at a price of $8.00 per share. SGS accepted for purchase 20,757,046 shares of its common stock at a price of $8.00 per share, for a total cost of $166,056, excluding fees and expenses related to the offer. The proration factor for the tender offer was approximately 99%.

For purposes of these unaudited pro forma condensed combined financial statements, the estimated consideration payable by SGS to the stockholders and holders of vested options of SHC at closing was calculated as follows using SHC’s indebtedness outstanding as of June 30, 2008:

Purchase price per agreement	$200,000
Plus: Estimated working capital adjustment(1)	14,800
Plus: Estimated capital expenditure adjustment(1)	700
Minus: SHC indebtedness (including capital leases)	(105,500)
Minus: SHC transaction fees(2)	(6,500)
Minus: transaction fees payable to H.I.G.(2)	(4,300)

Consideration payable by Stream Global to SHC at closing	$99,200

(1)	Subject to adjustment.
(2)	Pursuant to the merger agreement, certain transaction fees, costs and expenses incurred by SHC in connection with the merger were subtracted from the consideration payable to SHC at closing. At closing, such transaction expenses were estimated to total $11,200. SGS reimbursed SHC for $400 of expenses incurred related to the merger transaction upon the closing of the merger. SGS has made a claim to reduce the working capital and capital expenditure adjustments by approximately $3,900, the outcome of which is not yet known.

Note 2—Pro Forma Adjustments

There were no inter-company balances or transactions between SGS and SHC as of the dates and for the periods of these pro forma condensed combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had SGS and SHC filed consolidated income tax returns during the periods presented.

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements are as follows:

(A) To record the reclassification of funds held in trust by SGS.

(B) To record the purchase price consisting of the payment of $99,200 in cash, the recording of $5,000 of SGS costs related to the transaction for investment banking, legal, accounting, printing and other transaction related costs, and the allocation of the purchase price of the assets acquired and liabilities assumed at June 30, 2008 as follows:

Calculation of allocable purchase price:
Cash	$99,200
Stream Global transaction-related costs**	5,000

Total allocable purchase price	$104,200

Estimated allocation of purchase price*
Cash and cash equivalents	$15,096
Accounts receivable, net	106,372
Deferred income taxes—current	1,233
Prepaid expenses and other current assets	9,390
Equipment and fixtures	35,289
Deferred income taxes	5,027
Goodwill	127,204
Other assets	3,764
Accounts payable	(5,325)
Accrued expenses and other	(64,311)
Current portion of long-term debt	(74,867)
Current portion of capital lease obligations	(2,179)
Other current liabilities	(8,081)
Long-term debt, net of current portion	(22,749)
Capital lease obligations, net of current portion	(5,734)
Deferred income taxes	(666)
Other liabilities	(15,263)

SHC net assets acquired	$104,200

*	The purchase price allocation has not been finalized and is subject to change upon recording of actual transaction costs and completion of valuations of tangible and intangible assets and liabilities. SGS expects to complete the valuation for accounting purposes following the close of the transaction. See further discussion at Note 3. For pro forma purposes, all of the excess of purchase price over the historical net book value of SHC’s assets and liabilities has been allocated to goodwill.
**	For pro forma purposes, estimated SGS transaction-related closing costs of $5,000 have been netted with SGS’s historical deferred transaction costs of $2,564.

	SHC	Purchase Price Adjustments		Adjusted SHC
Assets
Cash and cash equivalents	$15,096	$—	(i)	$15,096
Accounts receivable, net	106,372	—	(i)	106,372
Deferred income taxes—current	1,233	—	(iv)	1,233
Prepaid expenses and other current assets	9,390	—	(i)	9,390
Equipment and fixtures, net	35,289	—	(i)	35,289
Deferred income taxes	5,027	—	(iv)	5,027
Goodwill	7,531	119,673	(v)	127,204
Other assets	4,246	(482)	(ii)	3,764

	$184,184	$119,191		$303,375

Liabilities and Stockholders’ Equity (Deficit)
Accounts payable	$5,325	$—		$5,325
Accrued employee compensation and benefits	38,883	—		38,883
Other accrued expenses	15,641	9,787	(iii)	25,428
Current portion of long-debt	74,867	—	(i)	74,867
Current portion of capital lease obligations	2,179	—	(i)	2,179
Other current liabilities	8,081	—	(i)	8,081
Long-term debt, net or current portion	22,749	—	(i)	22,749
Capital lease obligations, net of current portion	5,734	—	(i)	5,734
Deferred income taxes	666	—	(iv)	666
Other liabilities	15,263	—	(i)	15,263

Stockholders’ equity (deficit)	(5,204)	109,404		104,200

	$184,184	$119,191		$303,375

(i)	Recorded at book value carried on SHC’s books. SGS has not completed its analysis of the impact of the merger on the fair value of SHC’s net assets acquired. Accordingly, no adjustment has been made to SHC’s net assets acquired until such analysis is complete.
(ii)	Adjusted for SHC deferred financing costs related to long-term debt.
(iii)	Adjusted for estimated transaction fees, costs and expenses incurred by SHC in connection with the merger. At closing, such transaction expenses are estimated to total $11,200, of which $1,013 was accrued as of June 30, 2008. SGS reimbursed SHC for $400 of expenses incurred related to the merger transaction upon the closing of the merger.
(iv)	FASB 109, “Accounting for Income Taxes” requires the recognition of deferred tax assets and liabilities for the tax effects of differences between the assigned values in the purchase price allocation and the tax basis of assets acquired and liabilities assumed in a purchase business combination (except for goodwill, which is not deductible for tax purposes). As SGS has not completed their assessment of the estimated fair value of SHC net assets acquired, no adjustment has been made to deferred income taxes until such analysis is complete.
(v)	SGS is in the process of completing their assessment of the estimated fair value of SHC net assets acquired. At this time all excess purchase price over the historical net book value of SHC net assets acquired has been allocated to goodwill until such analysis is complete.

(C) SHC currently has long-term subordinated debt of $22,749, which was repaid by SGS at the closing of the merger and was deducted from the purchase price. Accrued interest payments were also paid at the closing of the merger and deducted from the purchase price. This entry also eliminates interest expense related to this subordinated debt.

(D) Reflects use of the credit facility contemplated by the PNC Credit Agreement, described in Note 1 above, to replace current portion of long-term debt of SHC at closing. Deferred financing fees relating to the new credit facility are $2,356.

(E) To reclassify 428,220 shares of common stock subject to possible conversion as permanent equity. Holders of 8,946,779 shares of common stock voted against the proposal and converted into a pro rata portion of the trust account. This amount of $70,505, which immediately prior to this transaction was being held in the trust account, represents the value of 8,946,779 shares of common stock that were voted against the acquisition proposal, the related deferred interest income attributable to common shares, and a $270 liability for income taxes payable to July 31, 2008.

(F) Not utilized.

(G) To record issuance of 150,000 Series A Preferred Stock to Ares, net of related fees and expenses (including fees payable to Ares equal to 1.0% of the aggregate purchase price of the Series A Preferred Stock, or $1,500, and reimbursement to Ares for reasonable fees and out-of-pocket expenses, up to a maximum of $1,100) and estimated SGS transaction-related costs of $500 for legal and accounting fees. In addition, in a separate transaction, the founders of SGS sold 7,500,000 warrants that were purchased by them in a private placement upon SGS’s initial public offering to Ares. SGS has not completed its analysis of the fair value of these warrants. Accordingly, no adjustment has been made for the fair value of these warrants until such analysis is complete. Upon the determination of fair value, the amount recorded for Additional Paid in Capital will be increased and the amount recorded for Series A Preferred Stock will be reduced for the fair value of these warrants.

(H) Pro forma net loss per share was calculated by dividing pro forma net loss by the weighted-average number of shares outstanding (excluding the conversion of the Series A Preferred Stock or any of the warrants outstanding from this calculation as the effect would be anti-dilutive) as follows:

Weighted Average Common Shares Outstanding
Basic and diluted:
Stream Global shares after IPO issuance	40,234,374
Shares elected to convert	(8,946,779)
Shares repurchased from founding stockholders	(1,171,874)
Shares purchased in tender offer	(20,757,046)

9,358,675

(I) To record payment to SGS’s underwriters for the balance of the underwriters’ deferred discount for SGS’s IPO deposited in trust account which became due upon the consummation of the merger. On the closing of the transaction, the underwriters forfeited $2,500 of the remaining deferred discount due to them. In addition, the underwriters’ deferred discount was further reduced by $2,218, the pro rata share of the number of holders exercising their conversion right. SGS also incurred $1,750 of contingent advisory fees due to its investment bankers advising on the transactions that became due on the closing.

(J) To reclassify earnings accumulated in the development stage to retained earnings (deficit).

(K) Adjustment to eliminate SHC’s historical stockholders’ equity (deficit).

(L) To eliminate costs resulting from consulting agreement with H.I.G. Capital LLC, an affiliate of SHC’s majority stockholder prior to the acquisition by SGS.

(M) To eliminate interest expense related to the revolving credit facility and term loans repaid or replaced with a new credit facility at closing.

(N) Represents payment at closing of certain transaction expenses incurred by SHC in connection with the merger, which were subtracted from the consideration paid by SGS to SHC at closing.

(O) To record bank fee amortization expense on the deferred financing costs and administrative fee associated with the $107,800 credit facility that would become effective upon the closing of the merger.

(P) To eliminate interest income on cash held in trust account.

(Q) Reflects interest expense on $74,867 under the new revolving credit facility, which has a variable interest rate calculated to be 5.81% as of June 30, 2008. Using a 1/8 percent variance, interest rate expense would have changed $94 for the year ended December 31, 2007 and $47 for the six months ended June 30, 2008.

(R) To adjust income taxes due to SGS-related pro forma income adjustments. No impact to income taxes from SHC-related pro forma income adjustments has been recorded due to utilization of U.S. federal tax net operating loss carryforwards.

(S) To record the deemed beneficial conversion feature resulting from the Series A Preferred Stock being convertible into 25,000,000 shares of common stock at an effective price less than the fair market value of the common stock on June 30, 2008 of $7.65 as if the Series A Preferred Stock had been issued on the transaction close date (giving pro forma effect to the merger as if it had occurred on June 30, 2008).

(T) To record preferred stock dividends paid-in-kind and accretion of preferred stock agreement transaction fees and expenses. The shares of Series A Preferred Stock bear an annual dividend of 3% calculated semi-annually (payable in additional stated value or cash at SGS’s option).

(U) To record tender offer of 20,757,046 shares of common stock at a price of $8.00 per share, for a total cost of $166,056. (See Note 4.)

In addition, as of June 30, 2008, SHC had U.S. federal tax net operating loss, or NOL, carryforwards of approximately $30,068 available to reduce taxable income in future years. These NOL carryforwards will begin to expire in 2024, unless previously utilized. SHC also had approximately $11,806 of foreign-generated NOL carryforwards, which will expire over various periods through 2015. Due to uncertainty as to its ability to realize these deferred tax assets, SHC recorded a valuation allowance of $3,699 against these net operating loss carryforwards. SHC’s ability to utilize its U.S. federal tax NOL carryforwards will become subject to annual limitations following the ownership change as defined under Section 382 of the Code, which will limit SHC’s annual off-set for its U.S. federal tax NOL carryforwards following the closing of the merger.

Formation of the post-merger executive team and associated compensation planning is in the process of being determined; therefore, no pro forma adjustments have been made to reflect SGS director, officer and strategic advisory council member compensation. On July 15, 2008, SGS’s chairman and chief executive officer, R. Scott Murray, entered into an employment agreement and on July 16, 2008, the Company entered into an employment agreement with its Chief Legal & Administrative Officer, Sheila M. Flaherty, each of whom began to receive compensation after the closing of the transaction.

Note 3—Purchase Accounting Adjustment

Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various preliminary estimates of their fair values, in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). Management’s estimates and assumptions are subject to change upon the finalization of the valuation and may be adjusted in accordance with SFAS 141. The purchase price allocation is not finalized. SGS is in the process of completing their assessment of the estimated fair value of SHC net assets acquired. Until such analysis can be completed, all excess purchase price over the historical net book value of SHC net assets acquired has been allocated to goodwill. SGS expects to complete the valuation for accounting purposes following the close of the transaction, and expects that the allocation of tangible assets acquired will include, among other things, items such as cash, accounts receivable, unbilled accounts receivable, prepaid expenses and deposits, property and equipment and tangible liabilities to include, among other things, items such as accounts payable, accrued liabilities, income taxes (accrued and deferred), capital lease obligations and any long-term debt assumed in the transaction. SGS also expects to allocate a portion of the purchase price for accounting purposes to intangible assets and liabilities such as customer relationships, brands and trademarks, any lease contracts that may not be at fair value, internally developed software or technology. Deferred taxes will be recorded for the difference between the book and tax basis of tangible and intangible assets and liabilities other than goodwill. The remainder will be allocated to goodwill, which will not be amortizable, but will be reviewed annually and on an interim basis if the events or changes in circumstances between annual tests indicate that an asset might be impaired.

SGS believes that the recognition of goodwill in the purchase price allocation is supported by a number of important factors. SHC operates in a sector that has been affected positively by the continuing trend toward globalization across most industries. As a global provider of CRM services, SHC is positioned to benefit from the strong demand for outsourcing services solutions from major multinational companies, along with SHC’s strong geographic footprint and reputation in the CRM industry as a high quality provider of CRM services.

Note 4—Tender Offer

On August 7, 2008, SGS commenced a tender offer to purchase up to 20,757,046 shares of its common stock with cash at a purchase price of $8.00 per share. None of its current and former officers and directors, strategic advisory council members and Ares tendered any of their respective shares in the tender offer. Based on the final count by the depositary for the tender offer, a total of 20,964,043 shares were properly tendered and not withdrawn at a price of $8.00 per share. SGS accepted for purchase 20,757,046 shares of its common stock at a price of $8.00 per share, for a total cost of $166,056, excluding fees and expenses related to the offer. The proration factor for the tender offer was approximately 99%.

The following table describes the outcome of the tender offer and its impact on SGS’s pro forma condensed combined balance sheet at June 30, 2008 and its number of shares and pro forma net loss per common share calculations in each period in these unaudited pro forma condensed combined financial statements. The common stock outstanding at June 30, 2008 in the table below present the Series A Preferred Stock issued in the private placement on an “as converted basis” for informational purposes only. The weighted average number of common stock for purposes of calculating SGS’s pro forma net loss per share in each period, basic and diluted, does not include the conversion of the Series A Preferred Stock or any of SGS’s 38,750,000 warrants outstanding, as the effect would be anti-dilutive.

Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2008 (in thousands, except share data):

Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 2008
Cash and cash equivalents	$37,027
Stockholders’ equity	$49,404
Common shares (assuming conversion of the Series A Preferred Stock) outstanding	34,358,675

Unaudited Pro Forma Net Loss Per Share
Pro forma net loss per share:
Year ended December 31, 2007	$(1.23)
Six months ended June 30, 2008	$(0.70)
Pro forma weighted average common shares outstanding:basic and diluted	9,358,675

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—SHC

The following discussion should be read in conjunction with SHC’s consolidated financial information and the related notes included elsewhere in this prospectus. This discussion includes forward looking statements that involve risks, uncertainties and assumptions. SHC’s actual results and the timing of events could differ materially from those anticipated in the forward looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. See “Forward Looking Statements.”

Overview of SHC

SHC is a global provider of CRM and other BPO services to companies in the technology, software, consumer electronics and communications industries. SHC’s CRM solutions encompass a wide range of telephone, email and Internet based services and technical support programs designed to maximize the long-term value of the relationships between SHC’s clients and their customers, or end-users. Technical support programs may involve technical troubleshooting, hardware, warranty support and game support, hosted services, data management, telecommunications services and professional services. Customer service includes activities such as customer setup/activations, up-sell or cross-sell programs, revenue generation, customer billing inquiries and customer retention or win back programs. SHC works closely with its clients to design and implement large scale, tailored CRM programs that provide comprehensive solutions to their specific business needs. SHC delivers services from its 30 service centers in 16 countries providing clients with numerous site alternatives and service options at various price points, enabling clients to build an optimal mix of service solutions to solve complex issues and create cost efficient solutions for its clients.

SHC generates revenues by providing CRM services from its trained workforce of over 14,000 people in 16 countries across 30 service centers. SHC provides its services to clients under contracts that typically consist of a master services agreement, which contains the general terms and conditions of the client relationship, and a statement of work, which describes in detail the terms and conditions of each program SHC administers for the client. The statements of work are typically one year contracts with an evergreen provision, subject to earlier termination by the client usually on 60 to 90 days notice. Fewer than 10% of SHC’s written service contracts are for a term shorter than one year. With few exceptions, SHC’s service contracts have not obligated the client to use SHC as its exclusive service provider. SHC often administers multiple programs for a single client. Although the statement of work commitments from SHC’s clients are short, its client relationships tend to be longer term given the scale and complexity of the services it provides, coupled with the risk and costs to its clients associated with bringing business processes in-house or outsourcing them to another provider. For the same reasons, SHC’s sales cycles tend to be 6-12 months. SHC’s potential clients typically obtain bids from multiple vendors and evaluate many factors in selecting a service provider including, among other factors, the scope of services offered, the service record of the vendor and price. As a result of the foregoing, SHC markets its services to, and expects the most likely source of new business will be, multinational customers that benefit most from its international platform.

SHC’s profitability is directly affected by the capacity utilization of its service centers. It seeks to optimize existing and new service center capacity utilization during both peak (weekday) and off-peak (nights and weekends) periods in the U.S. and Europe to maximize fixed cost absorption. Management considers numerous factors that affect capacity utilization, including anticipated expirations, reductions, terminations, or expansions of existing programs and the potential size and timing of new client contracts that SHC expects to obtain. SHC reviews its capacity utilization and projected demand for future capacity on an ongoing basis. SHC anticipates continuing to open more service centers in off-shore locations where prevailing labor rates are lower than onshore North American or European markets. SHC carefully plans the development and opening of new service centers to take advantage of market opportunities while at the same time minimizing the financial effect resulting from excess capacity. To the extent that SHC faces challenges in managing the timeliness of launching new or expanded client programs and the associated internal allocation of personnel and resources, this can cause a delay in recognition of revenues and an increase in costs, either of which could adversely affect SHC’s operating results. Each service center must ramp up in utilization to become profitable, which typically takes between 6 and 12 months to achieve. SHC projects that it will build-out 4 to 5 new service centers in 2008 at a cost of $1.5 million to $3 million each. The exact cost of each center will be determined by size, location and contributions from landlords and government entities. In the event a client terminates a contract early or fails to renew it, SHC may incur costs to shift the capacity of such service centers to other clients. SHC’s costs in such events are the fixed costs, such as rent and utilities and in some jurisdictions severance, to the extent SHC does not replace the business at the affected service center.

These new service centers are expected to generate incremental revenues by providing for service capacity for additional business from existing clients as well as new clients. SHC also expects to generate revenue enhancements in its existing service centers by expanding current business contracts and winning new business. SHC also expects to expand its consumer product and carrier based business to generate additional revenues.

SHC often works with its clients to facilitate reducing their overall CRM and other BPO costs by moving less technical portions of its services for a client to one or more off-shore service centers in lieu of a North American or European service center. This allows SHC to increase or maintain its gross profit margin, but results in a decline in revenues and gross profit dollars. It also may result in a temporary adjustment to utilization rates for the affected service centers.

SHC is subject to quarterly fluctuations in earnings, based on the timing of new and expiring client programs and seasonality in certain client programs. From time to time clients seek to shift their CRM programs to lower cost providers, which may interrupt or decrease SHC’s results of operations as it seeks to shift personnel and other resources to the CRM and other BPO services provided to its higher margin clients.

SHC from time to time obtains grants from state and local governments relating to economic development. These grants are recognized as income as SHC meets the specific requirements of the grant programs.

SHC acquired the service center assets of Spectrum Integrated Services, Inc. on June 16, 2003. Because the purchase price was less than the fair value of the net current assets, under the purchase method of accounting SHC recognized an extraordinary non cash gain of $3.5 million related to the acquisition. On April 13, 2004, SHC purchased the stock of certain service center subsidiaries of Solectron Corporation in exchange for the assumption of $27.7 million of capital lease obligations and letters of credit. Because the purchase price was less than the fair value of the net current assets, under the purchase method of accounting SHC recognized an extraordinary gain of $22.2 million related to the acquisition. On July 22, 2004, SHC acquired 83% of the stock of Infowavz International Private Limited, an India-based service center for $8.8 million in cash, seller notes and the assumption of liabilities. In 2005 and 2007, SHC opened new sites in the Dominican Republic, Costa Rica and Ireland by acquiring certain assets and existing facilities thereof, as described in the audited financial statements included in prospectus. Consequently, period to period comparisons of financial results during such periods may not be meaningful.

SHC has not previously been a public company that is subject to federal securities laws, such as the Sarbanes Oxley Act of 2002. As a result, SHC’s historical financial results do not include the anticipated annual costs of being a public company, which SGS estimates to be $1.0 million per year.

Revenues

SHC derives its revenues by providing technical support, warranty support and game support, hosted services, data management, telecommunication services, professional services and customer care services. SHC’s services are typically bundled together to include its technical support provided by its service professionals, its hosted technology, its data management and reporting and other professional services. SHC bills for its services in a variety of manners, including per minute, per contact, per hour and per full-time equivalent. The methodology of billing is usually determined by various factors including the complexity of services offered, size of the program or is dependent on customer preference. Revenues are recognized as the services are provided. Revenues also include reimbursement of certain expenses including telecom, training and miscellaneous costs for certain customers.

Direct Cost of Revenue (exclusive of depreciation and amortization)

SHC records the costs specifically associated with client programs as direct cost of revenues. These costs include direct labor wages and benefits of service professionals as well as reimbursable expenses such as telecommunication charges. The most significant portion of SHC’s direct cost of revenue is attributable to compensation, benefits and payroll taxes. These costs are expensed as they are incurred. Direct costs are affected by prevailing wage rates in the countries in which they are incurred. In those countries with established, stable economies the wages paid by SHC increase predictably as the economy of a given country does. However, in less established economies that generally present a lower cost workforce, SHC is forced to compete for labor with competitors from other industries as well as those from the CRM industry. Such competition increases the costs of labor in an unpredictable manner and may, in some instances, increase at rates faster than in North America. SHC pays labor costs in the local currency of the service center site, and as a result, SHC is subject to currency risk to the extent that the local currency rises relative to the U.S. dollar. SHC seeks to mitigate this and other risks by entering into one year customer contracts to facilitate passing cost increases onto the customer after the expiration of the term of the customer contract. In addition, the CRM and BPO services industries experience high personnel attrition. The length of training time for adding new service professionals required to implement new programs typically ranges from 2 to 8 weeks due to the complexities of SHC’s clients’ businesses. This can be challenging to the extent SHC obtains several significant new clients or implements several new, large scale programs and needs to recruit, hire and train qualified personnel at an accelerated rate. These costs have decreased as a percentage of net revenues since 2004 as SHC has sought to increase profitability through pricing, improved operating efficiencies and increased its position in off-shore, lower cost labor markets. SHC anticipates that as its business grows, it will continue to expand its off-shore labor pool.

Operating Expenses

SHC’s operating expenses consist of all expenses of operations other than direct costs of revenue, such as technology support, sales and marketing costs, human resource management and other functions and service center operational expenses. Sales and marketing costs consist principally of compensation expense related to business development, proposal preparation and delivery and negotiation of new client contracts. These costs also include travel expenses relating to new sales opportunities, expenses relating to hosting periodic client conferences, public relations activities, participation in industry conferences, industry relations, web site maintenance and business intelligence activities. SHC maintains a dedicated global marketing function responsible for developing and managing sales campaigns, brand promotion, and assembling proposals. Human resource management costs include operating personnel and local human resource expenses, which include hiring, training and severance costs. In addition, local telecom and information technology costs, salaries for site management, accounting and finance functions are included as operating expenses. SHC’s service center operational costs consist of facilities expenses including rent, utilities and other overhead.

SHC’s equipment and fixtures consist of computer equipment, furniture, fixtures, telecom and other equipment, and leasehold improvements. The depreciation expense component of operating expenses is generally computed by applying the straight-line method over the estimated useful lives of assets, which consists of three years for computer equipment; 3 to 5 years for furniture and fixtures; and 3 to 5 years for telecom and other equipment. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. Depreciation expense for assets held under capital leases is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease. SHC also capitalizes some costs associated with the purchase and development of internal-use software, system conversions and website development costs. These costs are amortized over the estimated useful life of the software or system. Intangible assets with a finite life are recorded at cost and amortized using the straight-line method over their estimated useful life. Goodwill related to acquisitions is not amortized and is subject to annual impairment testing.

Other (Income) Expenses, Net

Other (income) expenses, net consists of the sum of foreign currency transaction gains or losses, other income, minority interest, interest income and interest expense. Interest expense includes interest expense and amortization of debt issuance costs associated with SHC’s indebtedness under its credit lines, term loans, other notes payable and capitalized lease obligations.

SHC generates revenue and incurs expenses in several different currencies. SHC does not operate in any countries subject to hyper-inflationary accounting treatment. SHC’s most common transaction currencies are the U.S. Dollar, the Euro, the Canadian Dollar, the British Pound, and the Indian Rupee. SHC’s customers are most commonly billed in the U.S. Dollar or the Euro. SHC reports its operating results using the average actual exchange rates in effect during the accounting period.

Income Taxes

SHC’s effective tax rate can be affected by several factors, many of which are not controlled by SHC. A significant factor impacting the effective tax rate is the proportion of revenues and income before tax in the different domestic and international locations in which SHC operates. In addition, changes to tax laws, regulations and interpretation of the regulations in the many jurisdictions will impact the effective tax rate and the level of non-deductible expenses incurred in any given period.

Results of Operations

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

Revenues. Revenues increased $37.3 million, or 16.1%, to $269.1 million for the six months ended June 30, 2008, compared to $231.8 million for the six months ended June 30, 2007. The increase is primarily attributable to a $48.5 million growth in revenue with SHC’s ten largest clients from both existing and new services provided to those clients in 2008.

Revenues for services performed in SHC’s U.S. and Canada locations decreased $13.0 million, or 9.9%, for the six months ended June 30, 2008, as a result of large volumes from a seasonal client in the six months ended June 30, 2007, coupled with an ISP client contract which ended in the last half of 2007. Revenues for services performed in European locations increased $40.9 million, or 56.1%. The majority of this increase is attributable to increased volumes from both new and existing clients, coupled with additional revenue due to a strengthened Euro relative to the U.S. dollar. Revenues for services performed in off-shore locations in India, Costa Rica, the Dominican Republic and Tunisia increased $9.4 million, or 34.8%, due to additional volume from existing and new clients. Revenues in SHC’s off-shore locations represented 13.5% of consolidated revenues for the six months ended June 30, 2008, compared to 11.6% in the same period in 2007.

Direct Cost of Revenue (exclusive of depreciation and amortization). Direct cost of revenue increased $21.8 million, or 14.3%, to $174.5 million for the six months ended June 30, 2008, compared to $152.7 million for the six months ended June 30, 2007. This increase is primarily attributable to incremental labor cost required to support revenue growth. After excluding the $13.4 million Canadian and Euro currency exchange impact, direct labor costs increased from $146.2 million to $153.3 million, or 4.8%.

Gross Profit. Gross profit increased $15.5 million, or 19.6%, to $94.6 million for the six months ended June 30, 2008 from $79.1 million for the six months ended June 30, 2007. Gross profit as a percentage of revenue increased slightly from 34.1% to 35.2%. Gross margin percentage increased for services performed in European locations due to higher margin contracts implemented in 2007, offset by the Canadian currency exchange impact for services performed in Canada.

Operating Expenses. Operating expenses increased $14.3 million, or 19.0%, to $89.3 million for the six months ended June 30, 2008, compared to $75.0 million for the six months ended June 30, 2007, primarily due to an increase in sales, general and administrative expense, which grew from $69.3 million to $81.5 million, or 17.6%. After excluding the $4.9 million Canadian and Euro currency exchange impact, the increase in sales, general and administrative expense was due to (i) a $3.3 million increase in labor costs due to incremental management, operations and administrative staff required to support SHC’s revenue growth, and (ii) an occupancy expense increase of $4.0 million primarily attributable to new service center openings after the first half of 2007. Depreciation and amortization represented $2.1 million of the increase in operating expenses attributable to additions to equipment and fixtures totaling $21.4 million including capital leases during the twelve months ended June 30, 2008. The additions to equipment and fixtures were to support new business, open new service centers and maintain and upgrade SHC’s technology infrastructure. Operating expenses as a percentage of revenues increased to 33.2% for the six months ended June 30, 2008 compared to 32.4% for the six months ended June 30, 2007 due to higher fixed occupancy cost related to the added capacity in late 2007.

Other (Income) Expenses, Net. Other (income) expenses, net increased $0.5 million, or 7.7%, to $7.1 million for the six months ended June 30, 2008, compared to $6.6 million for the six months ended June 30, 2007. This increase consisted of $1.5 million of merger related expenses and a $1.4 million abandon lease expense in the six months ended June 30, 2008, offset by a foreign exchange gain for the six months ended June 30, 2008 of $1.8 million, compared to a foreign exchange loss of $1.9 million for the six months ended June 30, 2007. Foreign exchange gains and losses are primarily the result of intercompany activity and related hedging.

Income Taxes. Income taxes increased $3.2 million, or 267%, to $4.3 million for the six months ended June 30, 2008, compared to $1.2 million for the six months ended June 30, 2007. Foreign tax expense comprised $4.3 million in the first six months of 2008 and $1.2 million for the same period in 2007 and the effective foreign tax rate increased from 21.70% to 25.82%. The increase in expense was driven by the higher income in foreign jurisdictions and the increase in the effective rate reflects changes in the mix of operations. SHC operates in a number of countries outside the U.S. that are generally taxed at lower rates and this can have a significant impact on the effective tax rate. During the six months ended June 30, 2008 there was a tax expense of $1.4 million related to amounts required to be recorded under the uncertain tax positions under Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48.

Net Loss. Net loss increased by $2.5 million, or 66.7%, to $6.2 million for the six months ended June 30, 2008, compared to $3.7 million for the six months ended June 30, 2007. This increase is primarily due to income tax expenses caused by the factors discussed above.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues. Revenues increased $78.0 million, or 19.2%, to $483.6 million for the year ended December 31, 2007 compared to $405.5 million for the year ended December 31, 2006. The increase is primarily attributable to a $62.0 million growth in revenue with SHC’s ten largest clients from both existing and new services provided to those clients in 2007. In addition, revenues were impacted by currency fluctuation, new European business and full ramp-up of service center sites in 2006.

Revenues for services performed in SHC’s U.S. and Canada locations increased $27.9 million, or 12.1%, due primarily to its existing client base from both increased volume and new services. Revenues for services performed in European locations increased $32.2 million, or 24.5%. Of this amount 50% is due to services for new client programs, 11% is due to increased volumes for existing clients and the remainder is related to the strengthened Euro relative to the U.S. dollar. Revenues for services performed in off-shore locations in India, Costa Rica, the Dominican Republic and Tunisia increased $17.9 million, or 40.9%, due to additional volume from existing and new clients. Revenues in SHC’s off-shore locations represented 12.8% of consolidated revenues for 2007 compared to 10.8% in 2006.

Direct Cost of Revenue (exclusive of depreciation and amortization). Direct cost of revenue increased $44.1 million, or 15.9%, to $321.0 million for the year ended December 31, 2007 compared to $276.9 million for the year ended December 31, 2006. This increase is primarily attributable to labor cost increases required to support revenue growth. After excluding the $13.6 million Canadian and Euro currency exchange impact, direct labor costs increased, from $259.7 million to $293.5 million, or 13%. Direct cost of revenue as a percentage of revenues decreased to 66.4% for the year ended December 31, 2007 from 68.3% for the year ended December 31, 2006 due primarily to lower labor costs from new contracts and incremental volume on existing contracts serviced from SHC’s more profitable off-shore locations.

Gross Profit. Gross profit increased $33.9 million, or 26.4%, to $162.6 million for the year ended December 31, 2007 from $128.7 million for the year ended December 31, 2006. Gross profit as a percentage of revenue increased from 31.7% to 33.6%. These increases are driven by revenue growth primarily attributable to new contracts and incremental volume on existing contracts serviced in the SHC’s higher margin off-shore locations.

Operating Expenses. Operating expenses increased $33.5 million, or 27.2%, to $156.7 million for the year ended December 31, 2007 compared to $123.2 million for the year ended December 31, 2006 primarily attributable to an increase in sales, general and administrative expense which grew from $115.1 million to $144.1 million, or 25.2%. After excluding for $5.3 million Canadian and Euro currency exchange impact, the increase in sales, general and administrative expense was due to (i) an $11.9 million increase in labor costs due to the incremental management, operations and administrative staff required to support SHC’s revenue growth; (ii) an occupancy expense increase of $8.0 million primarily attributable to new service center openings; and (iii) a telecom cost increase of $3.7 million to support SHC’s revenue growth. Depreciation and amortization represented $4.4 million of the increase in operating expenses attributable to additions to equipment and fixtures totaling $20.3 million including capital leases, during the year ended December 31, 2007. The additions to equipment and fixtures were to support new business, open new service centers and maintain and upgrade SHC’s technology infrastructure. Operating expenses as a percentage of revenues increased to 32.4% for the year ended December 31, 2007 compared to 30.4% for the year ended December 31, 2006 due to higher fixed occupancy cost related to the added capacity in late 2006 and early 2007.

Other (Income) Expenses, Net. Other (income) expenses, net increased $4.8 million, or 75.6%, to $11.1 million for the year ended December 31, 2007 compared to $6.3 million for the year ended December 31, 2006. This increase is primarily related to a $3.6 million increase in interest expense, attributable to additional net borrowings on the revolving line of credit, along with the interest expense associated with an issuance of $7.0 million principal amount of term debt in 2007.

Income Taxes. Income taxes increased $1.7 million, or 36.2%, to $6.2 million for the year ended December 31, 2007 compared to $4.5 million for the year ended December 31, 2006. This increase is driven by higher current tax expense in certain foreign jurisdictions due to higher pre-tax income generated from operations and tax reserves established in respect of assessments for prior periods. In 2007, SHC established an $18.6 million deferred tax liability due to a change in tax accounting method in the U.S. As a result there was a corresponding decrease in the U.S. income tax valuation allowance.

Net Loss. Net loss increased by $6.0 million, or 111.7%, to $11.3 million for the year ended December 31, 2007 compared to $5.3 million for the year ended December 31, 2006. This increase is primarily due to higher interest and income tax expenses caused by the factors discussed above.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues. Revenues increased $94.6 million, or 30.4%, to $405.5 million for the year ended December 31, 2006 compared to $310.9 million for the year ended December 31, 2005. This increase came from an $84.0 million growth in revenue from existing clients, representing a 27.0% increase over the year ended December 31,

2005 primarily from our top twenty clients in 2006 related to additional volume received from both existing and new services provided to those clients. SHC also realized a $10.6 million increase in revenue from new clients.

Revenues for services performed in our US and Canada locations increased $42.3 million, or 22.6%, due to increased volume and new services with its existing clients. Revenues for services performed in European locations increased $21.8 million, or 19.9%. Of this amount, 65% is due to increased volumes for existing clients, 20% to services for new client programs, and the remainder is related to the strengthened the Euro relative to the US dollar. Revenues for services performed in off-shore locations in India, the Dominican Republic and Tunisia increased $30.5 million, or 229.7%, due to the increased demand for SHC’s lower cost labor locations and the full year benefit from the mid-year site acquisition in the Dominican Republic in 2005. Revenues in SHC’s off-shore locations represented 10.8% of consolidated revenues for 2006 compared to 4.3% in 2005.

Direct Cost of Revenue (exclusive of depreciation and amortization). Direct cost of revenue increased $59.8 million, or 27.5%, to $276.9 million for the year ended December 31, 2006 compared with $217.1 million for the year ended December 31, 2005. This increase is primarily attributable to labor cost increases required to support revenue growth. After excluding the $6.0 million Canadian and Euro currency exchange impact, direct labor costs increased, from $206.9 million to $253.7 million or 22.7%. Direct cost of revenue as a percentage of revenues decreased to 68.3% for the year ended December 31, 2006 from 69.8% for the year ended December 31, 2005 due primarily to lower labor costs from new and existing contracts serviced from off-shore locations.

Gross Profit. Gross profit increased $34.9 million, or 37.1%, to $128.7 million for the year ended December 31, 2006 from $93.8 million for the year ended December 31, 2005. Gross profit as a percentage of revenue increased from 30.2% to 31.7%. These increases were driven by revenue growth principally from new contracts, incremental volume on existing contracts serviced in SHC’s higher margin off-shore locations and SHC’s decision to enter into contracts with higher end clients.

Operating Expenses. Operating expenses increased $18.3 million, or 17.4%, to $123.2 million for the year ended December 31, 2006 compared to $104.9 million for the year ended December 31, 2005, the largest increase of which was an increase in sales, general and administrative expense, which grew from $100.3 million to $115.1 million, or 14.7%. After excluding the $2.4 million Canadian and Euro currency exchange impact, the increase in sales, general and administrative expense was due, in part, to an $8.2 million increase in labor costs relating to additional management, operations and administrative staffing required to support SHC’s revenue growth, and an occupancy expense increase of $5.5 million related to the expansion of existing service centers and new service center openings. Depreciation and amortization represented $3.5 million of the increase in operating expenses and resulted from $10.4 million of additions to equipment and fixtures during the year ended December 31, 2006 and the full year’s depreciation of assets acquired in the prior year. The additions to equipment and fixtures were to support new business, open new service centers and maintain and upgrade SHC’s technology infrastructure. Operating expenses as a percentage of revenues decreased to 30.4% for the year ended December 31, 2006 compared to 33.8% for the year ended December 31, 2005 as SHC benefited from operating efficiencies as it was able to leverage its operating costs over a larger revenue base.

Other (Income) Expenses, Net. Other (income) expenses, net increased $4.8 million, or 319.5%, to $6.3 million for the year ended December 31, 2006 compared to $1.5 million for the year ended December 31, 2005. This increase is primarily related to a $3.8 million increase in interest expense as a result of additional net borrowings on the revolving line of credit and $10.3 million principal amount of new term debt in 2006.

Income Taxes. Income taxes decreased $0.4 million, or 8.4%, to $4.5 million for the year ended December 31, 2006 compared to $4.9 million for the year ended December 31, 2005. This decrease is driven by higher state tax incentive benefits and a change in the deferred tax expense relating to the valuation allowance for deferred tax assets associated with the net operating losses in the US and certain foreign entities.

Net Loss. Net loss decreased by $12.2 million, or 69.5%, to $5.3 million for the year ended December 31, 2006 compared to $17.6 million for the year ended December 31, 2005. This decrease due to the improved gross margins and leveraging operating costs over a larger revenue base caused by factors discussed above.

Liquidity and Capital Resources

Since the inception of its business in June 2003, SHC has financed its operations primarily through third-party debt. SHC’s primary liquidity needs are for financing working capital associated with the expenses it incurs in performing services under its client contracts and capital expenditures for the opening of new service centers, including the purchase of computers and related equipment. Over the past several years, SHC’s working capital requirements and capital expenditures have increased substantially to fund its growth. SHC has in place a credit facility that includes term loans and a revolving line of credit that allows it to manage its cash flows. SHC’s ability to make payments on the credit facility, to replace its indebtedness, and to fund working capital and planned capital expenditures will depend on its ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond its control. SHC has historically secured its working capital facility through its accounts receivable and therefore, SHC’s ability to continue servicing debt is dependant upon the timely collection of those receivables.

SHC has made capital expenditures of $13.6 million, $10.4 million, $17.1 million and $5.2 million in 2005, 2006, 2007 and the six month period ended June 30, 2008, respectively. SHC continues to make capital expenditures to fund new service centers, new contract requirements and maintain and upgrade its technology as required. SHC projects that it will build-out 4 to 5 new service centers in 2008 at a cost of $1.5 million to $3.0 million each. The exact cost of each center will be determined by size, location and contributions from landlords and government entities.

Working Capital and Term Loan Facilities. SHC’s working capital facility provides for up to $86 million in revolving availability, with a $20 million sublimit for letters of credit. The interest rate on the revolving credit loans, for U.S. advances, is the bank’s alternate base rate plus 0.50% and, for Eurodollar advances, the bank’s Eurodollar rate plus 3.00%. For unused portions of the revolving line of credit, SHC pays a facility fee equal to 0.5% of the unused borrowing base percent. This facility was amended in connection with the acquisition of SHC.

The obligations under the current working capital facility are guaranteed by all of SHC’s domestic subsidiaries. The loans are secured by a first priority lien on substantially all of SHC’s assets including, but not limited to the capital stock of each of its domestic subsidiaries and up to 65% of the capital stock of its foreign subsidiaries. Upon the closing of the merger, SGS provided of a guarantee of the facility to PNC.

SHC’s term loan facility provides it with $9.1 million in financing. The interest rate on the term loans, for U.S. advances, is the bank’s alternate base rate plus 0.75% and, for Eurodollar advances, is the bank’s Eurodollar rate plus 3.75%. The bank’s alternate base rate (5.00% at June 30, 2008) is the higher of the bank’s base commercial lending rate or the Federal Funds Open Rate plus 0.5%. Interest is payable monthly on U.S. advances. Interest is payable on Eurodollar advances at the end of their one-, two-, three- or six-month terms. This facility was assumed as part of the acquisition of SHC.

The agreement governing the current credit facility contains a number of customary affirmative and negative covenants. Subject to certain exceptions, these covenants restrict SHC’s ability and the ability of its domestic subsidiaries to, among other things, incur additional indebtedness, create and incur liens on assets, repay pari passu or subordinated indebtedness, sell assets, engage in transactions with affiliates, make loans, investments, guarantees or acquisitions, declare dividends, redeem or repurchase equity interests or make other restricted payments secured and engage in mergers, acquisitions, asset sales and sale-leaseback transactions. At June 30, 2008, SHC was in compliance with such covenants. SHC expects to remain in compliance with its covenants for the remaining term of the credit facility. In the six month period ended June 30, 2008, SHC repaid $1.0 million of debt on its revolving credit facility.

Replacement Credit Facility. The outstanding principal balance of its working capital facility and its term loan facility was amended by SGS on July 31, 2008, who as Guarantor, entered into the Credit Agreement with PNC Bank. The Credit Agreement amends and restates SHC’s existing credit facility with PNC, providing for an increase in the revolving credit from $86.0 million to $100.0 million, extending the maturity date and providing SGS as a guarantor. The Credit Agreement includes a $10.0 million collateral reserve and eliminates an outstanding $3.0 million Letter of Credit. The Credit Agreement does not otherwise materially change the terms of SHC’s existing credit facility. This financing is comprised of a $100.0 million senior secured revolving credit facility under which borrowing availability will be based on, among other things, the Borrowers’ (as defined in the Credit Facility) eligible billed and unbilled accounts receivable, a senior secured domestic term loan of approximately $5.294 million, and a senior secured foreign term loan of approximately $2.515 million. The financing facilities have a five-year term. Outstanding balances under the revolving credit facility will bear interest at either LIBOR plus a margin ranging from 200 to 250 basis points or at the base rate plus a margin ranging from 0 to 25 basis points. The term loans will bear interest at LIBOR plus a margin ranging from 275 to 325 basis points or at the base rate plus a margin ranging from 25 to 75 basis points, in each case based on the combined fixed charge coverage ratio SGS and SHC. The interest rate is subject to increase under additional circumstances. The balance outstanding under the prior credit facility and term loans continued as part of the new revolving credit and term debt facility. The facility also requires compliance with certain financial covenants which are fully detailed in the Credit Agreement. The obligations of the Borrowers’ under the facility are secured by certain assets of the Borrowers’ and by certain assets of SHC. The guarantee provided SGS is unsecured. PNC is in the process of syndicating the facility and in the event that market conditions do not allow it to syndicate under existing terms PNC can reasonably seek to modify the pricing and terms of the facility.

Letters of Credit. SHC has certain standby letters of credit for the benefit of landlords of certain sites in the United States and Canada. As of June 30, 2008, SHC had approximately $10.5 million of these letters of credit in place under its working capital facility.

Senior subordinated secured notes. As of June 30, 2008, SHC had outstanding senior subordinated secured notes in the aggregate principal amount of $22.7 million plus accrued, but unpaid interest totaling $0.9 million, which will become due on July 31, 2009. The senior subordinated secured notes are subordinated to the notes and the amounts owed under SHC’s working capital facility and its term loan facility. SHC’s obligations under the senior subordinated secured notes have been irrevocably and unconditionally guaranteed on a senior subordinated basis by its domestic subsidiaries. The senior subordinated notes were paid off at the closing of the merger. SHC expects to remain in compliance with its covenants for the remainder of 2008.

Contractual Obligations

SHC has various contractual obligations that will affect its liquidity. The following table sets forth the contractual obligations of SHC as of June 30, 2008:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations(1)	$97,616	$74,867	$22,749	$—	$—
Operating lease obligations	71,859	20,716	33,466	13,972	3,705
Capital lease obligations	9,282	2,904	3,005	2,450	923

Total	$178,757	$98,487	$59,220	$16,422	$4,628

(1)	Includes SHC’s senior subordinated secured notes plus accrued interest totaling $23.6 million which was repaid in full at closing.

Certain leases are backed by letters of credit totaling approximately $10 million at June 30, 2008. The obligations under the letters of credit reduce annually as the underlying obligations are satisfied.

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

As of June 30, 2008, SHC had $15.1 million in unrestricted cash and cash equivalents, and working capital (deficit) (measured by current assets less current liabilities) of ($12.9) million, due to the classification of its existing credit facilities that expire on July 31, 2008.

Net cash provided by operating activities totaled $12.6 million for the six months ended June 30, 2008, a $14.6 million increase from the $2.0 million used in the six months ended June 30, 2007. Net loss increased $2.5 million and non-cash charges were $1.7 million greater in the six months ended June 30, 2008 than those generated in the six months ended June 30, 2007 primarily as a result of the $2.1 million increase for the depreciation of additional assets used in the business. The increase of $15.3 million in cash provided for operating assets is due primarily to the decrease of $10.5 million in cash used as a result of the improved collections of receivables from our larger clients in the six months ended June 30, 2008.

Net cash used in investing activities totaled $5.3 million for the six months ended June 30, 2008, a $0.1 million decrease from the $5.4 million used in the six months ended June 30, 2007. This is primarily attributable to an increase in capital expenditures of $2.0 million related to capital projects in Northern Ireland, the Netherlands and India for the six months ended June 30, 2008 offset by the reduced acquisition cost in the first six months of 2008 compared to 2007 when SHC acquired a service center in Costa Rica for $2.5 million.

Net cash used in financing activities totaled $2.9 million for the six months ended June 30, 2008, a $10.3 million decline from the $7.4 million of cash provided by financing activities for the six months ended June 30, 2007. The decrease is due to reduced borrowings on SHC’s line of credit in the six months ended June 30, 2008. SHC had net borrowings on the line of credit of $9.0 million for the six months ended June 30, 2007, compared to $1.0 million in net payments on the line of credit for the six months ended June 30, 2008.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

As of December 31, 2007, SHC had $12.6 million in unrestricted cash and cash equivalents, and a negative working capital (measured by current assets less current liabilities) of $9.8 million, due to the expiration of its existing credit facilities on July 31, 2008.

Net cash used in operating activities totaled $12.4 million for the year ended December 31, 2007, a $0.6 million decrease from the $13.0 million used in the year ended December 31, 2006. Net loss increased $6.0 million and non-cash charges were $5.1 million greater in 2007 than those generated in 2006 as a result of the $4.4 million increase for the depreciation of additional assets used in the business, $1.0 million increase in non-cash interest expense related to debt, $0.9 million increase in market lease reserves, $0.8 million increase in non-cash compensation, offset by the $2.0 million decrease in deferred tax expense. The increase in cash used for operating assets and liabilities of $1.5 million is due to the additional growth in receivables attributable to the increased revenue from new and existing clients.

Net cash used in investing activities totaled $19.3 million for the year ended December 31, 2007, an $8.8 million increase from the $10.5 million used in the year ended December 31, 2006, primarily attributable to an increase in capital spending in 2007 for new programs and opening of new service centers and the acquisition of a service center in Costa Rica for $2.5 million in 2007.

Net cash provided by financing activities totaled $33.4 million for the year ended December 31, 2007, an $8.1 million increase from the $25.3 million provided for the year ended December 31, 2006. Net borrowings on the line of credit increased $14.1 million in 2007 compared with 2006, plus there was an issuance of additional long-term debt that resulted in proceeds of $7.0 million in 2007. The debt increase in 2007 was used to fund growth in accounts receivables due to revenue growth and for capital expenditures for equipment and new centers opened in late 2006 and in 2007.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net cash used in operating activities totaled $13.0 million for the year ended December 31, 2006, a $5.0 million decrease from the $18.0 million used in the year ended December 31, 2005. Net loss decreased $12.2 million and non-cash charges were $6.9 million greater in 2006 than those generated in 2005 as a result of the $3.5 million increase for the depreciation of additional assets used in the business, and a $1.7 million increase in deferred tax expense. The $13.0 million increase in cash used in operating assets and liabilities is due the growth in receivables attributable to the 30.4% increase in revenue from new and existing clients.

Net cash used in investing activities totaled $10.5 million for the year ended December 31, 2006, a $4.0 million decrease from the $14.5 million used in the year ended December 31, 2005, primarily attributable to a decrease in capital spending in 2006 of $3.1 million and the additional investment in and the acquisition of a service center in the Dominican Republic for $1.2 million in 2005.

Net cash provided by financing activities totaled $25.3 million for the year ended December 31, 2006, a $6.6 million increase from the $18.7 million provided for the year ended December 31, 2005. Net borrowings on the line of credit decreased $5.8 million in 2006 compared with 2005, but were offset by the issuance of additional long-term debt that resulted in proceeds of $10.3 million in 2006, as well as the sale of common stock and the exercise of stock options in 2006 that resulted in proceeds of $2.6 million. The additional debt was used to fund the additional capital expenditures to support the growth of new and existing clients.

Off-Balance Sheet Arrangements

SHC does not have any off-balance sheet arrangements.

Impact of Inflation

Inflation in countries in which SHC services its client contracts could have a negative impact on SHC if it cannot pass on inflationary cost increases to its clients through price increases.

Seasonality

SHC is exposed to seasonality of its revenues because of the nature of certain consumer based clients. SHC will experience up to 10% increased revenues associated with the peak processing needs in the fourth quarter coinciding with the holiday period.

Quantitative and Qualitative Disclosures about Market Risk

SHC is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices. SHC’s risk management strategy includes the use of derivative instruments to reduce the effects on its operating results and cash flows from fluctuations caused by volatility in currency exchange and interest rates. In using derivative financial instruments to hedge exposures to changes in exchange rates, SHC exposes itself to counterparty credit risk.

Interest Rate Risk

SHC is exposed to interest rate risk primarily through its debt facilities since some of those instruments bear interest at variable rates, including capital leases. At June 30, 2008, SHC had outstanding borrowings under variable debt agreements that totaled approximately $79.5 million. A hypothetical 1.0% increase in the interest rate would have increased interest expense by approximately $0.4 million and would have decreased annual cash flow by a comparable amount. The carrying amount of SHC’s borrowings reflects fair value due to their short-term and variable interest rate features.

There were no outstanding interest rate swaps covering interest rate exposure at June 30, 2008.

Foreign Currency Exchange Rate Risk

SHC serves many of its U.S.-based clients using its service centers in Canada, India, the Dominican Republic and Costa Rica. Although the contracts with these clients are typically priced in U.S. dollars, a substantial portion of the costs incurred to render services under these contracts are denominated in the local currency of the country in which the contracts are serviced which creates foreign exchange exposure. Given the significance of SHC’s foreign operations and the potential volatility of the Canadian dollar and Indian rupee versus the U.S. dollar, it uses forward purchases of Canadian dollars and Indian rupees to minimize the impact of currency fluctuations. As of June 30, 2008 SHC had entered into forward contracts with two financial institutions to acquire a total of 46.8 million in Canadian dollars at prices ranging from 0.999 to 1.037 USD/CAD and 59.7 million in Indian rupees at prices ranging from .0232 to ..0251 USD/INR.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require management to make estimates and assumptions about future events and their impact on amounts reported in SHC’s consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from estimates. Such differences may be material to the consolidated financial statements.

SHC believes the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, SHC has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

SHC’s accounting policies are more fully described in Note 2 “Summary of Significant Accounting Policies” in the “Notes to the Consolidated Financial Statements,” included elsewhere in this prospectus. SHC has identified the following critical accounting policies and estimates:

Goodwill

SHC has made acquisitions in the past that include goodwill. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is reviewed for impairment annually and on an interim basis if events or changes in circumstances indicate that an asset might be impaired. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. SHC operates as one reporting unit, which is used for impairment testing and the allocation of acquired goodwill. The impairment, if any, is measured based on the estimated fair value of the reporting unit which is computed using a discounted future free cash flow analysis utilizing internally forecasted results. SHC makes assumptions in regards to future growth and market conditions. Changes in these assumptions could impact the determination of fair value, or any resulting impairment loss. Another estimate using different but still reasonable assumptions could produce different results. Due to the relatively small size of goodwill compared to SHC’s assets, a significant reduction in cash flows would be necessary to risk a meaningful impairment charge. SHC reviewed its goodwill for impairment as of December 31, 2007 and 2006, and determined that there was no impairment.

Long-Lived Assets, other than Goodwill

Long-lived assets, other than goodwill, consist primarily of equipment and fixtures. Equipment and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated between a 3 to 5-year life, software over a 3-year life and equipment generally over a 3 to 5 year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease and is recorded in depreciation and amortization expense. The carrying value of equipment and fixtures to be held and used is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets. Occasionally, SHC redeploys equipment and fixtures from under-utilized centers to other locations to improve capacity utilization if it is determined that the related undiscounted future cash flows in the under-utilized centers would not be sufficient to recover the carrying amount of these assets.

Income Taxes

SHC accounts for federal, state and foreign income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, or SFAS No. 109. Income taxes are accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when SHC believes it is more likely than not that some portion or all of the deferred tax assets will not be realized in the near term.

In June 2006, the FASB issued FIN 48. On February 1, 2008, the FASB issued a FASB Staff Position relating to the effective implementation date of FIN 48 for certain nonpublic companies, which deferred the effective date to January 1, 2008. SHC determined that it met the qualifications of a nonpublic company and adopted FIN 48 effective January 1, 2008.

FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain income tax positions recognized in the financial statements in accordance with SFAS No. 109. Income tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. Upon the adoption of FIN 48, SHC recorded a reserve for unrecognized tax benefits of $5.7 million. The reserve was recorded as an increase to retained deficit of $4.9 million, an increase in other current assets of $0.7 million, and a reclassification of previously recognized tax contingencies of $0.2 million to unrecognized tax benefits. SHC recognizes interest and penalties related to uncertain income tax positions as a component of income tax expense.

During the period ended June 30, 2008, SHC reviewed both new and existing uncertain tax positions under FIN 48 and recorded an additional tax expense of $1.4 million for the six months ended June 30, 2008. The change was made as a result of new tax developments during the quarter, primarily related to international audits, which impacted the evaluation of uncertain tax positions for prior tax periods.

Contingencies

SHC considers the likelihood of various loss contingencies, including tax and legal contingencies arising in the ordinary course of business, and its ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is reserved in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Any required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. SHC regularly evaluates current information available to it to determine whether such reserves should be adjusted.

Self-Insurance Reserves

SHC is self-insured with respect to medical and dental claims for employees located in the United States and a third-party administer is used to process all claims. SHC records an estimated reserve for the self-insurance programs based on SHC’s own historical experience. The reserves associated with the exposure to self insured medical and dental liabilities are monitored by management for adequacy. However, changes in the employee mix and unforeseen events could result in an adjustment that could vary significantly from such estimates.

Allowance for Doubtful Accounts

SHC believes its exposure to accounts receivable credit risk is limited based on internal and external evaluations of the financial strength of SHC’s customers. SHC evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where SHC is aware of a specific customer’s inability to meet its financial obligations, SHC records a specific reserve against amounts due. Historically, SHC has not experienced significant losses on uncollectible accounts receivable.

Stock-Based Compensation

Prior to January 1, 2004, SHC accounted for a stock-based compensation plan for employees and directors under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based upon the difference, if any, on the date of grant between the fair value of SHC’s stock and the exercise price and is amortized over the vesting period for grants for which the vesting is time-based. For grants which are subject to performance-based vesting, the intrinsic value of the grant is measured at the date the grant vests and is charged to expense.

Effective January 1, 2004, SHC adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123(R)), using the prospective-transition method, and therefore, SHC has not restated its prior period financial statements. Under that method, compensation costs recognized in 2006 and 2005 includes: (a) compensation cost for all share-based payments granted prior to January 1, 2004, based on the continued application of the provisions of APB 25 to those grants, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2004, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). For share-based payments granted after January 1, 2004, the fair value of each grant, including both the time-based grants and the performance-based grants, is estimated on the date of grant using the Black-Scholes-Merton option valuation model and assumes the performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any recognized cost is reversed. Compensation expense related to share-based awards, net of a forfeiture rate, is amortized on a straight-line basis over the requisite employees’ service periods in selling, general and administrative expenses.

SHC estimates the fair value of stock option awards on the date of grant utilizing a Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. SHC’s options are subject to certain vesting requirements and are non-transferable. However, certain assumptions used in the Black-Scholes-Merton model, such as expected term, can be adjusted to incorporate the unique characteristics of SHC’s stock option awards. Option valuation models require the input of somewhat subjective assumptions including expected stock price volatility and expected term. These inputs have a greater level of sensitivity in the model over certain other inputs. Other assumptions required for estimating fair value with the Black-Scholes-Merton model are the expected risk-free interest rate and expected dividend yield of SHC’s stock. Historically SHC has not paid dividends and its management believes this policy will continue. Accordingly, SHC has consistently used a dividend yield of zero when calculating any Fair Value of the Share Based Payments. To estimate the risk free rate of return SHC uses as a point of reference the ten year United States Treasury Notes which is the expected term for the options once they are issued.

Based on the type of options issued the vesting of those options will have different lives. To date most of the options issued have had relatively short vesting periods compared to the life of the option granted. Additionally since the stock option plan is relatively new SHC’s forfeiture experience is limited. SHC will continue to monitor these areas and make any necessary adjustments as more tenured trends are established.

Revenue Recognition

SHC provides customer care services according to each client’s agreement and evaluates each agreement to determine the appropriate treatment for revenue recognition in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, SAB No. 104, Revenue Recognition and Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. SHC recognizes revenues only when there is evidence of an arrangement, services have been provided, the price is fixed and determinable, and collection is considered probable. Client contracts generally require that SHC bill for its services based on time spent by service professionals or on a per transaction basis.

In many cases, SHC is subject to varying client quality, service level, and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality, and customer satisfaction. SHC’s performance against such standards may provide bonus opportunities, or conversely, may subject it to penalties, which are recognized as earned or incurred.

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141R, Business Combinations, or FAS 141R. FAS 141R replaces FASB Statement No. 141, Business Combinations, or FAS 141. FAS 141R retains the fundamental requirements in FAS 141 that the purchase method of accounting be used for all business combinations, that an acquirer be identified for each business combination and for goodwill to be recognized and measured as a residual. FAS 141R expands the definition of transactions and events that qualify as business combinations to all transactions and other events in which one entity obtains control over one or more other businesses. FAS 141R broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. FAS 141R also increases the disclosure requirements for business combinations in the financial statements. FAS 141R is effective for fiscal periods beginning after December 15, 2008. Adoption of FAS 141R will not impact SHC’s accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, SHC expects its accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following current accounting literature.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 amends SFAS No. 115 to permit entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The FASB’s objective in this statement is to provide reporting entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SHC adopted SFAS No. 159 in the first quarter of fiscal year 2008. The adoption of SFAS No. 159 did not have an impact on its financial position, results of operations or cash flows as SHC did not elect this fair value option on any financial assets or liabilities.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interest in Consolidated Financial Statements—an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 requires that a non-controlling interest in a subsidiary be separately reported within equity and the amount of consolidated net income attributable to the non-controlling interest be presented in the statement of operations. SFAS No. 160 also calls for consistency in reporting changes in the parent’s ownership interest in a subsidiary and necessitates fair value measurement of any non-controlling equity investment retained in a deconsolidation. SFAS No. 160 is effective for fiscal periods beginning after December 15, 2008. Therefore, the Company is required to adopt SFAS No. 160 on January 1, 2009. SHC is currently evaluating the requirements of SFAS No. 160 and the potential impact on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities (SFAS No. 161), which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, by requiring increased qualitative, quantitative, and credit-risk disclosures about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. SHC is currently evaluating the impact of this standard on its financial condition, results of operations and cash flows.

BUSINESS

Overview

We are a global provider of CRM and other BPO services to companies in the technology, software, consumer electronics and communications industries. Our CRM solutions encompass a wide range of telephone, email and Internet based services and technical support programs designed to maximize the long-term value of the relationships between our clients and their customers, or end-users. Technical support programs may involve technical troubleshooting, hardware, warranty support and game support, hosted services, data management, telecommunications services and professional services. Customer service includes activities such as customer setup/activations, up-sell or cross-sell programs, revenue generation, customer billing inquiries and customer retention or win back programs. We work closely with our clients to design and implement large scale, tailored CRM programs that provide comprehensive solutions to their specific business needs. We deliver services from our 30 service centers in 16 countries providing clients with numerous site alternatives and service options at various price points, enabling clients to build an optimal mix of service solutions to solve complex issues and create cost efficient solutions for our clients.

We deliver our CRM solutions through end-user initiated (inbound) telephone calls, emails and chat sessions that are routed to one or more of our global service centers. Our multi-jurisdiction geographic locations, technology infrastructure and process-driven service model allow us to deliver tailored BPO solutions based on a client’s required servicing needs, linguistic requirements and pricing. Typically an end-user makes an inbound request for technical assistance, seeks product activation or support, or a response to warranty or other issues. Our trained service professionals respond to these inquiries from one of our service centers utilizing technologically advanced telephone systems and workstations, which are designed to enable our service professionals to provide a comprehensive resolution.

We seek to establish long-term, strategic relationships, formalized by renewable multi-year contracts, with clients in the technology, software, consumer electronics and communications industries. We target these industries because of their growth potential, their complex product and service offerings and their large customer bases, which often require sophisticated customer interactions. We focus on offering CRM solutions to fulfill the needs of these higher complexity programs, where we believe our customer service, technical expertise and our operational processes and performance metrics give us a competitive advantage over other CRM providers. As of June 30, 2008, we had 30 facilities in 16 countries with over 14,000 employees.

The Industry

According to the Outsourced Customer Care Industry Report, 2007 by Robert W. Baird, we estimate that the global CRM market, which Baird refers to as the global customer care market, was $300 billion in 2006, of which only $58 billion was outsourced. We believe that outsourcing will increase significantly in the next several years as companies find it difficult to provide high-quality CRM solutions in-house without diverting significant resources away from their core businesses. Historically, businesses provided their CRM solutions in-house because they believed that the “customer interface” was too critical to be outsourced. Additionally, as business becomes more global in scope, many companies find that they do not have sufficient capacity and the optimal infrastructure and tools to service all of their customers and look to outsourcing providers with superior technology and global presence to facilitate and enhance their customer relationships. The largest users of CRM solutions are typically large multinational firms that require global outsourcing solutions because segments of their customer base may be in various geographies. They require providers that are capable of providing services that address the language, cultural, and product needs specific to that region. We believe that large corporations are increasingly outsourcing their CRM solutions as part of an overall effort to focus internal resources on their core competencies, improve operating efficiencies and reduce costs.

Large sophisticated clients require (i) global servicing capabilities to fit the needs of particular products or programs, (ii) technological infrastructure such as VoIP (Voice over Internet Protocol) technology to ensure that calls are seamlessly and globally routed, and (iii) beneficial pricing as a result of operating leverage inherent in larger providers.

Competitive Strengths

Over the last several years, we have developed a number of strategic advantages that we believe enable us to compete effectively for new and existing clients. These competitive strengths consist of:

Leader in “High Touch-Value Added” Services

We believe that our focus on providing quality solutions to technology, software, consumer electronics, and communications companies, combined with our high quality execution and customer satisfaction results have enabled us to become a favored provider of complex CRM solutions. We believe we are a top provider for some of the world’s leading companies in the computer hardware, software, telecommunications and entertainment industries. We seek to combine global operations and technology infrastructure with processes and a multi-shore service delivery strategy, that includes places like India, Costa Rica and North Africa, that have won industry wide recognition awards. As the complexity of the products in our end markets continue to increase, management expects the “high touch-value added” needs of our clients to increase in the future.

Strong Growth Profile in Attractive Markets

Our management has focused on the technology, consumer electronics, and telecommunications segments of the CRM markets because of their growth potential. We seek to capitalize on the growth in these market segments as well as the increasing trend toward outsourcing CRM solutions. In addition, we believe that if we focus on other segments such as healthcare, education, government and financial services, we should be able to accelerate our growth and diversify our client mix.

Focus on Strategic Relationships with Targeted Industry Leaders

We believe that we have deep and long standing relationships with some of the world’s leading companies in their sectors. In many cases, we have served multiple divisions and service programs over a number of years. These relationships span numerous internal contacts, involve multiple service programs and typically entail long-term relationships. For each of our top clients, we have an average of ten programs, interacts with an average of eight different decision makers and have experienced significant growth. We believe that our extensive and long term client relationships have enabled us to become an integral component of our clients’ CRM processes, in some instances including participation in the clients’ related internal planning and operating meetings. Long-term strategic relationships enable us to grow as our clients grow, develop significant industry-specific expertise, and establish recurring revenues. In many cases these long-term relationships allow us to sole source bid for new work and customize a value-added CRM solution for our clients in multi-geographic locations.

High Switching Costs to New Providers

The establishment of a CRM provider by our clients takes many months of planning and training. In addition, in many cases we host the technology and maintain the data that is used by our clients. We also provide detailed reporting on customer metrics to our clients that are essential in its business. As our business evolves we expect that there will even be higher switching costs due to many smaller players becoming more dependent on us to host their technology systems and maintain and warehouse their data. In addition, we expect the customer data management element of our service model to provide new opportunities for our clients to maximize revenue from our customers by creating programs to upgrade technology or market new programs, including customer retention and recovery work that creates revenues for our clients and additional value. There is often a significant cost such as telecommunication, training, technology implementation and internal resource allocation to launch a new CRM provider. It often takes CRM providers up to six months and additional start-up costs to be ready to provide quality service on a consistent basis.

Broad Geographic Platform

We have a geographically diverse platform, from which we seek to provide globally integrated solutions to our clients. With 30 facilities across 16 countries capable of services, our goal is to provide the right customized solution for each of our clients. Rather than focus on a one size fits all approach to servicing our clients, we leverage our broad geographic capability to provide clients with numerous site alternatives and service options at various price points, enabling clients to build an optimal mix of service solutions at different price points. In addition, our broad geographic platform enhances our ability to benefit from regional growth and the introduction of new technologies to emerging markets. We have focused on a multi-shore strategy to provide CRM services to our clients. We have service centers across the United States and Canada, across Europe and in off-shore countries such as India, Costa Rica, the Dominican Republic and Tunisia. We believe that we will continue our development of off-shore service centers in countries like India, Tunisia, Costa Rica, and the Dominican Republic and we also intend to expand in our existing off-shore and emerging markets business into places like China, the Philippines, Eastern Europe, South America and Latin America.

High Renewal Rates

We have shown consistent success in renewing our client contracts when they come up for renewal. During 2007, we renewed client contracts representing approximately 95% of our revenue from contracts that were in place in 2006. Moreover, of our top 10 clients in 2006, eight increased the amount of their business with SHC in 2007. We believe that we are able to achieve high renewal rates as a result of our high quality service and numerous product offerings as well as our clients’ desire to maintain stability in their CRM programs. Additionally, our high renewal rates provide a high level of visibility as to our future revenues as well as the opportunity to introduce new products to clients with whom we have an existing relationship.

Experienced Management Team

We benefit from the experience and depth of our senior management team. Our senior management team has an average of approximately 10 years of experience in the CRM industry and related fields and an average of five years with us and has demonstrated the ability to deliver attractive growth while providing high levels of client satisfaction.

Growth Strategy

Our growth strategy is designed to capitalize on the increasing demand for outsourced CRM solutions and to expand our market share in the industry. Our primary growth strategies are to:

Expand Existing Client Relationships

We believe that we have substantial opportunities to expand services provided to existing clients. Our strategy is to develop long-term strategic partnerships with targeted clients and to expand our existing relationships as our clients continue to grow within their own markets, both domestically and internationally, outsource additional CRM functions and develop new products and services. We believe that many larger clients are seeking to decrease excess overhead and costs by shifting from insourcing to outsourcing and consolidating their CRM providers. In addition, as more companies introduce increasingly complex new products to their customers, we believe that we are well positioned to capture new business from existing clients because of our focus on providing more sophisticated technical support, our hosted technology systems, our data management and multi-shore service center strategy. We seek to capitalize on these trends by selling more of our services to a broader audience within our existing clients.

Target Large, Fortune 1,000 Accounts

Our geographically diverse platform and investment in technology infrastructure allows us to service Fortune 1,000 accounts who increasingly demand these two characteristics from their service providers. We believe we have demonstrated our ability to successfully service these global accounts. We continue to convert existing work performed internally by our clients to outsourced centers as we provide a lower cost, superior service solution relative to what captive sites traditionally offer.

Target Fast Growing Technology Leaders

We have a strategy of targeting fast growing up and coming clients. We have experienced significant growth with clients in satellite radio, portable GPS and wireless and Internet connectivity. Our strategy is to utilize our industry expertise and knowledge of the CRM needs of companies serving these industries to develop relationships with rapidly growing companies that have historically performed their CRM solutions in-house. We believe that over the next few years many mid-sized companies will endeavor to outsource more of their mission critical processes. We believe that this will involve a greater degree of reliance on our hosted systems and developed processes to access the our scalability and geographic reach. This approach allows us to establish our position early with high-touch, high-value, and high margin services, with the goals of becoming the supplier of choice and growing rapidly in concert with our clients.

Margin Expansion

We seek to selectively manage low margin legacy business by reducing certain programs to free up needed capacity as well as selectively implement price increases. In addition, we believe that continued off-shore expansion will grow future margins. At the time of the renewal of legacy contracts (made prior to our current ownership), we seek to increase margins by either repricing the business to improve the margins or not renewing the business in order to replace it with a higher margin client. This can be accomplished by moving the business to a lower cost venue for production or increasing the price to the client. We are also continuously working to improve our operating metrics such as utilization, employee attrition and productivity to increase our operating margins. We also believe that by developing new tools such as web-portals, data warehouses and self-service technical support that we can add value for our clients and continue to provide higher margin services. In addition, we believe that in the future we can provide additional BPO services that utilize our existing geographic service locations, technology and workforce. These BPO services include areas such as data management, language transcription and interpretation, credit and collection, warranty management and billing services.

Continue Off-shore Expansion

We presently provide our service solutions in eight off-shore locations in India, the Dominican Republic, Tunisia and Costa Rica. We plan to open up three to four new locations per year off-shore (which includes the three distinct regions of India, North Africa and CALA). This off-shore network supports our strategy of providing BPO services at various service levels, price points, and locations, which often requires various language capabilities and country-specific cultural awareness. We believe that a North American and European site strategy, combined with strategic, lower cost off-shore locations is ideal to meet these requirements. We believe that large international clients will be better served by a single provider capable of delivering CRM solutions in multiple geographic markets. In the future, we expect that we will consider new locations in areas like China, the Philippines, South America, Malaysia, Singapore, and in additional lower cost Eastern European countries such as Hungary and the Czech Republic.

Products and Services

Our primary service offerings are to provide technical support, hosted technology services, telecommunication services, data management, reporting, customer retention and other professional services to our clients in the technology, consumer electronics and communications industries. In particular, our core competency is providing support for the more difficult needs of higher complexity customer programs.

Technical support is typically the first point of contact after an end-user purchases a product, and in some cases, it may be the only point of contact. We combine in many cases our hosted technology, data management and reporting services in our service model to our clients. This solution is critical in determining end-user perceptions and satisfaction with the client’s product. We seek to solve end-users’ technical issues by offering diagnosis and repair, repair dispatch, help desk, warranty support and game support services.

Our customer service offerings are designed to manage end-user relationships and maximize sales opportunities for our clients. These services include high-touch, high value add services such as customer retention, cross-selling and up-selling additional products, product activation, problem resolution and billing. We seek to leverage our interactions with end-users as opportunities to generate additional revenues and deepen end-user relationships for our clients.

In addition, we believe that in the future we can provide additional BPO services that utilize our existing geographic service locations, technology and workforce. These BPO services include areas such as data management, language transcription and interpretation, credit and collection, warranty management and billing services. We believe that these complementary services may increase our client retention and value added BPO service model to ultimately continue to expand our earnings potential.

Markets and Clients

We focus our marketing efforts on high growth companies in the technology, consumer electronics and communications industries, which represented 52.4%, 25.9% and 21.7%, respectively, of our revenues for the six months ended June 30, 2008, and 55.7%, 23.8% and 20.3%, respectively, of our revenue for the year ended December 31, 2007.

Technology clients include computer hardware, peripherals, and software companies. Communications clients include broadband services, mobile and internet service providers. Consumer electronics clients consist of consumer electronics, media and entertainment companies. These industries are characterized by rapid growth, constantly changing technologies and challenges for end-user adaptation, which make it an attractive market for us. We believe that we have more sophisticated service solutions and industry expertise than many of our competitors, allowing us to increase our market share in these core verticals.

We believe that there are opportunities for us to expand our service segments into new areas in the future that might include healthcare and hospitals, the financial industry, education and government.

Sales and Marketing

We have a direct sales force and sales support organization of approximately 25 sales and marketing personnel, focused on high growth companies in the target industries in North America and Europe. We use a consultative approach to client sales and generally focuses our marketing efforts at the senior executive levels where decisions are made with respect to outsourcing critical CRM functions. Once the decision has been made to outsource, we work closely with our clients to develop and refine a custom solution to our CRM functions.

We believe that our reputation in the CRM industry for high customer service and satisfaction, together with close client relationships, have facilitated significant referral business. Our primary strategy for growing our business is to provide high quality customer service, which enhances our brand and reputation, and secondarily, to win new clients through our sales force.

We seek to drive new sales through our global sales force, which is organized by region. These regional teams are intended to be separate, but integrated sales teams. This facilitates sales to clients with global servicing needs, yet maintains region specific expertise.

Competition

The industry in which we operate is very competitive and highly fragmented. Our competitors range in size from very small firms offering specialized applications or short term projects, to large independent firms and the in-house operations of many clients and potential clients. A number of our competitors have capabilities and resources greater than ours. We compete directly and indirectly with certain companies that provide CRM and other BPO solutions on an outsourced basis, including Atento Services SA, Capita Group Plc, ExlService Holdings, Inc., Genpact Limited, Infosys Technologies Limited, Minacs Worldwide Inc., NCO Group, Inc., PeopleSupport, Inc., SITEL Corporation, Sutherland Global Services, Inc., Sykes Enterprises, Incorporated, Teleperformance S.A., Teletech Holdings, Inc., West Corporation, Wipro Limited and WNS (Holdings) Limited. The list of potential competitors includes both publicly-traded and privately-held companies. We estimate that total revenues for this group was approximately $30 billion for the year ended December 31, 2007. We are among the smaller companies in this group and our revenues represent approximately 2% of the revenues of the total group. Of the 17 companies listed above, we ranked 13th in terms of revenues for the year ended December 31, 2007.

Network Infrastructure

We seek to globally integrate our facilities in an effort to achieve a seamless customer experience. The routing of customer issues to the appropriate service center from various locations in the world is critical to our success and high customer satisfaction.

Service Professional Tools

We believes we make the necessary investment in each service professional seat to ensure that each such service professional has the tools required to provide high quality service to end-users. We leverage a mix of in-house developed and third party software solutions across all of its enterprises. These solutions are customized for our enterprise and facilitate data capture and transfer from the service professional to our various data storage and network systems. Our systems must also be flexible enough to operate our clients’ CRM interfaces which operate on our computers. Most of our client programs utilize the client’s CRM interface and tools.

Enterprise Systems

One of the defining technologies in the CRM solutions industry is VoIP. This technology is designed to allow requests to be routed immediately and seamlessly to the call site on our network best suited to serve a particular end-user’s requirements whether based on language, technical or other needs. Most of our top clients have programs across multiple sites and require VoIP infrastructure to intelligently route end-users to the appropriate site. We also employ ADS systems in its service centers that do not have VoIP networks to provide the same type of intelligent routing found on our VoIP networks within such service centers so that calls can be routed to the service professional best suited to address the needs of end-users. Another important piece of our IT infrastructure is our data centers which house our enterprise applications. These data centers are managed by our technology staff, monitored 24 hours a day, 365 days a year and protected by heat, smoke, and water detectors, as well as fire suppression systems, air conditioning units, and backup power generators. The software used on our servers is predominantly windows or unix based and utilizes Oracle and Microsoft databases. Our technology personnel also supports other related software components, data security software, which management believes provides ample support, functionality, and capacity for us to achieve our current growth plan.

Intellectual Property

We have 9 trademarks and 1 application for trademark pending in 1 country. In addition, we have nine registered domain names that have expiration dates through May 2, 2015.

Employees

Our success in recruiting, hiring and training large numbers of skilled employees is critical to our ability to provide high-quality CRM solutions to our clients. We generally locate our service centers in locations that have access to higher education and a major transportation infrastructure. We generally offer a competitive pay scale, hire primarily full-time employees who are eligible to receive the full range of employee benefits and seek to provide employees with a clear, viable career path.

As of June 30, 2008, we had over 14,000 employees. Of our total employees, approximately 12,000 were service professionals and over 94% were full time service professionals. Although our industry is very labor intensive and has experienced significant personnel turnover, we believe that our quality of life initiatives and its high percentage of full-time service professionals has resulted in relative stability in its work force. Except for our service centers in Ireland, Italy, Sweden, Germany, Spain, France, Tunisia and the Netherlands where approximately 500 of our employees are subject to collective bargaining agreements using workers’ counsels (which are typical in these regions), none of our employees are subject to a collective bargaining agreement. We believe our relations with our employees are good.

Facilities

We operate 30 strategically located service centers in 16 countries, which are designed to be globally integrated. Our facilities are organized into three regions: North America, which includes the United States and Canada; Europe, which includes Eastern and Western Europe; and off-shore, which includes India, Tunisia, Costa Rica and the Dominican Republic. We expect to commence operations in other off-shore locations that might include the Philippines, South America, the Middle East and China.

We do not own offices or properties but rather lease offices in the United States, Canada, the Netherlands, the United Kingdom, Italy, Ireland, Spain, Sweden, France, Germany, Poland, India, Tunisia, the Dominican Republic, Costa Rica and Bulgaria. We consider these facilities to be suitable and adequate for the management and operation of our business.

We entered into a lease for approximately 13,000 square feet of office space in Wellesley, Massachusetts, beginning December 1, 2008 for a term of 6 years. Our base monthly rent will be between $43,000 and $46,000.

Legal Proceedings

In the normal course of business, we are subject to proceedings, lawsuits and other claims. We believe that none of those proceedings is material to our business, results of operations or financial condition.

MANAGEMENT

Information concerning our directors and executive officers as of October 13, 2008 is set forth below:

Name	Age	Position
R. Scott Murray	45	Chairman of the Board of Directors, Chief Executive Officer, President and Interim Chief Financial Officer
Sheila M. Flaherty	43	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary
Robert Dechant	46	Executive Vice President Global Sales and Marketing
Kevin T. O’Leary	54	Director
Stephen D. R. Moore	57	Director
G. Drew Conway	51	Director
Paul G. Joubert	60	Director
David Kaplan	41	Director
Jeffrey Schwartz	34	Director
Nate Walton	30	Director

R. Scott Murray has been our founder, chairman of the board of directors, chief executive officer and president since our inception on June 26, 2007 and is our interim chief financial officer. From February 2006 to February 2008, Mr. Murray served as non-executive chairman of the board of Protocol Communications, Inc., a privately held provider of fully integrated marketing services in the business process outsourcing sector. Mr. Murray has extensive experience in the technology and services sectors, and has held several executive management positions in those sectors. Most recently in 2006, he served as chief executive officer and a director of 3Com Corporation and the chairman of the board of H3C, a joint venture operating in China with Huawei Technologies. 3Com is a publicly traded global secure network provider to mid and small enterprise clients. From August 2002 to August 2004, Mr. Murray was chief executive officer and a director of Modus Media, Inc., a privately held business process outsourcer in the global supply chain and hosting services sector. Modus had operations around the world including North America, Mexico, Europe and Asia (including five locations in mainland China). Mr. Murray was instrumental in completing Modus’ merger with CMGI in August 2004. From January 2000 until January 2002, following its acquisition in 2001 by Solectron Corporation, Mr. Murray served as president and chief operating officer of Stream International, Inc. From February 1994 through May 1999, Mr. Murray served as the executive vice president and chief financial officer of The Learning Company, a publicly traded consumer software company. TLC was acquired by Mattel, Inc. in May 1999 for approximately $4.2 billion in stock and assumption of net debt. He is a Canadian chartered accountant and a graduate of the University of Western Ontario and has a finance and administration degree.

Sheila M. Flaherty has been our executive vice president, chief legal and administrative officer (formerly general counsel) and corporate secretary since July 2007. From January 2006 to May 2007, Ms. Flaherty was general counsel and vice president of Abiomed, Inc., a publicly traded medical technology company. From November 1998 to August 2004, Ms. Flaherty held several positions, including vice president, general counsel and secretary, at Modus Media, Inc., a privately held business process outsourcer in the global supply chain and hosting services sector. During her tenure at Modus Media, Ms. Flaherty handled several international debt transactions, as well as mergers, acquisitions and divestitures. From 1996 through 1997, Ms. Flaherty served as associate general counsel at Astra Pharmaceuticals, Inc., a pharmaceutical company. From 1993 to 1996, Ms. Flaherty practiced law with the law firm of Nutter, McClennen & Fish. Since 2007, Ms. Flaherty has also been a member of the Salt Lake Life Science Angels (SLLSA), an angel investment group targeting seed stage life science and healthcare companies in the Intermountain West. Ms. Flaherty received a bachelor’s degree from the University of Massachusetts and a Juris Doctorate from Georgetown University Law Center.

Robert Dechant has been our executive vice president global sales and marketing since August 2008. Prior to joining SGS in August 2008, Mr. Dechant served as senior vice president of sales and marketing and general manager of the Data and Voice Business Unit for 3Com Corporation from 2006 through June 2008. Mr. Dechant’s responsibilities included all R&D, engineering and testing and sales and marketing for 3Com’s business outside of the China market. From 2002 to 2004, Mr. Dechant also served as executive vice president of sales and marketing of Modus Media Inc. From 1997 through 2003, Mr. Dechant served in several roles for Stream International as senior vice president of sales and marketing and chief operating officer. From 1994 to 1997, Mr. Dechant served as vice president of sales for Software Support Inc. (acquired by Convergys Corp in 1996) and also held various roles at IBM Corp. Mr. Dechant received a bachelor’s of science degree from Fairfield University.

Kevin T. O’Leary has been a director of our company since July 2007. Mr. O’Leary is the Chairman of Gencap Funds Inc., the manager of the publicly traded O’Leary Global Equity Income Fund. Mr. O’Leary is a member of the strategic advisory board of Genstar Capital, LLC, a private equity firm that focuses on investments in selected segments of life science and healthcare services, industrial technology, business services and software. Mr. O’Leary is currently working as the entrepreneur/investor co-host for the Discovery Channel’s “Discovery Project Earth” a new program that explores innovative ways man could reverse global warming. Since April 2004, Mr. O’Leary has been director of and an investor in EnGlobe, a Toronto Stock Exchange-listed company that is one of Canada’s leading integrated environmental services companies specializing in the management of organic-based waste streams and contaminated soils. Since May 2007, Mr. O’Leary has been a director and investor of Iqzone.com, an early stage wireless marketing company. Mr. O’Leary is also a frequent co-host of Report on Business Television, Canada’s national business television specialty channel and a cast member and investor in Sony Television’s venture capital reality show Dragon’s Den. Mr. O’Leary was a co-investor and co-founder of Storage Now, Canada’s leading developer of climate controlled storage facilities, from January 2003 until its March 2007 acquisition by In Storage REIT. In 1986, Mr. O’Leary co-founded SoftKey Software Products. With Mr. O’Leary as its president, SoftKey (later re-named The Learning Company) grew rapidly and became a catalyst for consolidation in the consumer software industry. Mr. O’Leary was the president and a director of The Learning Company from 1986 until May 1999 following its acquisition by Mattel, Inc. for $4.2 billion in stock and the assumption of net debt. Mr. O’Leary received an honors bachelor degree in environmental studies and psychology from the University of Waterloo and a master’s of business administration from the University of Western Ontario, where he now serves on the executive board of The Richard Ivey School of Business.

Stephen D. R. Moore has been a director of our company since July 2007. Since July 2006, Mr. Moore has served as a director, president and chief operating officer at Enterprise Mobile, Inc., a company that provides a single point of delivery and support for deployment and management of Windows Mobile-based messaging and line of business application enablement within enterprise environments. From October 2005 to May 2006, Mr. Moore served as vice president of operations for IMO, a multi-carrier retail wireless start up. From September 2003 to July 2005, Mr. Moore served as senior vice president for operations and technology for NaviMedix, Inc, a venture backed health care infrastructure company. From 1994 to 1997, Mr. Moore served as president and chief operating officer of Stream International, Inc. In 1997, Stream International, Inc. divested into three separate business entities and from 1997 through 2002, Mr. Moore served as chairman and chief executive officer of the remaining entity, until its 2001 acquisition by Solectron Corporation. From 1992 to 1994, Mr. Moore served as president of Corporate Software, a software sales and services company which merged in 1994 with a division of R.R. Donnelley to form Stream International, Inc. Mr. Moore received a HNC in electrical and electronic engineering from the Northampton Institute of Science and Technology.

G. Drew Conway has been a director of our company since July 2007. Since June 2002, Mr. Conway has served as the chief executive officer of Sagent Healthstaff LLC, a healthcare-staffing company. Mr. Conway is the former chairman and chief executive officer of Renaissance Worldwide, Inc., a global provider of business and technology consulting services. Established in 1986, Renaissance provided consulting expertise in the focused areas of business strategy, enterprise solutions, government solutions and information technology consulting services. Mr. Conway guided the company through rapid growth and expansion having completed twenty-one acquisitions following the initial public offering of the company. As a leader in New England’s high tech community, Mr. Conway has served as New England Chapter President of the National Association of Computer Consulting Business for three terms. Mr. Conway has been a frequent speaker at the Fulcrum Series on mergers and acquisitions, and has been honored four times as a finalist of Ernst & Young’s Entrepreneur of the Year award. Mr. Conway currently serves on the boards of the Inner City Scholarship Fund Committee and Universal Solutions Group, Inc. Mr. Conway received a bachelor’s degree from the University of Maryland.

Paul G. Joubert, CPA has been a director of our company since his retirement from PricewaterhouseCoopers LLP, or PWC, an international accounting firm in July 2008. Since July 2008, Mr. Joubert has been the managing partner and founder of EdgeAdvisors, a privately held management consulting organization. Mr. Joubert joined PWC in 1971 and has worked extensively with both public and private companies in start-up to mature stages of growth in the high technology, manufacturing and service industries. Mr. Joubert most recently was the PricewaterhouseCoopers LLP Northeast Marketing and Sales Market Leader and partner in the Assurance practice of PWC. Prior to that, Mr. Joubert was the leader of PWC’s Technology, InfoCom and Entertainment practice for the Northeast region of the United States. Prior to that, Mr. Joubert served as Partner-in-Charge of PWC’s Northeast Middle Market Group and Chief of Staff to the Vice-Chairman of domestic operations. He has been a frequent speaker and author on business and financial topics. Mr. Joubert has extensive experience with initial public offerings, public companies, mergers and acquisitions and venture capital funding. Mr. Joubert is a graduate of Northeastern University, where he received a bachelor of science in finance and accounting. He is a member of numerous civic and professional associations including the Association for Corporate Growth, a former director and treasurer of the Massachusetts Innovative and Technology Exchange and he serves on the Board of Overseers of the Museum of Science. He is also a member of the American Institute of Certified Public Accountants.

David Kaplan has been a director of our company since August 2008, pursuant to the terms of the Stockholder’s Agreement, dated as of August 7, 2008, by and between us and Ares (the “Stockholder’s Agreement”). Mr. Kaplan is a Senior Partner in the Private Equity Group of Ares Management LLC. Mr. Kaplan joined Ares Management from Shelter Capital Partners, LLC. From 1991 through 2000, Mr. Kaplan was affiliated with, and a Senior Partner of, Apollo Management, L.P., and its affiliates, during which time he completed multiple private equity investments from origination through exit. Prior to Apollo, Mr. Kaplan was a member of the Investment Banking Department of Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves as the Chairman of the Boards of Directors of both Maidenform Brands, Inc., a designer and manufacturer of women’s intimate apparel, and TPEP Holdings, Inc. (Tinnerman Palnut Engineered Products), a manufacturer of fastening solutions and components, Co-Chairman of the Board of Directors of Orchard Supply Hardware Stores Corporation, a home improvement retailer, as well as a member of the Boards of Directors of Anchor Blue Retail Group, a specialty apparel retailer, and GNC Corp., a specialty retailer of nutritional products. Mr. Kaplan also serves on the Board of Governors of Cedars-Sinai Medical Center and is a Trustee, Treasurer and Chairman of the Investment Committee of the Center for Early Education. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma from the University of Michigan School of Business Administration with a BBA concentrating in finance.

Jeffrey Schwartz has been a director of our company since August 2008, pursuant to the terms of the Stockholder’s Agreement. Mr. Schwartz is a Principal in the Private Equity Group of Ares Management LLC. Prior to joining Ares Management in 2004, Mr. Schwartz was a Vice President in the Financial Sponsors Group at Lehman Brothers where he specialized in providing acquisition advice to financial sponsors on potential leveraged buyouts. Prior to Lehman Brothers, Mr. Schwartz was with the Wasserstein Perella Group where he specialized in mergers and acquisitions and leveraged finance. Mr. Schwartz serves on the boards of directors of WCA Waste Corporation, solid waste management company, GNC Corp., a specialty retailer of nutritional products. TPEP Holdings, Inc. (Tinnerman Palnut Engineered Products), a manufacturer of fastening solutions and components and White Energy, Inc., an owner, operator and developer of ethanol facilities. Mr. Schwartz graduated from University of Pennsylvania’s Wharton School of Business with a BS in Economics.

Nate Walton has been a director of our company since August 2008, pursuant to the terms of the Stockholder’s Agreement. Mr. Walton is a Vice President in the Private Equity Group of Ares Management LLC. Mr. Walton joined Ares Management in 2006 in the Capital Markets Group of Ares Management LLC. In March 2007, Mr. Walton joined the Private Equity Group. From 2003 to 2005, Mr. Walton attended the Stanford Graduate School of Business where he received a Masters in Business Administration. Mr. Walton graduated from Princeton University in 2001 with a BA in Politics.

There are no family relationships among any of our directors or executive officers.

Board of Directors and Committees of the Board

Our board of directors consists of eight members who will serve until the earlier of their resignation or their successor is duly qualified and elected.

AMEX requires that a majority of our board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of Messrs. Conway, Joubert, Moore, O’Leary, Kaplan, Schwartz and Walton are independent directors as such term is defined under the rules of AMEX and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Committees

Our board of directors has three standing committees: audit, nominating and compensation. Each committee operates under a charter that has been approved by our board of directors. Current copies of each committee’s charter are posted on the corporate governance section of our website, www.stream.com.

Audit Committee

Our audit committee of the board of directors consists of Messrs. Joubert, Conway and Moore. Mr. Joubert serves as the chairman of our audit committee. Our audit committee members are independent members of our board of directors, as defined by the rules of the SEC. The audit committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•	serving as an independent and objective party to monitor our financial reporting process, audits of our financial statements and internal control system;

•	approving the annual fees of our independent registered public accounting firm and their annual engagement as our auditors and appointment thereof by the stockholders;

•	reviewing and appraising the audit efforts of our independent registered public accounting firm and internal finance department; and

•	providing an open avenue of communications among our independent registered public accounting firm, financial and senior management, our internal finance department, and the board of directors.

The audit committee will at all times be composed exclusively of “independent directors” who, as required by AMEX, are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

The board of directors has determined that Mr. Joubert is an “audit committee financial expert,” as defined under applicable SEC rules. Our audit committee met three times in the fiscal year ended December 31, 2007.

Nominating Committee

Our nominating committee of the board of directors consists of Messrs. Moore and O’Leary. Each of Messrs. Moore and O’Leary is an independent director as defined by the rules of AMEX and the SEC. Mr. O’Leary serves as the chairman of our nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others. Our nominating committee did not meet in the fiscal year ended December 31, 2007.

The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated should be actively engaged in business endeavors, have an understanding of financial statements, corporate budgeting and capital structure, be familiar with the requirements of a publicly-traded company, be familiar with industries relevant to our business endeavors, be willing to devote significant time to the oversight duties of the board of directors of a public company, and be able to promote a diversity of views based on the person’s education, experience and professional employment. The nominating committee evaluates each individual in the context of the board as a whole, with the objective of recommending a group of persons that can best implement our business plan, perpetuate our business and represent stockholder interests. The nominating committee may require certain skills or attributes of candidates, such as financial or accounting experience, in order to meet specific board needs that arise from time to time.

Stockholders may recommend individuals to our nominating committee for consideration as potential director candidates by submitting their names and number of shares beneficially owned, together with appropriate biographical information and background materials to our nominating committee, c/o Corporate Secretary, Stream Global Services, Inc., 125 High Street, 30th Floor, Boston, Massachusetts 02110. Assuming that these materials have been provided on a timely basis, the nominating committee will evaluate stockholder-recommended candidates by following substantially the same process and applying substantially the same criteria as for candidates submitted by others.

Compensation Committee

Our compensation committee of the board of directors consists of Messrs. O’Leary, Conway and Kaplan. Mr. O’Leary serves as the chairman of our compensation committee. Our compensation committee members are independent members of our board of directors, as defined by the rules of the SEC. The compensation committee’s duties, which are specified in our compensation committee charter, include, but are not limited to:

•	reviewing and approving, or recommending for approval by the board of directors, the compensation of our chief executive officer and other executive officers;

•	overseeing the evaluation of our senior executives;

•	reviewing and making recommendations to the board of directors with respect to incentive-compensation and equity-based plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and making recommendations to the board of directors with respect to management succession planning;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” required by the SEC rules; and

•	preparing the compensation committee report required by the SEC rules.

Our compensation committee was established in August 2008 and did not meet in the fiscal year ended December 31, 2007.

Code of Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.stream.com. In addition, we intend to post on our website all disclosures that are required by law or AMEX listing standards concerning any amendments to, or waivers from, any provision of the code.

COMPENSATION DISCUSSION AND ANALYSIS

Prior to Acquisition of Stream Holdings Corporation

Prior to our acquisition of SHC, none of our officers or directors received any cash compensation for services rendered to us. Except as described below, no compensation of any kind, including finders or consulting fees or other similar compensation was paid to any of our founding stockholders or any of their respective affiliates, prior to or in connection with the acquisition of SHC. However, such individuals and entities were reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Our directors and officers were not paid any executive compensation, board fees or other such amounts prior to consummation of the acquisition of SHC. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because of the foregoing, we will generally not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

Prior to the merger, we paid Trillium $10,000 per month for general services, including office space. This fee arrangement was terminated at the closing of our acquisition of SHC on July 31, 2008. From our inception to July 31, 2008, an aggregate of approximately $133,000 was incurred for such services. This arrangement is solely for our benefit and is not intended to provide Trillium or Mr. Murray compensation in lieu of salary. We believe, based on rents and fees for similar services in Boston, Massachusetts, that the fee charged by Trillium was at least as favorable as we could have obtained from an unaffiliated person.

On July 15, 2008, we entered into an employment agreement with R. Scott Murray, our chairman, chief executive officer, president and interim chief financial officer, which became effective upon the closing of our acquisition of SHC. Under the terms of Mr. Murray’s employment agreement, he will serve as our chief executive officer, president and chairman of the board. Mr. Murray’s annual salary is initially $595,000 per annum and he is eligible for an annual bonus, based on achievement of the annual budgeted earnings before interest, taxes, depreciation and amortization and as adjusted for acquisition, divestitures, one-time charges, non-cash foreign currency gains and losses, transaction-related costs, restructuring charges, stock compensation charges and other similar items. The employment agreement includes a non-compete provision and provides for certain severance related payments if the employment of Mr. Murray terminates by reason of our election not to renew the agreement, by Mr. Murray for good reason, by us without cause or by reason of his death or disability.

On July 16, 2008, we entered into an employment agreement with Sheila M. Flaherty, which became effective on the closing of the acquisition of SHC. Under the agreement, Ms. Flaherty will serve as our chief legal and administrative officer. Ms. Flaherty’s base salary is $300,000 per annum and she will be eligible for an annual bonus. Ms. Flaherty’s employment agreement also includes a non-compete provision and provides for certain severance related payments.

Stream Holdings Corporation

Prior to our acquisition of SHC, SHC developed an executive compensation program that was intended to provide appropriate compensation that was strongly tied to SHC’s results. The program has four major components: salary, annual/quarterly bonus, quarterly performance incentives and a stock option plan. The program provided executives with a significant amount of variable compensation dependent upon SHC’s performance. For example, for SHC’s chief executive officer, approximately half of her annual cash compensation was variable and for SHC’s chief financial officer, approximately a third of his annual cash compensation was variable, and in addition, a significant part of their total potential compensation was through SHC’s stock option plan.

SHC’s compensation program’s overall objective was to enable SHC to attract and retain the services of highly-skilled executives. The principles of SHC’s executive compensation program are reflected in its three variable compensation components: the annual/quarterly bonus, quarterly performance incentives and stock option plan. The program sought to enhance SHC’s profitability and value by aligning closely the financial interests of SHC’s executives with those of its stockholders. This alignment was created by strongly linking the compensation to the achievement of important financial goals. SHC’s ability to reach the financial goals is dependent on strategic activities. However, at the executive level, SHC measured success in these strategic activities principally by their effect on SHC’s financial performance. The compensation program considers cash flow, account and tax aspects to support the financial efficiency of the programs.

Each SHC executive was given significant and extensive responsibilities that encompass both SHC’s strategic policy and direct day-to-day activities in sales and marketing, finance, legal and regulatory, customer service development, and other similar activities. The compensation program conditions significant portions of management pay on the achievement of annual (for bonuses) and long-term (for stock options) financial performance goals.

The compensation packages for SHC executives were designed to promote team work by generally using the same performance goal for the annual bonus for all regional and global executives. The individual initiative and achievement of an executive is reflected in the level of salary and bonus, which was determined annually by SHC’s board of directors.

SHC—Elements of Compensation

SHC’s compensation program had four principal elements: salary, annual and quarterly bonuses, quarterly performance incentives and a stock option plan. The remaining compensation paid through employee benefits and perquisites was not significant in amount or as a percentage of any SHC executive’s compensation.

Salary. SHC recognized that paying a market competitive cash salary is necessary to attract and retain services of highly-skilled executives and that a competitive salary is a component of a well-rounded compensation program.

Bonus. Both annual and quarterly cash bonuses provide a means to measure and, if appropriate, reward elements of corporate performance that are closely related to the efforts of executives. Under the Summary Compensation Table below, each of the annual and quarterly bonuses are reported, together with certain other elements explained in footnote 2 below, in the column labeled “Non-Equity Incentive Plan Compensation” rather than in a “Bonus” column. This reporting reflects that the annual and quarterly cash bonuses have pre-established and generally non-discretionary goals that determine whether any amount will be paid. Part of the quarterly and annual non-equity incentive plan compensation payable to salespeople, including Mr. Evert, is derived from commissions based equally on the achievement of pre-established (i) revenue targets for new and existing business and (ii) global EBITDA targets.

SHC believes it is appropriate and necessary in order to properly incentivize key executives to make bonus payments in cash on an annual basis when earned. SHC chose to pay bonuses in cash rather than stock because it anticipated that its executives would use this payment to supplement their salaries and SHC’s stock was illiquid in its nature. The annual bonus as a percentage of an executive’s total potential cash compensation generally increases with the level and responsibilities of the executive.

Quarterly Performance Incentives. SHC also utilized a ‘management by objectives’ program to provide performance incentives that drive and reward completion of specific quarterly strategic and tactical objectives. These objectives were agreed upon by the executive and his or her immediate supervisor at the beginning of a given quarter and payment of the incentives is made during the following quarter in the event that the pre-determined objectives are met.

Long-term Incentive—Stock Option Plan. SHC provided a long-term incentive compensation program that was based on its stock through the use of a stock option plan. For stockholders, the long-term value of SHC’s stock was the most important aspect of SHC’s performance. The price of such stock was the principal factor in stockholder value over time. The value of a share issuable upon the exercise of an option is tied directly and primarily to the ultimate fair value of SHC’s stock. Stock options are a means of aligning financial interests of executives and stockholders.

Employee Benefits. SHC’s executives participated in all of the same employee benefit programs as other employees and on the same basis. These programs include a tax-qualified retirement plan, health and dental insurance, life insurance, and disability insurance. SHC’s only active retirement plan is a 401(k) plan in which executives participate on the same basis as other employees. SHC makes discretionary matching contributions to the 401(k) plan. The amount of the matching contribution depends on the percentage of an executive’s compensation, up to Internal Revenue Code limits, that he or she chooses to defer in the 401(k) plan. In 2007, the amount of SHC’s matching contributions for the named executive officers, set forth in the Summary Compensation Table below, ranged from $1,941 to $3,496 as shown in the “All Other Compensation” column on the Summary Compensation Table following this section.

Perquisites. SHC did not provide perquisites for any of its domestic executive officers or employees. Reimbursement was provided to all SHC executive officers and employees for any reasonable business related travel costs and expenses incurred in the provision of such officer’s or employee’s services.

Key Factors in Determining Compensation

Performance Measures. The annual bonus for SHC’s executives was measured principally on SHC’s EBITDA. EBITDA is used because SHC believed that it represents the best measurement of its operating earnings. The annual bonus was intended to be paid primarily based on actions taken and decisions made during that fiscal year. In order to closely align compensation with operational performance, SHC set annual bonus targets and measured performance as compared to these targets by using modified EBITDA. This modified EBITDA excluded certain non-cash and non-operational items such as management fees, non-cash stock compensation and unrealized foreign currency gains or losses. Interest, income taxes, depreciation and amortization were excluded because those items can significantly reflect SHC’s long-term decisions on capital structure and investments rather than annual decisions. Because EBITDA for performance purposes is intended to reflect operating earnings, SHC’s board of directors could adjust the calculation of EBITDA to reflect extraordinary events.

The bonus based on EBITDA was measured on both an annual and a quarterly basis. The use of each such target fits with SHC’s shorter and longer term business plans and allowed SHC to measure the executive group’s performance against targets that it believed could be set in a reasonable manner. During 2007, the quarterly EBITDA targets were $6.4 million, $5.0 million, $5.0 million and $7.6 million, respectively, and the 2007 annual EBITDA target was $24.0 million. SHC achieved quarterly EBITDA of $5.9 million, $5.0 million, $7.4 million and $5.9 million, respectively and an annual EBITDA of $24.2 million. SHC’s quarterly bonus program allowed for a year to date, or cumulative, true up if performance falls short of any quarter’s EBITDA target.

Each SHC named executive’s annual and quarterly EBITDA target bonus amounts was based upon his or her respective position within SHC. Their compensation packages were structured based on a comparative market analysis. SHC executives with greater responsibility were eligible for larger bonus payments on both a quarterly and an annual basis. Mr. Evert did not participate in the quarterly bonus program because his responsibility is to obtain new and retain existing business. He was paid a quarterly commission bonus based on SHC’s achievement of its new and existing revenue plan targets. The estimated fair value of SHC’s stock was used for all long-term incentive purposes through the stock option plan. SHC’s board of directors estimated the value of its stock at the time of each such option grant.

Individual SHC Executive Officers. For compensation setting purposes, each SHC named executive officer was considered individually; however, the same considerations apply to all executives. In setting salary, the primary considerations were the scope of the officer’s duties and responsibilities, the officer’s performance of those duties and responsibilities, the officer’s tenure with SHC, and a general evaluation of the competitive market conditions for executives with the officer’s experience.

For the SHC named executive officers and other executives, bonus potential was determined on a flat dollar basis based on market comparisons. The dollar amount used for this purpose reflected the officer’s duties and responsibilities. The same measurement, EBITDA, was used for all officers, as applicable geographically, to encourage the officers to focus on the same company goals. In setting the salary and bonus potential, SHC looked at total potential cash compensation for reasonableness and for internal pay equity.

Determining the Amount of Each Type of Compensation

Roles in Setting Compensation. SHC’s chief executive officer, chief financial officer and chief people officer, collectively, made recommendations to SHC’s board of directors with respect to compensation of executives (including the named executive officers other than the SHC’s chief executive officer) for each of SHC’s compensation elements based on market data. The board of directors reviewed, and in some cases revised, the salary and bonus potential recommendations for these executives.

SHC’s board of directors made an independent determination with respect to the compensation for its chief executive officer.

Of the SHC named executives in the Summary Compensation Table below, only Ms. Portmann entered into an employment agreement in fiscal 2007, which agreement established minimum salary and bonus potential and is effective January 1, 2007.

Timing of Compensation Decisions. Compensation decisions, including changes in salary, bonus and performance incentives were made periodically by the SHC board of directors, typically annually during the first or fourth quarters. Decisions on option grants were generally made periodically with no specific pattern of regularity by SHC’s board directors.

Salary. SHC intended for the salary levels of its executives to be in the competitive market range and therefore conducts periodic market analysis. SHC executives were generally considered for salary adjustments annually.

Bonus. Cash bonus opportunities were established annually in accordance with SHC’s incentive plan. The amount of annual and quarterly bonuses earned or unearned in prior periods was not a factor in base salary decisions.

Stock Options. The options in the stock option plan were designed primarily to provide incentives to those executives who had the most potential to impact stockholder value. The stock option plan gave consideration to reasonable compensation levels. Generally, the stock options are set initially and then periodically reviewed by SHC’s board of directors.

Other Compensation. Other types of compensation, including employee benefits and perquisites, did not impact other compensation decisions in any material way. The employee benefits were changed for executives at the same time and in the same manner as for all other employees.

Balancing Types of Compensation. As noted above, SHC did not maintain any supplemental retirement plans for executives or other programs that reward tenure with the company more than its actual performance. SHC’s stock option grants were its method of providing a substantial part of an executive’s retirement and wealth creation. In contrast, SHC expected that most executives would use their salary and annual cash bonus primarily for current or short-term expenses. Since the stock plan is SHC’s primary contribution to an executive’s long-

term wealth creation, the size of the stock option plan was determined with that consideration in mind. SHC intended that its executives would share in the creation of value in SHC but would not have substantial guaranteed benefits upon their termination if value has not been created for SHC’s stockholders.

Fiscal 2007 Compensation

As described above, SGS did not pay any of its executive officers salary or compensation during fiscal 2007.

For fiscal 2007, the compensation of SHC executives was set and administered consistent with the philosophy and policies described above. The salaries for the SHC named executive officers are shown on the Summary Compensation Table below.

For the SHC named executive officers during fiscal 2007, the potential bonus as a percentage of base salary ranged from 40% to over 100%.

The stock options issued in fiscal 2007 under SHC’s stock option plan to SHC’s chief financial officer, senior vice president of sales, chief people officer and chief information officer were done in conjunction with common stock option agreements. SHC believes that the stock options will be an appropriate incentive for each of the named executive officers and other executives of SHC to stimulate its performance for future years.

Information about the stock options issued to Tom Andrus, Jeffrey Evert, Laurie Brashear and Robert Mercer in fiscal 2007 is reflected in the Summary Compensation Table following this section. There were no stock awards or shares of stock issued in the fiscal 2007. The stock options issued to the named executive officers were 47.3% of the total options issued in fiscal 2007.

The following table sets forth the summary compensation for each of SHC’s named executive officers for the year ended December 31, 2007:

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Option Awards($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total($)
Toni Portmann—SHC	2007	276,054	—	325,000	2,356	603,410
Chief Executive Officer and President (4)

Thomas J. Andrus—SHC	2007	225,000	104,000	125,000	2,337	456,337
Chief Financial Officer (5)

Jeffrey C. Evert—SHC	2007	220,000	65,000	166,723	1,941	453,664
Senior Vice President Americas Sales

Laurie J. Brashear—SHC	2007	201,058	104,000	80,000	3,493	388,551
Chief People Officer (6)

Robert Mercer—SHC	2007	210,000	130,000	89,063	3,496	432,559
Chief Information Officer

(1)	The value reflected in this column is the dollar amount that could be recognized as compensation expense for financial statement reporting purposes for each named executive officer for options granted during fiscal 2007, as required by SFAS No. 123(R), disregarding any estimates of forfeitures relating to service-based vesting conditions. The assumptions made in the valuation of this column are discussed at Footnote 11 beginning on page F-38 in this prospectus.

(2)	Includes compensation from SHC’s: (a) annual bonus plan; (b) quarterly bonus plan (each of (a) and (b) are based on achievement of budgeted EBITDA targets within the applicable periods); (c) sales commission plan for the senior vice president of sales and (d) SHC’s performance incentive plan, which is based on achieving specifically defined objectives within each quarter.
(3)	Includes the discretionary matching contributions by SHC for its 401(k) savings plan.
(4)	Ms. Portmann resigned from SHC in August 2008.
(5)	Mr. Andrus resigned from SHC in September 2008.
(6)	Ms. Brashear became Senior Vice President, Human Resources of SGS in August 2008.

Grants of Plan-Based Awards During Fiscal 2007

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards (1) (2)			Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (#)(3)
		Threshold (#)	Target (#)	Maximum (#)
Toni Portmann	06/01/03	11,498	11,498	11,498	$0.14	126,243
Thomas J. Andrus	06/01/03	8,213	8,213	8,213	$0.14	90,225
	01/01/07	20,000	20,000	20,000	$3.13	42,000
	01/01/07	3,333	6,667	6,667	$3.13	62,000
Jeffrey C. Evert	01/01/07	12,500	12,500	12,500	$3.13	26,250
	01/01/07	2,083	4,167	4,167	$3.13	38,750
Laurie J. Brashear	06/01/03	1,642	1,642	1,642	$0.14	18,029
	01/01/07	20,000	20,000	20,000	$3.13	42,000
	01/01/07	3,333	6,667	6,667	$3.13	62,000
Robert Mercer	01/01/07	25,000	25,000	25,000	$3.13	52,500
	01/01/07	4,167	8,333	8,333	$3.13	77,500

(1)	In 2007, SHC modified certain performance targets for options granted to certain of its employees.
(2)	Options granted to the named executive officers that are not vested as of December 31, 2007 and that were granted under SHC’s 2004 Stock Option Plan vest if SHC’s EBITDA exceeds a certain threshold immediately before a “Sale of the Corporation” as defined in the 2004 Option Plan. Options granted under SHC’s 2007 Stock Option Plan are subject to both time and performance vesting requirements as follows: (i) 50% of the options vest ratably every December 31 over three years; (ii) 50% vest upon SHC achieving certain EBITDA targets in each of the years ended December 31, 2007, 2008 and 2009. 50% of the performance-based options will vest if SHC achieved 90% of the target amount for the applicable year and the remainder vest on a straight line method depending upon the ratio of SHC’s actual EBITDA to the target EBITDA for such year. For both the 2004 and 2007 Stock Option Plans, if the employee is terminated without cause, he or she had 30 days to exercise any vested options. If the employee is terminated for cause or he or she resigns, all unvested options are forfeited and all vested options are subject to repurchase under the applicable plan.
(3)	The Grant Date Fair Value was determined using the Black-Scholes model and in accordance with SFAS No. 123(R). The expected volatility assumption was based upon the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization. The risk free interest rate assumption was based upon the implied yields from the U.S. Treasury zero-coupon yield curve with a remaining term equal to the expected term in the options. The expected term of the options was based on the estimated life of the options at the grant date.

Outstanding Equity Awards at Fiscal 2007 Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards Equity Incentive Plan Awards Number of Securities Underlying Unearned Options (#)(1)(2)	Option Exercise Price ($)	Option Expiration Date
Toni Portmann	102,200			$0.137	09/30/13
Thomas J. Andrus	62,734	10,266		$0.137	09/30/13
	13,336		26,664	$3.130	01/01/17
Jeffrey C. Evert	34,347	1,493	15,360	$2.000	06/30/14
	8,335		16,665	$3.130	01/01/17
Laurie J. Brashear	12,547	2,053		$0.137	09/30/13
	13,336		26,664	$3.130	01/01/17
Robert Mercer	16,670		33,330	$3.130	01/01/17

(1)	Pursuant to SHC’s Second Amended and Restated Stream Holdings Corporation 2003 Stock Option Plan, during 2007, SHC awarded a total of 155,000 options with an exercise price of $3.13. Upon the occurrence of a change in control, all time-based vesting options then outstanding automatically vest. Upon a change of control in fiscal year 2008: (a) 13,333 of the options held by Mr. Andrus, with an aggregate value of $104,933, will become fully vested; (b) 23,693 of the options held by Mr. Evert, with an aggregate value of $203,823, will become fully vested; (c) 13,333 of the options held by Ms. Brashear, with an aggregate value of $104,933, will become fully vested; and (d) 16,667 of the options held by Mr. Mercer, with an aggregate value of $131,167 will become fully vested.
(2)	An explanation of the calculation of aggregate intrinsic fair value as well as the vesting schedule for all options granted in plan years 2003, 2004 and 2007 can be found at Footnote 11 on Page F-38 in this prospectus.

Option Exercises and Stock Vested

None of SHC’s named executive officers exercised options or had stock vest during the year ended December 31, 2007.

Stock Incentive Plan

The 2008 stock incentive plan was approved by SGS’s stockholders at the 2008 annual meeting. The 2008 stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Employees, officers, directors, consultants and advisors of SGS and its subsidiaries are eligible for awards under the 2008 stock incentive plan.

Potential Payments Upon Termination or Change-in-Control

In January 2008, SHC entered into a new employment contract with Toni Portmann, SHC’s former president and chief executive officer, effective January 1, 2007. Ms. Portmann resigned from SHC in August 2008. In September 2008, Mr. Andrus resigned from SGS.

Footnote 1 to the Outstanding Equity Awards at Fiscal 2007 Year-End Table sets forth the payments to which SHC’s named executive officers would be entitled upon a change of control of SHC.

Director Compensation

Neither SGS nor SHC paid any compensation to its directors during fiscal year ended December 31, 2007. Each board member will receive $40,000 annually, an in-person meeting fee of $1,250 per meeting and a teleconference meeting fee of $625 per meeting. The chairs of the audit, compensation and nominating committees will annually receive $12,000, $5,000 and $5,000, respectively. All committee members will receive $1,000 per in-person meeting and $500 per teleconference meeting.

Compensation Committee Interlocks and Insider Participation

Our compensation committee was established in August 2008. No members of our board of directors served on the compensation committee during the fiscal year ended December 31, 2007.

In accordance with AMEX requirements, a majority of the independent directors of the board of directors will determine the compensation of the executive officers. Messrs. Conway, Joubert, Moore, O’Leary, Kaplan, Schwartz and Walton are the independent directors of the board of directors. None of them was, or has been, an officer or employee of SGS, or has a relationship that would constitute an interlocking relationship with executive officers or directors of SGS or another entity.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires SGS’s officers and directors and persons who beneficially own more than 10% of SGS’s common stock to file initial reports of ownership of such securities and reports of changes in ownership of such securities with the SEC. Such officers, directors and 10% stockholders of SGS are also required by SEC regulations to furnish SGS with copies of all Section 16(a) forms they file.

Based solely on SGS’s review of the copies of such forms, all reports were filed on a timely basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of common stock as of October 13, 2008 for:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares of our capital stock shown as beneficially owned, subject to applicable community property laws. As of October 13, 2008, 9,470,675 shares of our common stock were issued and outstanding and 150,000 shares of our Series A Preferred Stock convertible into 25,000,000 shares of our common stock were issued and outstanding. Our outstanding warrants to purchase 38,750,000 shares of our common stock are not deemed outstanding for purposes of the table below.

Percentage ownership calculations for beneficial ownership are based on 34,470,675 shares outstanding, which assumes conversion of our outstanding Series A Preferred Stock into 25,000,000 shares of common stock. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Beneficial Ownership
Name and Address of Beneficial Owner and Management(1)	Number of Shares		Percentage
(i) Certain Beneficial Owners:
Ares Corporate Opportunity Fund II, L.P.	32,500,000	(2)	77.4%
Trillium Capital LLC	3,753,402	(3)	10.9%

(ii) Directors and executive officers:
R. Scott Murray	3,753,402	(3)	10.9%
Sheila M. Flaherty	556,815		1.6%
Kevin T. O’Leary	467,254		1.4%
Paul G. Joubert	467,254		1.4%
G. Drew Conway	436,198		1.3%
Stephen D. R. Moore	311,198		*
David Kaplan	—	(4)	*
Jeffrey Schwartz	—	(5)	*
Nate Walton	—	(6)	*
(iii) All directors and executive officers as a group (10 persons)(7)	7,294,597		17.4%

*	Represents less than 1% of the outstanding shares.
(1)	Unless otherwise noted, the business address of each of the individuals is c/o Stream Global Services Inc., 125 High Street, 30th Floor, Boston, Massachusetts 02110.
(2)	Represents shares issuable upon conversion of Series A Preferred Stock and 7,500,000 shares issuable upon exercise of warrants. The address for Ares Corporate Opportunities Fund II, L.P. is c/o Ares Management, Inc., 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.
(3)

Derived from Forms 4, filed with the SEC on March 17 and August 8, 2008 by R. Scott Murray. Consists of shares held by Trillium. Pursuant to the terms of the limited liability company agreement of Trillium Capital LLC (“Trillium”), R. Scott Murray and The R. Scott Murray Remainder Trust—2000, the two current members of Trillium, are permitted to transfer their membership interests with the consent of the manager who is also our chief executive officer, president and interim chief financial officer, subject to compliance with federal and state securities laws. Any person who acquires in any manner whatsoever a membership interest in Trillium, whether or not such person has accepted and assumed in writing the terms and provisions of the limited liability company agreement or been admitted as a member of Trillium, shall be deemed to have agreed to be subject to and bound by all of the obligations of the limited liability company agreement with respect to such membership interest and shall be subject to the provisions of the limited liability company agreement with respect to any subsequent transfer of such membership interest. The business address of Trillium Capital LLC and R. Scott Murray is 125 High Street, 30th Floor, Boston, Massachusetts 02110.

(4)	Mr. Kaplan is a senior partner in the Private Equity Group of Ares Management LLC, a private investment management firm that indirectly controls Ares. Ares owns 150,000 shares of Series A Preferred Stock (convertible into 25,000,000 shares) and warrants to purchase 7,500,000 shares. Mr. Kaplan disclaims beneficial ownership of the securities of the Company owned by Ares. Mr. Kaplan’s address is c/o Ares Management, Inc., 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.
(5)	Mr. Schwartz is a principal in the Private Equity Group of Ares Management LLC, a private investment management firm that indirectly controls Ares. Ares owns 150,000 shares of Series A Preferred Stock (convertible into 25,000,000 shares) and warrants to purchase 7,500,000 shares. Mr. Schwartz disclaims beneficial ownership of the securities of the Company owned by Ares. Mr. Schwartz’s address is c/o Ares Management, Inc., 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.
(6)	Mr. Walton is a vice president in the Private Equity Group of Ares Management LLC, a private investment management firm that indirectly controls Ares. Ares owns 150,000 shares of Series A Preferred Stock (convertible into 25,000,000 shares) and warrants to purchase 7,500,000 shares. Mr. Walton disclaims beneficial ownership of the securities of the Company owned by Ares. Mr. Walton’s address is c/o Ares Management, Inc., 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.
(7)	Excludes shares and warrants held by Ares. See notes (4), (5) and (6).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since inception, SGS has issued 7,517,323 shares of its common stock to its founding stockholders listed below for an aggregate amount of $42,097 in cash, at a purchase price of approximately $0.0056 per share, after the redemption of 1,171,874 shares because SGS’s underwriters’ over-allotment option was not exercised.

Name	Number of Shares	Relationship to SGS
Trillium Capital LLC	3,753,402	Limited liability company affiliated with our Chairman of the Board of Directors, Chief Executive Officer, President and Interim Chief Financial Officer
Lloyd R. Linnell	866,278	Former Executive Vice President, Chief Technology and Information Officer and Treasurer
Sheila M. Flaherty	556,815	Executive Vice President, Chief Legal and Administrative Officer
Paul G. Joubert	467,254	Director
Kevin T. O’Leary	467,254	Director
G. Drew Conway	436,198	Director
M. Benjamin Howe	436,198	Former Director
Stephen D. R. Moore	311,198	Director
Charles F. Kane	222,726	Former Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer

On August 7, 2008, pursuant to the terms of the Preferred Stock Purchase Agreement, SGS issued to Ares 150,000 shares of Series A Preferred Stock, for an aggregate purchase price of $150.0 million. The Series A Preferred Stock is convertible at the option of Ares into shares of our common stock at an initial conversion price of $6.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications combinations or similar type events. Ares beneficially owns 44.4% of the issued and outstanding shares of SGS’s common stock (assuming conversion of the outstanding Series A Preferred Stock and warrants to purchase common stock). Because of this ownership, Ares may be able to effectively influence the outcome of all matters requiring approval by SGS’s stockholders, including the election of directors and approval of significant corporate transactions.

Certain of SGS’s founding stockholders, or their designees, purchased an aggregate of 7,500,000 warrants from SGS at a price of $1.00 per warrant on October 17, 2007. The $7.5 million purchase price of the founder warrants were added to the proceeds of SGS’s IPO held in the trust account pending the consummation of the merger. In order to induce Ares to enter into the private placement to purchase 150,000 shares of Series A Preferred Stock, the founding stockholders holding warrants sold Ares their founder warrants to purchase 7,500,000 shares of SGS common stock for an aggregate purchase price of $7,500 upon the consummation of the merger.

Holders of 7,812,500 shares of common stock that were outstanding prior to SGS’s IPO are entitled to registration rights. The founding stockholders agreed to cancel these registration rights in exchange for entering into the registration rights agreement entered into between SGS and Ares upon the consummation of the private placement on August 7, 2008.

Prior to October 17, 2007, certain of SGS’s officers and directors advanced an aggregate of $200,000 to SGS to cover expenses related to SGS’s IPO, such as SEC registration fees, FINRA registration fees, AMEX listing fees and legal and accounting fees and expenses. The loan was repaid out of the net proceeds of SGS’s IPO not held in trust on October 31, 2007.

On March 14, 2008, Charles Kane, SGS’s former chief financial officer sold 334,089 shares of SGS common stock and warrants to purchase 300,000 shares of SGS’s common stock to Trillium for an aggregate purchase price of $300,000. Messrs. Kane, Howe and Linnell each remain a party to that certain Securities Escrow Agreement, dated as of October 17, 2007, among SGS, Continental Stock Transfer & Trust Company and the parties thereto and that certain Letter Agreement, dated October 17, 2007 from each of Messrs. Kane, Howe and Linnell to SGS and Deutsche Bank Securities Inc.

Policies and Procedures for Related Person Transactions

Our board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our chief legal and administrative officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, the board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

We agreed to pay Trillium, $10,000 per month for general services including office space. This fee arrangement was terminated at the closing of our acquisition of SHC on July 31, 2008. From inception through July 31, 2008, an aggregate of approximately $133,000 was incurred for such services.

DESCRIPTION OF CAPITAL STOCK

General

We are currently authorized to issue up to 149,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of October 13, 2008, 9,470,675 shares of common stock were outstanding, held by 462 stockholders (as of September 23, 2008), and 150,000 shares of Series A Preferred Stock convertible into 25,000,000 shares of our common stock are currently outstanding and held by Ares.

Units

Each unit consists of a share of common stock and a warrant. Each warrant entitles the holder to purchase a share of common stock. The common stock and warrants started separately trading on November 27, 2007.

Common Stock

Holders of common stock will have one vote per share and the right to vote on the election of our directors and all other matters requiring stockholder action. Holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. The payment of dividends, if ever, on the common stock may be subject to the prior payment of dividends on any outstanding preferred stock with dividend rights. Upon our dissolution, our common stockholders will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock with preferential liquidation rights, if any, at the time outstanding.

Preferred Stock

Our third amended and restated certificate of incorporation authorizes the issuance of 1,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a future business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Pursuant to the Preferred Stock Purchase Agreement, we issued and sold 150,000 shares of our Series A Preferred Stock, in the aggregate principal amount of $150.0 million. The Series A Preferred Stock is convertible into shares of our common stock at an initial conversion price of $6.00 per share.

To create and issue shares of the Series A Preferred Stock, we filed a Certificate of Designations specifying the rights, preferences and privileges of the Series A Preferred Stock with the Secretary of State of the State of Delaware. Certain provisions of the Certificate of Designations are summarized below.

Dividends. Holders of the Series A Preferred Stock will be entitled to receive dividends at a rate of 3.0% per annum, payable semi-annually in arrears commencing on December 31, 2008 and thereafter on every June 30 and December 31 (each a “Dividend Payment Date”). At our option, dividends on the Series A Preferred Stock may be paid in cash or by adding the amount of accrued dividends per share of Series A Preferred Stock to the Stated Value (as defined below) of the Series A Preferred Stock. No dividend or other distribution (other than (y) a dividend or distribution payable solely in our common stock or (z) a cash dividend or distribution with respect to which holders of shares of Series A Preferred Stock receive a pro rata portion of such dividend or distribution on an as-converted basis) shall be paid on or set apart for payment on our common stock or any other securities junior to the Series A Preferred Stock unless all accrued and unpaid dividends on the Series A Preferred Stock (but not amounts previously added to Stated Value) have been paid. The “Stated Value” for each share of Series A Preferred Stock equals the sum of (i) $1,000 plus (ii) all accrued but unpaid dividends (including, without duplication, dividends added to Stated Value) on such Series A Preferred Stock as of the date of calculation.

Immediately prior to the occurrence of any Acceleration Event (as defined below) prior to the seventh anniversary of the date of issuance of the Series A Preferred Stock, the Stated Value of each share of Series A Preferred Stock shall immediately and automatically be increased by an amount per share equal to all dividends that would otherwise be payable on a share of Series A Preferred Stock on each Dividend Payment Date on and after the occurrence of such Acceleration Event and prior to and including the seventh anniversary of such date of issuance of the Series A Preferred Stock (the “Acceleration Period”). The automatic increase in Stated Value shall be in lieu of, and not in addition to, the dividends that would otherwise be payable on each Dividend Payment Date during the Acceleration Period. An “Acceleration Event” is defined as occurrence of any one or more of the following events: (i) a Liquidation Event (as defined below); (ii) we commence a case or other proceeding under any bankruptcy, reorganization, arrangement or adjustment; (iii) immediately prior to a conversion at our option; or (iv) any other Fundamental Transaction (as defined below).

An amount equal to the sum of all accrued but unpaid dividends shall be payable, upon (x) a Liquidation Event (as defined below) in cash, (y) a Fundamental Transaction (as defined below) that the holders of Series A Preferred Stock elect to treat as a Liquidation Event in cash or in other securities or property or (z) conversion of the Series A Preferred Stock, either (A) in cash or (B) in additional shares of our common stock. A “Liquidation Event” is defined as any liquidation, dissolution or winding up of our company, either voluntary or involuntary. A “Fundamental Transaction” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after June 2, 2008 by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act) of more than 35% of our voting rights or voting equity interests in us; (ii) a replacement of more than one-half of the members of our board of directors with members that are not approved by those individuals who are members of the board of directors on June 2, 2008 (or other persons approved by such members to be directors or appointed pursuant to the terms of the stockholder’s agreement); (iii) a merger or consolidation of our company or any subsidiary or a sale of all or substantially all of our assets in one or a series of related transactions, unless following such transaction or series of transactions, the holders of our securities prior to the first such transaction continue to hold a majority of the voting rights or voting equity interests in the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving us or any subsidiary that constitutes or results in a transfer of a majority of our voting rights or voting equity interests; (v) consummation of a Rule 13e-3 transaction as defined in Rule 13e-3 under the Exchange Act with respect to us; (vi) any tender offer or exchange offer (whether by us or another person) is completed pursuant to which holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property and as a result thereof the holders of a majority of the shares of our common stock prior to the offer do not hold securities representing a majority of our voting rights or voting equity interests, except for the tender offer (as defined in the Preferred Stock Purchase Agreement); (vii) we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities that do not represent a majority of our voting rights or voting equity interests, cash or property; or (viii) the execution by us of an agreement directly or indirectly providing for any of the foregoing events; provided that none of items (i) through (viii) shall be deemed a Fundamental Transaction if it involves Ares or their related persons (as such term is defined in the stockholder’s agreement) or if it is a transaction approved by Ares pursuant to the stockholder’s agreement.

Liquidation Preference. Upon a Liquidation Event, holders of the Series A Preferred Stock will have a liquidation preference equal to the greater of (x) the Stated Value for each share of Series A Preferred Stock then held by them (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series A Preferred Stock), and (y) the amount per share that would be payable to a holder of Series A Preferred Stock had all shares of Series A Preferred Stock been converted into our common stock immediately prior to such Liquidation Event. At the request of any holder of Series A Preferred Stock, which must be delivered prior to the effective date of a Fundamental Transaction (or, if later, within five trading days after such holder of Series A Preferred Stock receives notice of such Fundamental Transaction from us), such Fundamental Transaction will be treated as a Liquidation Event with respect to such holder of Series A Preferred Stock; provided, however, that if the consideration to be paid to the holders of our common stock is not to be paid in cash, but rather in securities or other property, then at our option, the amount payable to the holders of Series A

Preferred Stock shall be either (i) in cash or (ii) in the same securities or other property as is to be paid to the holders of our common stock so long as such securities or other property are quoted on the Nasdaq Stock Market or listed on the New York Stock Exchange or AMEX and certain other conditions are met.

Rank. The Series A Preferred Stock ranks senior to our common stock and all other equity or equity equivalent securities for purposes of any Liquidation Event.

Conversion. The Series A Preferred Stock is convertible at the option of the holders, at any time and from time to time, based on the conversion price then in effect (initially, $6.00 per share (subject to adjustment as described below), subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events); provided that if less than 20% of the number of shares of Series A Preferred Stock outstanding on the date the Series A Preferred Stock is first issued by us would remain outstanding after any such conversion, then all shares must be converted at that time.

Redemption. On or after the seventh anniversary of the date of issuance of the Series A Preferred Stock, the holder thereof may, at its option, require us to redeem any of the Series A Preferred Stock for a cash purchase price equal to the Stated Value (the “Cash Redemption Price”). Additionally, if the product of (X) the average closing price of the ten trading days (each as defined therein) immediately preceding the redemption rate (the “Company Redemption Closing Price”) and (Y) the number of shares of our common stock that would have been issued had the holder converted all outstanding shares of Series A Preferred Stock being redeemed into shares of our common stock on the redemption date (such product being referred to as the “Common Stock As Converted Cash Value”) exceeds the aggregate Cash Redemption Price, the holder will receive on the redemption date, in addition to the aggregate Cash Redemption Price, in shares of our common stock, the amount by which the Common Stock As Converted Cash Value exceeds the aggregate Cash Redemption Price, with the per share value for our common stock so issued and delivered being the Company Redemption Closing Price.

Voting Rights. On all matters submitted for stockholder approval, holders of Series A Preferred Stock will be entitled to vote as a class with the holders of our common stock on an as-converted basis.

Special Voting Rights. As long as any Series A Preferred Stock remains outstanding, we may not take any of the following actions without the approval of the holders of a majority of the shares of Series A Preferred Stock then outstanding:

(i) alter or change the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designations or avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under the Certificate of Designations by us;

(ii) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation Event or Fundamental Transaction senior to or otherwise pari passu with the Series A Preferred Stock;

(iii) increase the authorized number of shares of Series A Preferred Stock;

(iv) pay or declare any dividend or make any distribution on, or redeem or acquire, any other securities junior to the Series A Preferred Stock, except pro rata stock dividends on our common stock payable in additional shares of our common stock;

(v) enter into any transaction or series of transactions which would constitute a Liquidation Event or Fundamental Transaction if the consideration payable with respect to each share of Series A Preferred Stock is other than an amount in cash which is more than 150% of the conversion price; or

(vi) enter into any agreement with respect to the foregoing.

The rights in clause (iv) will terminate and cease to apply on the earliest to occur of (A) the first date on which there are outstanding less than 30% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock and (B) the first date on which the outstanding shares of Series A Preferred Stock represent, in the aggregate, less than 20% of the Post-Conversion Equity (as defined below). The rights set in clause (v) will terminate and cease to apply on the date that both (A) and (B) have occurred. “Post-Conversion Equity” means, as of the date of determination, that number of shares of our common stock that are then outstanding or would be outstanding upon the exercise of all rights, options, and warrants (to the extent then exercisable and vested) and conversion of all other securities (including the Series A Preferred Stock) that are convertible into shares of our common stock.

Directorships.

Under the terms of the Series A Preferred Stock, Ares is entitled at all times to elect such number of directors to our board of directors as equals the product of (x) a fraction, the numerator of which is the number of shares of common stock into which the shares of Series A Preferred Stock then owned by Ares and its affiliates are convertible and the denominator of which is the total number of shares of common stock then outstanding (assuming the conversion of all then outstanding shares of Series A Preferred Stock), and (y) the total number of directors established in accordance with our bylaws.

Notwithstanding the foregoing, under a stockholders agreement, Ares shall have the right to elect the minimum number of directors set forth below so long as the ownership requirements set forth below are satisfied:

•

during such time as Ares and its affiliates own shares of Series A Preferred Stock that collectively are convertible into at least 17,850,000 shares of our common stock, it shall be entitled to elect three directors to our board of directors;

•

during such time as Ares and its affiliates own at least 50% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock, it shall be entitled to elect at least two directors to our board of directors;

•

during such time as Ares and its affiliates own at least 25% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock or own shares of Series A Preferred Stock, our common stock or securities convertible into or exercisable for shares of our common stock representing on an as converted or exercised basis at least 10% of the Post-Conversion Equity, it shall be entitled to elect at least one director to our board of directors; and

•

at any time that Ares and its affiliates own less than 75% of the number of shares of Series A Preferred Stock that were outstanding on the date of issuance of the Series A Preferred Stock and do not own shares of Series A Preferred Stock, our common stock or securities convertible into or exercisable for shares of our common stock representing on an as converted or exercised basis more than 10% of the Post-Conversion Equity, it shall not be entitled to elect any specific number of directors to our board of directors but shall have the right and power to vote in any election or removal, with or without cause, of our directors elected or removed generally by the holders of the common stock.

Warrants

In connection with our public offering, we issued warrants to purchase 31,250,000 shares of our common stock to the public as part of our units. Each public warrantholder’s warrant entitles the holder to purchase one share of our common stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on October 17, 2008, provided that there is an effective registration statement covering the shares of common stock underlying the warrants in effect.

The warrants will expire on October 17, 2011 at 5:00 p.m., New York City time. We may call the warrants for redemption, other than the warrants issued to Ares at any time after the warrants become exercisable:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon a minimum of 30 days prior written notice of redemption to each warrant holder; and

•

if, and only if, the last sale price of the common stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to maintain a current registration statement relating to the common stock issuable upon the exercise of the warrants until the expiration of the warrants

No fractional shares of common stock will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Certain of our founding stockholders, or their designees, purchased an aggregate of 7,500,000 warrants from us at a price of $1.00 per warrant on October 17, 2007. The founder warrants have terms and provisions that are identical to the warrants sold in our IPO, except that (i) such founder warrants will be placed in escrow and not released before, except in limited circumstances, one year from the consummation of a business combination, (ii) such founder warrants will be non-redeemable as long as the founding stockholders hold them, (iii) such founder warrants are exercisable in the absence of an effective registration statement covering the shares of common stock underlying the warrants, (iv) such founder warrants may be exercised on a cashless basis and (v) such founder warrants are being purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed upon or prior to the consummation of this offering. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes, while remaining in escrow. The non-redemption provision does not apply to warrants included in units or otherwise purchased in open market transactions, if any. In order to induce Ares to enter into the private placement, the founding stockholders holding warrants sold to Ares their founder warrants to purchase 7,500,000 shares of our common stock for an aggregate purchase price of $7,500, immediately following the private placement of the Series A Preferred Stock.

Transfer Agent and Warrant Agent

Our transfer agent for our securities and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, is passing on the validity of the shares of common stock offered in this prospectus.

EXPERTS

The consolidated financial statements of Stream Global Services, Inc. as of December 31, 2007 and for the period from the date of inception (June 26, 2007) to December 31, 2007, appearing in this prospectus and registration statement, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Stream Holdings Corporation at December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the securities to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

We are required to file periodic and current reports, proxy and information statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on our Internet address www.stream.com our annual, quarterly and current reports, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

STREAM GLOBAL SERVICES, INC.

(A Development Stage Company)

Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements

Consolidated Balance Sheets as of December 31, 2007 and June 30, 2008	F-3

Consolidated Statement of Operations for the period from June 26, 2007 (date of inception) through December  31, 2007, for the three and six months ended June 30, 2008 and for the period from June 26, 2007 (date of inception) through June 30, 2008

F-4

Consolidated Statement of Stockholders’ Equity for the period from June 26, 2007 (date of inception) through June 30, 2008	F-5

Consolidated Statement of Cash Flows for the period from June 26, 2007 (date of inception) through December  31, 2007, for the six months ended June 30, 2008 and for the period from June 26, 2007 (date of inception) through June 30, 2008

F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholders of

Stream Global Services, Inc.

We have audited the accompanying consolidated balance sheet of Stream Global Services, Inc. (a development stage company) and subsidiary as of December 31, 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from June 26, 2007 (date of inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stream Global Services, Inc. (a development stage company) and subsidiary as of December 31, 2007 and the results of their operations and their cash flows for the period from June 26, 2007 (date of inception) to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/    BDO SEIDMAN, LLP

Boston, Massachusetts

March 17, 2008

STREAM GLOBAL SERVICES, INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

as of June 30, 2008

and December 31, 2007

	December 31, 2007	June 30, 2008
		(unaudited)
ASSETS
Current Assets:

Cash and cash equivalents	$1,161,406	$2,167,702
Cash and cash equivalents held in trust account	246,300,000	247,311,350
Accrued interest held in trust account	913,300	431,069
Prepaid expenses	151,183	147,721

Total current assets	248,525,889	250,057,842

Property and equipment, net of accumulated depreciation of $10,453 and $1,658	27,350	43,982
Deferred transaction costs	164,540	2,564,029

TOTAL ASSETS	$248,717,779	$252,665,853

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current Liabilities:

Deferred underwriting fee	$7,500,000	$7,500,000
Accounts payable and accrued expenses	302,709	2,172,991
Accrued income taxes	760,000	975,740

Total current liabilities	8,562,709	10,648,731

Common stock subject to possible conversion (9,374,999 shares at conversion value)	73,874,992	74,162,494

Commitments (Note 5)

Stockholders’ Equity:

Preferred stock, par value $.001 per share, 1,000,000 shares authorized; none outstanding	—	—
Common stock, par value $.001 per share, 119,000,000 shares authorized; 29,687,501 shares issued and outstanding (excluding 9,374,999 shares subject to possible conversion) at June 30, 2008 and December 31, 2007	29,688	29,688
Additional paid-in-capital	165,133,496	164,845,995
Retained earnings	1,116,894	2,978,945

Total stockholders’ equity	166,280,078	167,854,628

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$248,717,779	$252,665,853

See Notes to Consolidated Financial Statements

STREAM GLOBAL SERVICES, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

	For the period from June 26, 2007 (date of inception) through December 31, 2007	For the Three Months Ended June 30, 2008	For the Six Months Ended June 30, 2008	For the period from June 26, 2007 (date of inception) through June 30, 2008
		(unaudited)	(unaudited)	(unaudited)
Interest income	$2,119,427	$1,347,008	$3,486,499	$5,605,926
Expenses:

Formation, general and administrative expenses	216,476	257,224	494,448	710,924
Administrative fees paid to Trillium Capital LLC	22,633	30,000	60,000	82,633
Interest expense to certain founding stockholders	3,424	—	—	3,424

Total expenses	242,533	287,224	554,448	796,981

Income before provision for income taxes	1,876,894	1,059,784	2,932,051	4,808,945
Provision for income taxes	760,000	400,000	1,070,000	1,830,000

Net income for the period	1,116,894	659,784	1,862,051	2,978,945
Accretion of trust account relating to common stock subject to possible conversion	—	(257,153)	(287,501)	(287,501)

Net income attributable to common stockholders	$1,116,894	$402,631	$1,574,550	$2,691,444

Weighted average common shares outstanding subject to possible conversion	3,472,222	9,374,999	9,374,999

Basic and diluted net income per share subject to possible conversion	$.00	$.03	$.03

Weighted average common shares outstanding—basic and diluted	16,188,609	29,687,501	29,687,501

Earnings per share—basic and diluted	$.07	$.01	$.05

See Notes to Consolidated Financial Statements

STREAM GLOBAL SERVICES, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the period from June 26, 2007 (date of inception) to June 30, 2008

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total
	Shares	Amount
Issuance of common stock to founding stockholders	8,984,374	$8,984	$41,016	$—	$50,000
Proceeds from sale of underwriters purchase option	—	—	100	—	100
Proceeds from issuance of warrants to founding stockholders	—	—	7,500,000	—	7,500,000
Sale of 31,250,000 units through public offering net of underwriters’ discount of $17,500,000 and offering expenses of $1,005,363 and net of $73,874,992 proceeds allocable to 9,374,999 shares of common stock subject to possible conversion	21,875,001	21,875	157,597,770	—	157,619,645
Common shares repurchased from founding stockholders	(1,171,874)	(1,171)	(5,390)	—	(6,561)
Net income for the period from June 26, 2007 to December 31, 2007	—	—	—	1,116,894	1,116,894

Balance at December 31, 2007 Unaudited:	29,687,501	29,688	165,133,496	1,116,894	166,280,078
Net income for the six month period ended June 30, 2008	—	—	—	1,862,051	1,862,051
Accretion of Trust Account relating to common stock subject to possible conversion	—	—	(287,501)	—	(287,501)

Balance at June 30, 2008 (unaudited)	29,687,501	$29,688	$164,845,995	$2,978,945	$167,854,628

See Notes to Consolidated Financial Statements

STREAM GLOBAL SERVICES, INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period from June 26, 2007 (date of inception) to December 31, 2007	For the Six Months Ended June 30, 2008	For the period from June 26, 2007 (date of inception) to June 30, 2008
		(unaudited)	(unaudited)
Cash flows from operating activities:
Net income for the period	$1,116,894	$1,862,051	$2,978,945
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,658	8,795	10,453
Interest income	(2,119,427)	(3,486,499)	(5,605,926)
Changes in working capital related items:
Prepaid expenses	(151,183)	3,462	(147,721)
Accounts payable, accrued expenses and accrued income taxes	898,169	(313,467)	584,702

Net cash used in operating activities	(253,889)	(1,925,658)	(2,179,547)

Cash flows from investing activities:
Purchase of equipment, net	(29,008)	(25,426)	(54,434)
Cash contributed to trust account	(246,300,000)	—	(246,300,000)
Interest income on cash and cash equivalents	1,206,127	3,968,730	5,174,857
Reinvestment of interest income	(1,206,127)	(3,968,730)	(5,174,857)
Withdrawal from trust account for working capital purposes (including taxes)	1,206,127	2,957,380	4,163,507

Net cash provided by (used in) investing activities	(245,122,881)	2,931,954	(242,190,927)

Cash flows from financing activities:
Proceeds from issuance of common stock to founding stockholders	50,000	—	50,000
Proceeds from notes payable to stockholders	200,000	—	200,000
Repayment of notes payable to stockholders	(200,000)	—	(200,000)
Proceeds from issuance of warrants to founding stockholders	7,500,000	—	7,500,000
Proceeds from sale of underwriters’ purchase option	100	—	100
Portion of net proceeds from sale of units through public offering allocable to shares of common stock subject to possible conversion	73,874,992	—	73,874,992
Re-purchase of common shares from founding stockholders	(6,561)	—	(6,561)
Net proceeds from sale of units through public offering	165,119,645	—	165,119,645

Net cash provided by financing activities	246,538,176	—	246,538,176

Net increase in cash and cash equivalents	1,161,406	1,006,296	2,167,702
Cash and cash equivalents, beginning of period	—	1,161,406	—

Cash and cash equivalents, end of period	$1,161,406	$2,167,702	$2,167,702

Supplemental disclosure of non-cash financing and investing activities:
Deferred transaction costs incurred	$164,540	$2,399,488	$2,564,028
Accrued interest held in trust account	$913,300	$(482,231)	$431,069
Fair value of underwriting purchase option included in offering costs	$4,593,567	$—	$4,593,567
Deferred underwriting fee	$7,500,000	$—	$7,500,000
Accretion of trust account relating to common stock subject to possible conversion	$—	$287,501	$287,501
Cash paid for:
Income Taxes	$—	$840,456	$840,456
Interest	$3,424	$—	$3,424

See Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION AND BUSINESS OPERATIONS

Stream Global Services, Inc. (formerly known as Global BPO Services Corp.) (the “Company”) was incorporated in Delaware on June 26, 2007 as a blank check development stage company to acquire, through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business combination (each a “Business Combination”) one or more domestic or international operating businesses in the business process outsourcing industry.

As of June 30, 2008, the Company had not yet commenced any operations. All activity through June 30, 2008 relates to the Company’s formation and public offering as well as activities to identify a suitable business combination as described below. On July 31, 2008, the Company completed its acquisition of Stream Holdings Corporation (“SHC”) and commenced operating activities (see Note 10. Subsequent Events).

The Company consummated its initial public offering (the “Offering”), which is discussed in Note 3 Public Offering, on October 23, 2007. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be applied generally toward consummating a Business Combination. Upon the closing of the Offering, 98.5% of the proceeds were deposited in a trust account (“Trust Account”) and invested only in “government securities” or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of a first Business Combination or (ii) liquidation of the Company. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that stockholders owning 30% or more of the shares issued in the Offering, excluding the Company’s Founding Stockholders (as defined below), vote against the proposed Business Combination and exercise their conversion rights as described below, the Business Combination will not be consummated. The Founding Stockholders will not have such conversion rights with respect to any shares of common stock owned by them. All of the Company’s stockholders prior to the Offering, including all of the officers, including the Company’s former chief financial officer, directors and members of the strategic advisory council of the Company (“Founding Stockholders”), agreed to vote their founding and open market purchases of shares of common stock in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards are no longer applicable.

With respect to a Business Combination that is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the proposed consummation of the Business Combination, divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. As of June 30, 2008, the per share amount held in the Trust Account was $7.93. Accordingly, Public Stockholders holding up to 29.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. For the purposes of the Company’s consolidated financial statements, in the accompanying balance sheet, the Company has presented the maximum potential payments to dissenting shareholders of $73,874,992, $74,162,494 at December 31, 2007 and June 30, 2008, respectively as common stock subject to possible conversion representing a maximum of 9,374,999 common shares that could elect to convert their shares and while still consummating a Business Combination. Public Stockholders voting against a Business Combination and electing to convert their shares are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by the Founding Stockholders. The Company’s second amended and restated certificate of incorporation provides for the Company’s common stock to have a par value of $0.001 per share and, on June 29, 2007, the Company issued 100 shares to its Chairman of the Board of Directors, Chief Executive Officer, President and Interim Chief Financial Officer. On July 9, 2007, the Company issued a further 8,984,274 shares to its Founding Stockholders for a combined total capital contribution of $50,000 for the two issuances. As described in Note 10, on July 31, 2008, the Company consummated its acquisition of SHC. In connection therewith holders of 8,946,779 shares of common stock exercised their conversion rights and the Company paid an aggregate of $70,590,086 to such holders.

The Company’s second amended and restated certificate of incorporation was filed on October 17, 2007 and provides for, among other things, the authorization of 1,000,000 shares of preferred stock and 119,000,000 shares of common stock and the mandatory dissolution of the Company and subsequent liquidation of the funds held in the Trust Account in the event that the Company does not consummate a Business Combination within 24 months from the date of the prospectus relating to the Offering. Since the underwriters’ over-allotment option was not exercised, 1,171,874 shares issued to the Founding Stockholders were redeemed on November 19, 2007 for $6,561. On July 31, 2008, the Company filed a third amended and restated certificate of incorporation with the Secretary of State of the State of Delaware that increased the authorized capital stock to 150,000,000 shares, including 1,000,000 shares of preferred stock and 149,000,000 shares of common stock, and changed the Company’s name to Stream Global Services, Inc.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Global BPO Security Corporation. The Company has been formed as a special purpose acquisition company with the purpose to acquire a company operating in the business process outsourcing industry. All intercompany balances have been eliminated upon consolidation. The Company commenced operations on June 26, 2007.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company’s policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions evaluated as being creditworthy, or in short-term money market funds, which are exposed to minimal interest rate and credit risk.

Property and Equipment

Property and equipment consists of computer equipment, software and furniture and is recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of three years. Repairs and maintenance are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Deferred income taxes are not material as of December 31, 2007 and June 30, 2008.

Deferred Transaction Costs

Costs related to proposed acquisitions and financings are capitalized and will be included as part of the purchase price of SHC and the cost to issue the Convertible Preferred Stock (See Note 10. Subsequent Events).

Earnings Per Common Share

Basic earnings per share is computed by dividing net income for the period applicable to common stock by the weighted average common shares outstanding during the period.

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Company has issued 38,750,000 warrants to purchase common stock at an exercise price of $6.00 per share. In addition, the Company issued an option to purchase 1,562,500 units at $9.60 per unit to its underwriter in the Offering. Each unit consists of one share of common stock and a warrant to purchase one share of common stock at an exercise price of $7.20 per share. The shares issuable upon exercise of the warrants and the underwriters’ unit purchase option have been excluded from the calculation of dilutive earning per share because the warrants and the underwriters’ unit purchase option are exercisable only upon the later of October 17, 2008 and the completion of a Business Combination, which contingency had not been resolved as of June 30, 2008. Upon closing of the Convertible Preferred Stock financing, certain of the Founding Stockholders sold 7,500,000 warrants that they purchased for total proceeds of $7,500,000 for $.001 per warrant or $7,500 total, to Ares Corporate Opportunities Fund II, L.P. (“Ares”) (See Note 10. Subsequent Events). In addition, upon the consummation of the SHC acquisition, the underwriters have sold back their option to purchase 1,562,500 units to the Company for $100, which was the original cost (see Note 10. Subsequent Events).

Basic net income per share subject to possible conversion is calculated by dividing accretion of the Trust Account relating to common stock subject to possible conversion by the 9,374,999 shares of common stock subject to possible conversion.

$3,250,000 of interest income, net of taxes payable, on all interest earned on the Trust Account may be first withdrawn for working capital purposes. As of June 30, 2008, the withdrawal limit for working capital has been met; therefore accretion to the trust account in the amount of $257,153 and $287,501 for the three and six months ended June 30, 2008 was allocated to common stockholders subject to possible conversion for purposes of computing earnings per share.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement, or SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. Effective for 2008, the Company adopted SFAS No. 157 except as it applies to those non-financial assets and non-financial liabilities as noted in FSP FAS 157-2. The partial adoption of SFAS No. 157 did not have a material impact on its financial position, results of operation or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that not currently required to be measured at fair value. The FASB’s objective in this statement is to provide reporting entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS No. 159 in the first quarter of fiscal year 2008. The adoption of SFAS No. 159 did not have an impact on its financial position, results of operations or cash flows as the Company did not elect this fair value option on any financial assets or liabilities.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business combinations: (“SFAS No. 141R”), which replaces SFAS No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity’s fiscal year that begins after December 15, 2008. Adoption is prospective and early adoption is not permitted. Adoption of SFAS No. 141R will not impact the Company’s accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, the Company expects its accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following current accounting literature.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 amends ARB 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary by requiring all non-controlling interests in subsidiaries be reported in the same way, as equity in the financial statements and eliminates the diversity in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 160 will have on its results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB No. 133 (“SFAS No. 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosure about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedging items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedging items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt this Statement at the beginning of its fiscal year ending December 31, 2009. The Company is currently evaluating the effect that the adoption of SFAS No. 161 will have on its financial statement disclosures.

NOTE 3. PUBLIC OFFERING

In the Offering, the Company issued 31,250,000 units (“Units”) at a price of $8.00 per Unit. Proceeds from the Offering totaled approximately $231,245,000, which was net of approximately $18,505,000 in underwriting fees and other expenses related to the Offering and $250,000 in working capital. Each Unit consists of one share of the Company’s common stock, $0.001 par value, and one redeemable Common Stock Purchase Warrant (“Warrant”). Each Warrant entitles the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing the later of the consummation of a Business Combination with a target business or one year from the effective date of the Company’s registration statement relating to the Offering and expiring four years from October 17, 2007, the effective date of the Company’s registration statement. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, if, and only if, the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending three business days before the Company sends the notice of redemption. The Company may not redeem the Warrants unless the Warrants and the shares of common stock underlying the Warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption. In no event will the registered holders of a Warrant be entitled to receive a net cash settlement, stock or other consideration in lieu of physical settlement in shares of the Company’s common stock.

The Company also sold in a private placement immediately prior to the Offering 7,500,000 warrants for proceeds of $7,500,000 to certain of its Founding Stockholders. The founder warrants were purchased separately and not in combination with common stock in the form of Units. The purchase price of the founder warrants has been added to the proceeds from the Offering to be held in the Trust Account pending the Company’s completion of one or more Business Combinations.

The founder warrants have terms and provisions that are identical to the Warrants sold in the Offering, except that (i) such founder warrants have been placed in escrow and will not be released before, except in limited circumstances, one year from the consummation of an approved Business Combination, (ii) such founder warrants will be non-redeemable as long as the Founding Stockholders hold them, (iii) such founder warrants are exercisable in the absence of an effective registration statement covering the shares of common stock underlying the warrants, (iv) such founder warrants may be exercised on a cashless basis and (v) such founder warrants are being purchased pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed upon or prior to the consummation of the Offering. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes, while remaining in escrow. Subsequent to June 30, 2008, the founder warrants were sold to Ares for $.001 per warrant (see Note 10. Subsequent Events).

The Company believes the purchase price of $1.00 per warrant for the private placement warrants represents the fair value of such warrants on the date of purchase and accordingly no compensation expense was recognized with respect to the issuance of the founder warrants.

The Company sold the Units issued in the Offering to its underwriters at a price per share equal to $7.44 (a discount of $0.56 per share), resulting in an aggregate underwriting discount to its underwriters of $17,500,000. The Company also sold to its underwriters, for $100, an option to purchase up to a total of 1,562,500 units. The units issuable upon exercise of this option are identical to those issued in the Offering, except that the warrants included in the option have an exercise price of $7.20 per share (120% of the exercise price of the warrants included in the units sold in the Offering). This option is exercisable at $9.60 per unit, commencing on the later of the consummation of a Business Combination and one year from October 17, 2007 and expiring four years from October 17, 2007. The option and the 1,562,500 units, the 1,562,500 shares of common stock and the 1,562,500 warrants underlying such units, and the 1,562,500 shares of common stock underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the effective date of the registration statement except to any underwriter and selected dealer participating in the Offering and their bona fide officers or partners. The option and its underlying securities have been registered under the registration statement of which the Company’s final prospectus forms a part. The Company will have no obligation to net cash settle the exercise of the option or the warrants underlying the option. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend, recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below the exercise price of the warrants included in the option. The Company has determined, based upon a Black-Scholes model, that the fair value of the option on the date of sale was approximately $4.6 million using an expected life of four years, volatility of 48.84% and a risk-free interest rate of 3.98%. The expected volatility of approximately 48.84% was estimated by management based on an evaluation of the historical volatilities of public entities in the business process outsourcing industry. The Company had no trading history, and as a result it was not possible to value this option based on historical trades. Management believes that this volatility is a reasonable benchmark to use in estimating the value of this option. The actual volatility of this option will depend on many factors that cannot be precisely valued. The Company accounted for the fair value of the option as an expense of the public offering resulting in a charge directly to stockholders’ equity with a corresponding increase to additional paid-in-capital. Upon the consummation of the SHC acquisition, the underwriters have sold back their option to purchase 1,562,500 units to the Company for $100, which was the original cost (see Note 10. Subsequent Events).

NOTE 4. ISSUE OF FOUNDERS’ SHARES

In June and July 2007, the Company issued a total of 8,984,374 shares of common stock to its Founding Stockholders (which included 1,171,874 shares that were subject to redemption by the Company in the event that the underwriters’ over-allotment option was not exercised), some of whom are also officers and directors of the Company, for total cash proceeds of $50,000. Since the underwriters’ over-allotment option was not exercised, the Company redeemed a total of 1,171,874 shares from its Founding Stockholders on November 17, 2007 at cost for $6,561.

NOTE 5. COMMITMENTS

The Company utilizes certain administrative services and office space provided by Trillium Capital LLC (“Trillium”), an entity affiliated with the Company’s Chairman of the Board of Directors Chief Executive Officer, President and Interim Chief Financial Officer. The Company commenced paying such affiliate $10,000 per month for such services commencing immediately following the Offering. The Company has paid a total of $73,000 as of June 30, 2008 for these services. Effective on the closing of the SHC transaction, Trillium will no longer provide these administrative services and all such activities shall be conducted by the Company.

In connection with the Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters. Pursuant to the Underwriting Agreement, the Company was obligated to the underwriter for certain fees and expenses related to the Offering, including underwriters’ discounts of $17,500,000. The Company paid $10,000,000 of the underwriting discount upon closing of the Offering. The Company and the underwriters have agreed that payment of the balance of the underwriting discount of $7,500,000 will be deferred until consummation of the Business Combination. Accordingly, a deferred underwriting fee comprised of the deferred portion of the underwriting discount is included in the accompanying consolidated balance sheets at June 30, 2008 and December 31, 2007. On the closing of the SHC transaction on July 31, 2008, the underwriters relinquished to the Company $2,500,000 of their deferred underwriting fees. The remaining amount due to the underwriters of $2,781,691 (reduced due to effect of conversion rights exercised by certain Public Stockholders) was paid in cash upon the closing of the SHC acquisition. In addition, the Company has $1,750,000 of contingent advisory fees due to its investment bankers advising on the transactions that became due on the closing.

NOTE 6. NOTE PAYABLE—STOCKHOLDERS

On June 29, 2007, pursuant to promissory notes of the same date, certain of the Company’s officers and directors provided a $200,000 loan, bearing interest at an annual rate of 5% compounded semi-annually, to the Company, which, together with accrued interest on the loan, was repaid from the proceeds of the Offering on October 31, 2007. The proceeds of the notes payable were used to pay certain offering expenses and start up related costs. These notes payable and associated interest of $3,424 have been paid in full and retired as of December 31, 2007.

NOTE 7. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company implemented SFAS No. 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS No. 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS No. 157 to the Company’s financial assets and liabilities and non-financial assets and liabilities that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair value determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	June 30, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$2,167,702	$2,167,702	$—	$—
Cash and cash equivalents held in trust	247,311,350	247,311,350	—	—

Total	$249,479,052	$249,479,052	$—	$—

The fair values of the Company’s cash equivalents and cash and cash equivalents held in the trust account are determined through market, observable and corroborated sources.

The carrying amounts reflected in the consolidated balance sheets for other current assets and accrued expenses approximate fair value due to their short-term maturities.

NOTE 8. INCOME TAX

Provision for income consists of:

	For June 26, 2007 (inception) to December 31, 2007	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
		(unaudited)	(unaudited)
Federal income tax—current	$580,000	$390,000	$1,040,000
State income tax—current	180,000	10,000	30,000

Total	$760,000	$400,000	$1,070,000

The Company’s effective tax rate of 35.8% approximates the federal statutory tax rate of 34% and 1.8% for state taxes, net of the federal benefit for the three and six months ended June 30, 2008 and 34% and 6.5% for the period from June 26, 2007 (inception) to December 31, 2007, respectively. Deferred income taxes for the periods were not material.

NOTE 9. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	June 26, 2007 (date of inception) to June 30, 2007	Three Months Ended September 30, 2007	Three Months Ended December 31, 2007
PERIOD ENDED DECEMBER 31, 2007
Interest income	$—	$—	$2,119,427
Operating expenses:
Interest expense to certain founding stockholders	55	2,520	849
Administrative fees paid to Trillium Capital LLC	—	—	22,633
Formation, general and administrative expense	6,914	8,570	200,992

Total operating expenses	6,969	11,090	224,474
Income (loss) before income taxes	(6,969)	(11,090)	1,894,953
Provision for income taxes	—	—	760,000

Net income (loss)	$(6,969)	$(11,090)	$1,134,953

Weighted average common shares outstanding—basic and diluted	100	8,203,133	25,093,411
Basic and diluted net income (loss) per share	$(69.69)	$(0.00)	$0.05

NOTE 10. SUBSEQUENT EVENTS (UNAUDITED)

On July 31, 2008, the Company acquired 100% ownership of SHC for $200,000,000. The purchase price was paid by a combination of cash consideration and the assumption of certain existing debt and capital leases. On closing of the SHC transaction, $2,781,691 of deferred underwriting fees from the Company’s Offering (see Note 3. Public Offering) due to Deutsche Bank Securities Inc. and Robert W. Baird & Company were paid in cash. In addition, the Company will pay its various investment banking advisors a total of $2,000,000 ($1,750,000 of which was contingent upon the closing of the SHC transaction) due and related to the close of the SHC transaction, of which $250,000 has been accrued related to the delivery of the fairness opinion as of June 30, 2008. In connection therewith, holders of 8,946,779 shares of common stock exercised their conversion rights and the Company paid an aggregate of $70,590,086 to such holders.

On July 31, 2008, the Company, as Guarantor, entered into the Fourth Amended and Restated Revolving Credit Term Loan and Security Agreement with PNC Bank, National Association (“PNC” as Lender and as Agent), PNC Capital Markets LLC (as Lead Arranger), SHC (as Borrowing Agent), and the other Loan Parties signatory thereto (as Loan Parties) (the “Credit Agreement”). The Credit Agreement amends and restates SHC’s existing credit facility with PNC, providing for an increase in the revolving credit from $86.0 million to $100.0 million, extending the maturity date and providing for the Company as a guarantor. The Credit Agreement does not otherwise materially change the terms of SHC’s existing credit facility. This financing is comprised of a $100.0 million senior secured revolving credit facility under which borrowing availability will be based on, among other things, the Borrowers’ (as defined in the Credit Facility) eligible billed and unbilled accounts receivable, a senior secured domestic term loan of approximately $5.294 million, and a senior secured foreign term loan of approximately $2.515 million. The financing facilities have a five-year term. Outstanding balances under the revolving credit facility will bear interest at either LIBOR plus a margin ranging from 200 to 250 basis points or at the base rate plus a margin ranging from 0 to 25 basis points. The term loans will bear interest at LIBOR plus a margin ranging from 275 to 325 basis points or at the base rate plus a margin ranging from 25 to 75 basis points, in each case based on the combined fixed charge coverage ratio of the Company and SHC. The interest rate is subject to increase under additional circumstances. The balance outstanding under the prior credit facility and term loans continued as part of the new revolving credit and term debt facility. The facility also requires compliance with certain financial covenants. The obligations of the borrowers’ under the facility are secured by certain assets of the borrowers’ and by certain assets of SHC. The guarantee provided by the Company is unsecured.

On August 7, 2008, pursuant to the terms of the Preferred Stock Purchase Agreement, dated June 2, 2008, as amended, by and between the Company and Ares, the Company issued to Ares 150,000 shares of Series A Convertible Preferred Stock of the Company, $0.001 par value per share (the “Convertible Preferred Stock”), for an aggregate purchase price of $150,000,000. The Convertible Preferred Stock is convertible at the option of Ares into shares of common stock of the Company at an initial conversion price of $6.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications combinations or similar type events.

On August 7, 2008, the Company commenced a tender offer to purchase up to 20,757,046 shares of its common stock with cash at a purchase price of $8.00 per share. None of its current and former officers and directors, strategic advisory council members and Ares tendered any of their respective shares in the tender offer. The Company completed the tender offer on September 5, 2008. Based on the final count by the depositary for the tender offer, at total of 20,964,043 shares were properly tendered and not withdrawn at a price of $8.00 per share. The Company accepted for purchase 20,757,046 shares of its common stock at a price of $8.00 per share, for a total cost of $166,056,368 excluding fees and expenses related to the offer. The proration factor for the tender offer was approximately 99%.

INDEX TO FINANCIAL STATEMENTS OF STREAM HOLDINGS CORPORATION

Stream Holdings Corporation

Consolidated Financial Statements

For the Three Years in the Period Ended December 31, 2007 and for

the Six-Month Periods Ended June 30, 2007 and June 30, 2008 (Unaudited)

Report of Independent Auditors

The Board of Directors

Stream Holdings Corporation

We have audited the accompanying consolidated balance sheets of Stream Holdings Corporation and subsidiaries (the Company) as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stream Holdings Corporation and subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

March 28, 2008

Stream Holdings Corporation

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,150	$12,577	$15,096
Restricted cash	441	4	85
Accounts receivable, net of allowance for bad debts of $61, $33 and $15 at December 31, 2006 and 2007, and June 30, 2008, respectively	88,709	115,794	106,372
Income taxes receivable	1,126	1,518	701
Deferred income taxes	769	1,113	1,233
Prepaid expenses and other current assets	5,630	7,908	8,604

Total current assets	102,825	138,914	132,091

Equipment and fixtures, net	25,977	36,656	35,289
Deferred income taxes	5,700	5,171	5,027
Goodwill	5,971	8,066	7,531
Other assets	4,644	4,609	4,246

Total assets	$145,117	$193,416	$184,184

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$6,266	$6,843	$5,325
Accrued employee compensation and benefits	30,645	40,226	38,883
Other accrued expenses	15,406	15,315	15,641
Income taxes payable	1,314	3,150	2,521
Current portion of long-term debt	1,622	76,732	74,867
Current portion of capital lease obligations	2,326	2,200	2,179
Other liabilities	3,095	4,219	5,560

Total current liabilities	60,674	148,685	144,976

Long-term debt, net of current portion	60,743	22,294	22,749
Capital lease obligations, net of current portion	5,464	6,398	5,734
Deferred income taxes	76	147	666
Other long-term liabilities	7,851	8,540	15,263

Total liabilities	134,808	186,064	189,388

Stockholders’ equity (deficit):
Common stock, par value $0.01, authorized shares—10,000; issued and outstanding shares—8,377, 8,344 and 8,344 at December 31, 2006 and 2007 and June 30, 2008, respectively	84	84	84
Additional capital	4,575	5,337	5,627
Retained earnings (deficit)	5,600	(5,723)	(16,811)
Accumulated other comprehensive income	50	7,654	5,896

Total stockholders’ equity (deficit)	10,309	7,352	(5,204)

Total liabilities and stockholders’ equity (deficit)	$145,117	$193,416	$184,184

See accompanying notes.

Stream Holdings Corporation

Consolidated Statements of Operations

(In thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Revenue	$310,905	$405,547	$483,569	$231,813	$269,086
Direct cost of revenue (exclusive of depreciation and amortization)	217,078	276,868	320,935	152,705	174,498

Gross profit	93,827	128,679	162,634	79,108	94,588

Operating expenses:
Selling, general and administrative expenses	100,342	115,086	144,119	69,300	81,515
Management fees and expenses to stockholder	467	459	562	225	237
Depreciation and amortization	4,132	7,664	12,059	5,475	7,527

Total operating expenses	104,941	123,209	156,740	75,000	89,279

Income from operations	(11,114)	5,470	5,894	4,108	5,309
Other (income) expenses, net:
Foreign currency transaction (gain) loss	(863)	(498)	11	1,858	(1,765)
Other loss (income), net	(1,984)	(1,660)	(1,008)	(1,167)	2,876
Minority interest	(298)	(19)	—	—	—
Interest expense, net	4,646	8,473	12,055	5,938	6,031

Total other (income) expenses, net	1,501	6,296	11,058	6,629	7,142

Loss before income taxes	(12,615)	(826)	(5,164)	(2,521)	(1,833)
Income taxes	4,939	4,523	6,159	1,183	4,343

Net loss	$(17,544)	$(5,349)	$(11,323)	$(3,704)	$(6,176)

See accompanying notes.

Stream Holdings Corporation

Consolidated Statements of Stockholders’ Equity (Deficit)

Years Ended December 31, 2006 and 2007

and Six-Months Ended June 30, 2008

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
	Shares	Par Value	Additional Capital	Retained Earnings (Deficit)		Total
Balances at December 31, 2004	7,300	$73	$1,131	$28,501	$2,259	$31,964
Currency translation adjustment	—	—	—	2	(2,562)	(2,560)
Net loss	—	—	—	(17,554)	—	(17,554)
Unrealized loss on derivatives, net of tax of $0	—	—	—	—	(78)	(78)

Comprehensive loss						(20,192)
Stock compensation	—	—	44	—	—	44
Sale of restricted common stock and exercise of stock options	147	2	452	—	—	454
Repurchases of common stock	(11)	(1)	(35)	—	—	(36)

Balances at December 31, 2005	7,436	74	1,592	10,949	(381)	12,234

Currency translation adjustment	—	—	—	—	1,602	1,602
Net loss	—	—	—	(5,349)	—	(5,349)
Unrealized loss on derivatives, net of tax of $0	—	—	—	—	(1,171)	(1,171)

Comprehensive loss						(4,918)
Sale of common stock	958	10	2,990	—	—	3,000
Stock compensation	—	—	67	—	—	67
Exercise of stock options	21	—	42	—	—	42
Repurchases of common stock	(38)	—	(116)	—	—	(116)

Balances at December 31, 2006	8,377	84	4,575	5,600	50	10,309

Currency translation adjustment	—	—	—	—	6,105	6,105
Net loss	—	—	—	(11,323)	—	(11,323)
Unrealized gain on derivatives, net of tax of $0	—	—	—	—	1,499	1,499

Comprehensive loss						(3,719)
Sale of common stock	—	—	—	—	—	—
Stock compensation	—	—	887	—	—	887
Exercise of stock options	20	—	39	—	—	39
Repurchases of common stock	(53)	—	(164)	—	—	(164)

Balances at December 31, 2007	8,344	84	5,337	(5,723)	7,654	7,352

Currency translation adjustment (unaudited)	—	—	—	—	(1,307)	(1,307)
Net loss (unaudited)	—	—	—	(6,176)	—	(6,176)
Unrealized loss on derivatives, net of tax of $0 (unaudited)	—	—	—	—	(451)	(451)

Comprehensive loss (unaudited)						(7,934)
Adoption of FIN 48 (unaudited)	—	—	—	(4,912)	—	(4,912)
Stock compensation (unaudited)	—	—	290	—	—	290

Balances at June 30, 2008 (unaudited)	8,344	$84	$5,627	$(16,811)	$5,896	$(5,204)

See accompanying notes.

Stream Holdings Corporation

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,			Six-Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Operating activities
Net loss	$(17,554)	$(5,349)	$(11,323)	$(3,704)	$(6,176)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization of equipment and fixtures	4,132	7,664	12,059	5,475	7,527
Amortization of debt issuance costs	352	664	1,285	607	714
Deferred taxes	561	2,265	255	519	543
Market lease reserve	(3,543)	(2,428)	(1,558)	(828)	(1,369)
Noncash stock compensation	125	223	1,013	242	290
Noncash interest expense	319	443	841	395	456
Changes in operating assets and liabilities, net of the effect of acquisitions:
Accounts receivable	(12,494)	(21,184)	(27,085)	(1,062)	9,422
Income taxes receivable	1,453	1,681	(392)	125	817
Prepaid expenses and other current assets	1,279	(1,110)	(834)	(883)	(696)
Other assets	(1,023)	(1,698)	(1,019)	(49)	184
Accounts payable	2,175	(157)	569	1,685	(1,518)
Accrued expenses and other liabilities	6,507	5,975	13,780	(4,489)	2,424
Minority interest	(298)	(19)	—	—	—

Net cash provided by (used in) operating activities	(18,009)	(13,030)	(12,409)	(1,967)	12,618

Investing activities
Decrease (increase) in restricted cash	323	(43)	437	437	(81)
Acquisition of businesses	(1,235)	—	(2,594)	(2,594)	—
Additions to equipment and fixtures	(13,578)	(10,437)	(17,145)	(3,220)	(5,209)

Net cash used in investing activities	(14,490)	(10,480)	(19,302)	(5,377)	(5,290)

Financing activities
Net borrowings on line of credit	21,835	16,025	30,077	8,995	(1,038)
Proceeds from issuance of long-term debt	—	10,256	7,014	438	—
Payments on long-term debt	(2,602)	(1,674)	(1,187)	(593)	(828)
Payment of capital lease obligations	(953)	(2,193)	(2,343)	(1,477)	(1,057)
Proceeds from sale of common stock and exercise of stock options	454	3,042	39	—	—
Repurchases of common stock	(36)	(116)	(164)	—	—

Net cash provided by (used in) financing activities	18,698	25,340	33,436	7,363	(2,923)

Effect of exchange rates on cash and cash equivalents	(2,654)	1,192	4,702	1,999	(1,886)

Net (decrease) increase in cash and cash equivalents	(16,455)	3,022	6,427	2,018	2,519
Cash and cash equivalents, beginning of period	19,583	3,128	6,150	6,150	12,577

Cash and cash equivalents, end of period	$3,128	$6,150	$12,577	$8,168	$15,096

Supplemental cash flow information
Cash paid for interest	$3,478	$6,210	$9,695	$4,221	$3,100

Cash paid for income taxes	$1,975	$748	$3,618	$1,038	$2,412

Non-cash financing activity
Capital lease financing	$3,069	$928	$3,151	$1,545	$333

See accompanying notes.

Stream Holdings Corporation

Notes to Consolidated Financial Statements

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

1.	Description of Business and Acquisitions

The Company

Stream Holdings Corporation (the Company or SHC) is a Delaware corporation founded in 2003. The Company is approximately 99% owned by H.I.G. Call Center II, Inc. The Company and its subsidiaries provide global technical support and customer service outsourcing under the brand name of SHC. The Company operates contact centers in Bulgaria, Canada, Costa Rica, the Dominican Republic, France, Germany, India, Ireland, Italy, the Netherlands, Poland, Spain, Sweden, Tunisia, the United Kingdom and the United States that provide technical support and customer service primarily through inbound phone calls, e-mail and the Internet.

On January 27, 2008, the Company and Global BPO Services Corp., a Delaware corporation (SGS) entered into an agreement and plan of merger pursuant to which SGS will acquire all of the outstanding shares of capital stock of SHC and SHC will become a wholly-owned subsidiary of SGS. On June 2, 2008, the Company and SGS entered into an amendment and restatement of the merger agreement. The merger was consummated on July 31, 2008. See further discussion in Note 15.

Acquisitions

On June 1, 2005, the Company acquired from Supra Telecommunications and Information Systems, Inc. and Supra Telecom de Costa Rica, S.A. (Supra) equipment and fixtures and assumed operating lease liabilities related to its Santo Domingo, Dominican Republic, contact center operations for $1,235 in cash including $110 in legal and closing costs. In conjunction with the acquisition, Supra placed $325 in an escrow account to be used to pay any future severance costs to former Supra employees hired by the Company. In February 2006, the escrow amount was released to the Company. Additionally, in conjunction with the acquisition, the Company entered into a short-term agreement with Supra to provide call center services to Supra for the period from June 1, 2005 to August 31, 2005.

The Company accounted for the purchase from the seller in accordance with Statement of Financial Accounting Standards (SFAS) No. 141 Business Combinations (SFAS No. 141). The purchase price was allocated to the fair value of the assets acquired as follows:

Machinery and telephone equipment	$571
Furniture, fixtures and building improvements	474
Computer equipment and software	190

Total assets acquired	$1,235

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

On January 2, 2007, the Company acquired 100% of the capital shares of Supra Telecom de Costa Rica, S.A. (Supra CR) for $2,534 in cash. In conjunction with the acquisition, Supra CR placed $500 in an escrow account to be used to fund post-closing assumed liability adjustments and to fund any future indemnity claims associated with indemnifications provided to the Company by Supra CR. Additionally, in conjunction with the acquisition, the Company entered into a short-term agreement with Supra to manage its business and assets beginning on December 12, 2006, and ending on the closing date, January 2, 2007. The Company accounted for the purchase in accordance with SFAS No. 141. The following is a summary of the amounts recorded for assets acquired and liabilities assumed:

Cash	$93
Other current assets	29
Computer equipment and software	194
Machinery, telephone equipment and vehicle	559
Furniture, fixtures and building improvements	884
Goodwill	1,345
Other assets	590

Total assets acquired	3,694
Current liabilities	1,160

Net assets recorded	$2,534

On August 3, 2007, the Company acquired from Zomax Limited, equipment and fixtures and an operating lease related to its Dublin, Ireland, contact center operations for $153 which includes $87 in legal and closing costs and $66 of employee-related expenses.

The Company accounted for the purchase from the seller in accordance with SFAS No. 141. The purchase price was allocated to the fair value of the assets acquired as follows:

Machinery and telephone equipment	$64
Furniture and fixtures	26
Computer equipment and software	63

Total assets acquired	$153

2.	Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Unaudited Interim Financial Information

The accompanying consolidated financial statements as of June 30, 2008 and for the six-months ended June 30, 2007 and 2008, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

results of operations and cash flows as of June 30, 2008 and for the six-months ended June 30, 2007 and 2008. The results for the six-months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ended December 31, 2008, or for any other interim period or for any other future year.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires the appropriate application of accounting policies, many of which require management to make estimates and assumptions about future events and their impact on amounts reported in the Company’s consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results may differ from estimates. Such differences may be material to the consolidated financial statements.

Cash Equivalents

The Company considers all highly liquid investments with maturities at the date of purchase of six-months or less to be cash equivalents.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk are principally accounts receivable. Services are provided to customers throughout the world. Accounts receivable include accrued revenues that the Company expects to bill for services rendered but not yet invoiced, generally within thirty to forty-five days, and collect in the normal course of business. Contracts with individual customers determine when receivables are due, generally within thirty days, and whether interest is accrued on late payments.

The Company extends credit to its customers in the normal course of business. The Company does not require collateral from its customers. Management believes the accounts receivable credit risk exposure is limited based on evaluations of the financial strength of the customers. The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, the Company records a specific reserve against amounts due. Historically, the Company has not experienced significant losses on uncollectible accounts receivable.

Equipment and Fixtures

Equipment and fixtures are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Furniture and fixtures are depreciated over a five-year life, software over a three- to five-year life and equipment generally over a three- to five-year life. Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining term of the associated lease. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease and is recorded in depreciation and amortization expense.

The carrying value of equipment and fixtures to be held and used is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition does not exceed its carrying amount. The amount of the impairment loss, if any, is measured as the amount by which the carrying value of the asset exceeds its estimated fair value, which is generally determined based on appraisals or sales prices of comparable assets. Occasionally, the Company redeploys equipment and fixtures from under utilized centers to other locations to improve capacity utilization if it is determined that the related undiscounted future cash flows in the under utilized centers would not be sufficient to recover the carrying amount of these assets.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is reviewed for impairment annually and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Impairment occurs when the carrying amount of goodwill exceeds its estimated fair value. The impairment, if any, is measured based on the estimated fair value of the reporting unit. Fair value is determined based on discounted cash flows. The Company operates in one reporting unit, which is used for impairment testing and the allocation of acquired goodwill. The Company reviewed its goodwill for impairment as of December 31, 2006 and 2007. The Company has determined that there is no impairment.

Changes to the carrying amounts of Goodwill are as follows:

Balance at December 31, 2005	$5,856
Foreign currency adjustments	115

Balance at December 31, 2006	5,971
Costa Rica acquisition	1,345
Foreign currency adjustments	750

Balance at December 31, 2007	8,066
Foreign currency adjustments	(535)

Balance at June 30, 2008 (unaudited)	$7,531

Intangible assets with a finite life are recorded at cost and amortized using the straight-line method over their estimated useful life. The Company recorded $482 in 2004 for customer contracts purchased in connection with the Infowavz acquisition. The estimated lives of these contracts were 15 months and were fully amortized at the end of 2005. The amortization expense in 2005 was $312.

Financial Information Regarding Segment Reporting

The Company has one reportable segment and, therefore, all segment-related financial information required by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, is included in the consolidated financial statements. The reportable segment reflects the Company’s operating and reporting structure.

Revenue Recognition

Revenues for outsourced customer service and technical support are recognized after the related services are performed based on the rates detailed in customer agreements, such as hourly, monthly, per call or per participant. For each client arrangement, the Company determines whether evidence of an arrangement exists,

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

delivery of the service has occurred, the fee is fixed or determinable and collection is considered probable. If all criteria are met, revenue is recognized at the time services are performed. If any of those criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (SFAS No. 109), which requires recognition of deferred assets and liabilities for the future income tax consequence of transactions that have been included in the consolidated financial statements or tax returns. Under this method deferred tax assets and liabilities are determined based on the difference between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax, using the enacted tax rates for the year in which the differences are expected to reverse. The Company provides valuation allowances against deferred tax assets whenever it believes it is more likely than not, based on available evidence, that the deferred tax asset will not be realized.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48). On February 1, 2008, the FASB issued a FASB Staff Position relating to the effective implementation date of FIN 48 for certain nonpublic companies, which deferred the effective date to January 1, 2008. The Company has determined that it meets the qualifications of a nonpublic company and adopted FIN 48 effective January 1, 2008. See Note 9 for more information.

Contingencies

The Company considers the likelihood of various loss contingencies, including tax and legal contingencies arising in the ordinary course of business, and its ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued in accordance with SFAS No. 5, Accounting for Contingencies, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The Company regularly evaluates current information available to determine whether such accruals should be adjusted.

Provision for Government Grants

The Company has received cash from governmental agencies as incentives for such items as establishing contact centers in a specified area to promote business development or employment opportunities. The Company records restricted cash for cash received but not yet spent. The incentives are earned by the Company as the Company meets criteria established in the incentive. If the criteria have not yet been met, the Company records a liability for cash that is subject to refund. In the period the criteria are met, the Company reduces the liability and includes the amount earned as income. The Company has restricted cash at December 31, 2006, December 31, 2007 and June 30, 2008, of $441, $4 and $85 respectively, and liabilities related to government grants at December 31, 2006, December 31, 2007 and June 30, 2008, of $1,181, $320 and $384, respectively.

Self-Insurance Programs

The Company is self-insured with respect to medical and dental claims for employees located in the United States. It records an accrued liability for the self-insurance programs based on an estimate of claims incurred, but

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

not reported, as well as anticipated claims at the end of a period. Changes in the employee mix and unforeseen events could result in an adjustment to the estimates. Self-insurance liabilities of the Company at December 31, 2006, December 31, 2007 and June 30, 2008, were $553, $429 and $612, respectively.

Derivative Instruments

The Company uses forward exchange contracts to manage its exposure to movements in foreign exchange rates between the United States and Canada, and the United States and India, and recognizes the foreign exchange contracts in the financial statements at fair value. Changes in fair value of derivative financial instruments are recognized either in income, or in stockholders’ equity as a component of accumulated other comprehensive income (loss), depending on whether the derivative financial instrument qualifies for hedge accounting. Unrealized changes in fair values of derivatives accounted for as hedges, to the extent they are effective as hedges, are recorded in accumulated other comprehensive income (loss), net of deferred taxes. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, hedge accounting is discontinued.

The Company’s hedging program has been highly effective in all periods presented, and the amount of hedge ineffectiveness has not been material. Hedge accounting is also discontinued prospectively when (1) the derivative is no longer effective in offsetting changes in cash flow of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) the derivative as a hedging instrument is no longer effective.

Changes in fair value of derivatives not qualifying as hedges are reported in income. Upon settlement of the derivatives qualifying as hedges, a gain or loss is reported in income.

Foreign Currency Translation

The assets and liabilities of the Company’s foreign subsidiaries, whose functional currency is their local currency, are translated at the exchange rate in effect on the reporting date, and income and expenses are translated at the average exchange rate during the period. The net effect of translation gains and losses is not included in determining net income, but is reflected in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are included in determining net income (loss).

Fair Value of Financial Instruments

Effective January 1, 2008, the Company implemented Statement of Financial Accounting Standard No. 157, Fair Value Measurement (SFAS 157), for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, this standard will have on its non-financial assets and liabilities.

The adoption of SFAS 157 to the Company’s financial assets that are re-measured and reported at fair value at least annually did not have an impact on the Company’s financial results.

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	June 30, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable (Level 3)
Cash equivalents	$4,062	$4,062	$—	$—
Forward exchange contracts	49,159	—	49,159	—

Total	$53,221	$4,062	$49,159	$—

The fair values of the Company’s cash equivalents and forward exchange contracts are determined through market, observable and corroborated sources.

The carrying amounts reflected in the consolidated balance sheets for other current assets, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. To the extent the Company has any outstanding borrowings under its revolving credit facility, the fair value would approximate its reported value because the interest rate is variable and reflects current market rates. The Company also believes that the fair value of its subordinated debt approximates the reported value of the debt instrument. The interest rate on this loan is reflective of current market rates and is consistent with terms other similar companies would receive given the reduced priority and current capital market conditions.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

	December 31		June 30 2008
	2006	2007
			(unaudited)
Unrealized (loss) gain on forward exchange contracts	$(1,248)	$251	$(200)
Translation adjustment	1,298	7,403	6,096

	$50	$7,654	$5,896

Market Lease Reserve

The Company assumed facility operating leases in connection with a 2004 acquisition. Under SFAS No. 141, the operating leases are to be recorded at fair value at the date of acquisition. The Company determined that the operating lease contract rates were in excess of the market rates at the date of acquisition, resulting in an above market lease reserve. The above-market lease values for the assumed operating leases were recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each operating lease and (ii) management’s estimate of fair market lease rates for each corresponding operating lease, measured over a period equal to the remaining term of the lease. The market lease reserves are amortized as a reduction of base rental expense over

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

the remaining term of the respective leases. The amortization of the market lease reserve, including imputed interest, for 2005, 2006, and 2007 was $3,903, $2,814, and $2,658, respectively. For the six-months ending June 30, 2007 and 2008, the amortization of the market lease reserve, including imputed interest, was $1,350 and $1,223, respectively.

Stock-Based Compensation

At December 31, 2006 and 2007, the Company had a stock-based compensation plan for employees and directors, which is described more fully in Note 12. Prior to January 1, 2004, the Company accounted for the plan under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based upon the difference, if any, as of the date of grant between the fair value of the Company’s stock and the exercise price and is amortized over the vesting period for grants for which the vesting is time-based. For grants which are subject to performance-based vesting, the intrinsic value of the grant is measured at the date the grant vests and is charged to expense.

Effective January 1, 2004, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)), using the prospective-transition method. Under that method, compensation cost recognized in 2004 through 2007 includes: (a) compensation cost for all share-based payments granted prior to January 1, 2004, based on the continued application of the provisions of APB 25 to those grants, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2004, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). For share-based payments granted after January 1, 2004, the fair value of each grant, including both the time-based grants and the performance-based grants, is estimated on the date of grant using the Black-Scholes-Merton option valuation model and assumes the performance goals will be achieved. If such goals are not met, no compensation cost is recognized and any recognized cost is reversed. Stock compensation expense is recognized on a straight-line basis over the vesting term, net of an estimated future forfeiture rate. The forfeiture rate assumption (11.63% as of December 31, 2007) is based on the Company’s historical experience.

Recent Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141R, Business Combinations (FAS 141R). FAS 141R replaces FASB Statement No. 141, Business Combinations (FAS 141). FAS 141R retains the fundamental requirements in FAS 141 that the purchase method of accounting be used for all business combinations, that an acquirer be identified for each business combination and for goodwill to be recognized and measured as a residual. FAS 141R expands the definition of transactions and events that qualify as business combinations to all transactions and other events in which one entity obtains control over one or more other businesses. FAS 141R broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. FAS 141R also increases the disclosure requirements for business combinations in the financial statements. FAS 141R is effective for fiscal periods beginning after December 15, 2008. Therefore, the Company is required to adopt FAS 141R on January 1, 2009. Adoption of FAS 141R will not impact the Company’s accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, the Company expects its accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following current accounting literature.

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 amends SFAS No. 115 to permit entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The FASB’s objective in this statement is to provide reporting entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted SFAS No. 159 in the first quarter of fiscal year 2008. The adoption of SFAS No. 159 did not have an impact on its financial position, results of operations or cash flows as the Company did not elect this fair value option on any financial assets or liabilities.

In December 2007, the FASB issued FAS No. 160, Non-Controlling Interest in Consolidated Financial Statements—an amendment of ARB No. 51 (FAS 160). FAS 160 requires that a non-controlling interest in a subsidiary be separately reported within equity and the amount of consolidated net income attributable to the non-controlling interest be presented in the statement of operations. FAS 160 also calls for consistency in reporting changes in the parent’s ownership interest in a subsidiary and necessitates fair value measurement of any non-controlling equity investment retained in a deconsolidation. FAS 160 is effective for fiscal periods beginning after December 15, 2008. Therefore, the Company is required to adopt FAS 160 on January 1, 2009. The Company is currently evaluating the requirements of FAS 160 and the potential impact on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities (SFAS 161), which amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, by requiring increased qualitative, quantitative, and credit-risk disclosures about an entity’s derivative instruments and hedging activities. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this standard on its financial condition, results of operations and cash flows.

3.	Equipment and Fixtures, Net

Equipment and fixtures, net consists of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Furniture and fixtures	$2,369	$4,949	$6,445
Building improvements	3,561	5,672	7,119
Computer equipment	13,745	22,467	24,297
Telecom and other equipment	17,039	25,533	27,021
Equipment and fixtures not yet placed in service	1,803	3,927	3,934

	38,517	62,548	68,816
Less accumulated depreciation	(12,540)	(25,892)	(33,527)

	$25,977	$36,656	$35,289

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

Depreciation and amortization expense consist of the following:

	December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Depreciation	$3,820	$7,664	$12,059	$5,475	$7,527
Amortization	312	—	—	—	—

Total depreciation and amortization	$4,132	$7,664	$12,059	$5,475	$7,527

4.	Accrued Employee Compensation and Benefits

Accrued employee compensation and benefits consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Compensation	$17,353	$23,846	$21,374
Vacation	9,741	12,210	13,054
Medical and dental	550	433	605
Other benefits	3,001	3,737	3,850

	$30,645	$40,226	$38,883

5.	Other Accrued Expenses and Other Liabilities

Other accrued expenses consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Liability for government grants	$1,181	$320	$384
Value-added and sales taxes	443	456	180
Professional fees	1,017	1,262	1,249
Accrued interest	1,059	1,537	1,671
Forward exchange contracts	1,378	—	199
Other accrued expenses	10,328	11,740	11,958

	$15,406	$15,315	$15,641

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

Other liabilities consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Deferred rent	$338	$316	$439
Deferred revenue	266	1,512	1,737
Market value lease reserves	2,491	2,391	2,043
Lease exit reserve	—	—	1,341

Total current	$3,095	$4,219	$5,560

Deferred rent	$1,236	$1,354	$2,191
Deferred revenue	—	2,029	1,968
Unrecognized tax benefits	—	—	6,968
Market value lease reserves	6,615	5,157	4,136

Total long term	$7,851	$8,540	$15,263

6.	Long-Term Debt and Revolving Credit Facility

The Company’s outstanding long-term borrowings consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Line of credit	$37,510	$67,938	$66,791
Term loans	2,967	8,794	7,967
Premium financing	84	—	—
Italy line of credit	350	—	—
Other	—	—	109
Senior subordinated notes	21,454	22,294	22,749

	62,365	99,026	97,616
Less current portion	1,622	76,732	74,867

Long-term debt	$60,743	$22,294	$22,749

Minimum principal payments on long-term debt subsequent to June 30, 2008, are as follows:

Twelve Months Ended June 30,	Total
2009	$74,867
2010	22,749

Total	$97,616

During 2005, the Company had a Revolving Credit and Term Loan Agreement (Credit Facility) with an aggregate credit facility of $49,500. The credit facility included term loans of $5,900 and a maximum revolving credit amount of $43,600, with the maximum U.S. revolving advance of $40,000 and the maximum Foreign Borrowers advance of $25,000. In 2006, the Company entered into amendments to the Credit Facility increasing

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

the maximum revolving credit amount to $86,000, with the maximum U.S. revolving advance of $83,000 and the maximum Foreign Borrowers advance of $50,000. In 2007, the Company entered into an amendment to the Credit Facility including additional term loans of $4,931 and $2,083. The new term loans are interest-only until they begin to amortize on a monthly basis over a 2.5-year period beginning in March 2008. The Credit Facility is collateralized by substantially all of the assets of the Company and its subsidiaries and expires in December 2008. At December 31, 2007, the Credit Facility is presented as a component of the current portion of debt whereas for prior periods it was considered a component of long-term borrowings.

The interest rate on the revolving credit loans, for U.S. advances, is the bank’s alternate base rate plus 0.50% and, for Eurodollar advances, the bank’s Eurodollar rate plus 3.00%. The interest rate on the term loans, for U.S. advances, is the bank’s alternate base rate plus 0.75% and, for Eurodollar advances, is the bank’s Eurodollar rate plus 3.75%.

The bank’s alternate base rate (7.25% at December 31, 2007 and 5.00% at June 30, 2008) is the higher of the bank’s base commercial lending rate or the Federal Funds Open Rate plus 0.5%. Interest is payable monthly on U.S. advances. Interest is payable on Eurodollar advances at the end of their one-, two-, three- or six-month terms. For unused portions of the revolving line of credit, the Company pays a facility fee equal to 0.5% of the unused borrowing base.

Revolving credit advances are limited to the borrowing base, as defined. The borrowing base is 85% of eligible accounts receivable and eligible unbilled revenues less the outstanding amount of letters of credit, various other reserves, and any outstanding advances under the revolving line of credit. In addition, the Company’s parent, H.I.G. Capital Partners III, L.P., has provided a Letter of Credit and a Guarantee in conjunction with the financing. The Letter of Credit, in the amount of $3,000, and the Guarantee, in the amount of $2,000, will provide additional collateral to the borrowing base. The Letter of Credit and Guarantee shall be maintained until the Company achieves certain thresholds, including a minimum quarterly fixed charge coverage ratio and minimum excess availability thresholds.

The Credit Facility also places limits on the amounts of annual capital expenditures and incremental operating lease obligations which can be entered into in any year, establishes dividend restrictions and limits payments to affiliates, as defined. At December 31, 2007, the Company was not in compliance with covenants related to the maximum amount of annual capital expenditures. The banks have subsequently waived this default. At June 30, 2008 the Company was in compliance with its covenants.

As of December 31, 2007 and June 30, 2008, the Company had $67,938 and $66,791 respectively, outstanding, all in U.S. dollar advances, on the revolving line of credit and had approximately $666 and $3,028, respectively, available for U.S. borrowings and approximately $4,730 and $5,059, respectively, available for foreign borrowings under the terms of the revolving line of credit. As of December 31, 2007 and June 30, 2008 amounts outstanding under letters of credit were $12,047 and $10,451, respectively.

In 2004, the Company issued $10,256 in Senior Subordinated Second Lien Notes (Senior Notes) to a mezzanine debt fund. In October 2006, the Company entered into an amendment to the Note Purchase Agreement whereby the Company issued an additional $10,256 in notes. The Senior Notes are collateralized by substantially all assets held as collateral under the Credit Facility described above; however, the Senior Notes are subordinate to the Credit Facility. The interest rate on the Senior Notes is fixed at 15%. Interest only is payable quarterly in cash, and the Company has the option to add a portion of the accrued and unpaid interest in an amount up to 4% per annum on the issued notes to the principal as of the interest payment date. In 2006 and

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

2007, respectively, $443 and $841 of interest was capitalized into the principal of the Senior Notes. The total amount of interest that has been capitalized since inception of the loans is $2,010. For the six-months ended June 30, 2007 and 2008, $178 and $395, respectively, of interest was capitalized into the principal of the Senior Notes. The principal is payable in full on July 30, 2009. The Senior Notes do not have prepayment premiums after the third anniversary of the initial closing date.

The Senior Notes contain the same covenants as described above under the Credit Facility but with less restrictive amounts. The Senior Notes include an additional covenant requiring funded debt, as defined, not to exceed a specified multiple of earnings before interest, taxes, depreciation, and amortization (EBITDA), as defined. At December 31, 2007, the Company was not in compliance with certain covenants related to funded debt to EBITDA and maximum amount of annual capital expenditures. The lender has subsequently waived these defaults and amended the debt to EBITDA ratio covenant, which is less restrictive. At June 30, 2008, the Company was in compliance with the covenants.

In June 2006, the Company’s Italian subsidiary entered into a revolving credit facility for up to 600 Euros, or approximately $840, at December 31, 2007. The facility is collateralized by the accounts receivable of that subsidiary. Interest is due quarterly at the 3M EURIBOR rate plus 1.10%. As of December 31, 2007 and June 30, 2008, there were no borrowings outstanding under this facility which has expired.

7.	Defined Contribution Benefit Plans

The Company has defined contribution plans in various countries. The plans cover all full-time employees other than excluded employees as defined in the plans. The participants may make pretax contributions to the plans, and the Company can make both matching and discretionary contributions. The Company made $1,716, $2,222 and $2,545 in matching contributions to the plans in the years ended December 31, 2005, 2006 and 2007, respectively. In the six-month period ended June 30, 2008, the Company made $1,237 in matching contributions to the plans.

8.	Derivatives

The Company uses forward exchange contracts, generally purchased with a maturity of 90 days or less, to manage its exposure to movements in foreign exchange rates between the United States and Canada and the United States and India. The Company recognizes the foreign exchange contracts in the financial statements at fair value. The Company hedges these exposures considering current market conditions, future operating activities and the cost of hedging exposure in relation to the perceived risk of loss. The fair value of the derivatives is determined by reference to market data related to the selected currency forward and spot rates. As of December 31, 2006, December 31, 2007 and June 30, 2008, the Company had approximately $69,516, $33,827 and $49,159, respectively, of foreign exchange risk hedged using forward exchange contracts. As of December 31, 2006, December 31, 2007 and June 30, 2008, the fair market value of these derivative instruments was a gain (loss) of ($1,248), $251 and ($200), respectively, which is reflected in accumulated other comprehensive income (loss).

As of December 31, 2006, the Company had $1,378 recorded in accrued expenses related to hedging activity. As of December 31, 2007 the Company had $243 recorded in other assets related to hedging activity. As of June 30, 2008, the Company had $674 recorded in accrued expenses related to hedging activity.

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

9.	Income Taxes

The Company’s income tax expense differed from the amounts computed by applying the United States federal statutory tax rate to pretax income from operations as a result of the following for the periods ended:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
U.S. federal income tax expense (benefit) at statutory rate	$(4,289)	$(281)	$(1,756)	$(857)	$(663)
Permanent differences	2,897	556	5,496	2,765	6,842
Impact of foreign operations on effective rate	1,047	48	(334)	(216)	(828)
Change in tax accounting method	—	—	18,616	—	—
Change in valuation allowances	7,019	6,187	(15,787)	(744)	(308)
State taxes	(731)	(110)	(73)	134	240
Credits and tax holidays	(1,203)	(1,794)	(1,523)	(444)	(1,002)
Effect of rate changes	—	—	1,636	612	—
Other	199	(83)	(116)	(67)	62

Income tax expense	$4,939	$4,523	$6,159	$1,183	$4,343

The change in valuation allowances is net of the effect of foreign currency translation adjustments included in accumulated other comprehensive income (loss).

Deferred income taxes consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Deferred tax assets:
Accruals, allowances, and reserves	$6,174	$8,866	$10,875
Tax credits and loss carryforwards	16,379	17,954	14,943
Equipment and fixtures	4,197	4,002	3,773
Other	866	1,166	508

	27,616	31,988	30,009
Valuation allowance	(20,904)	(6,655)	(7,036)

Total deferred tax assets	6,712	25,333	23,063
Deferred tax liabilities:
Accrued liabilities	—	18,616	15,987
Equipment and fixtures	25	95	291
Other liabilities	294	485	1,191

Total deferred tax liabilities	319	19,196	17,469

Net deferred tax assets	$6,393	$6,137	$5,594

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

Details of the total income tax provision are as follows:

	December 31,			June 30, 2007	June 30, 2008
	2005	2006	2007
				(unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	48	(524)	10	—	51
Foreign	4,330	2,501	4,933	257	3,852

Total current	4,378	1,977	4,943	257	3,903

Deferred:
Federal	1,719	—	—	—	—
State	(165)	122	—	—	—
Foreign	(993)	2,424	1,216	926	440

Total deferred	561	2,546	1,216	926	440

Total provision for income taxes	$4,939	$4,523	$6,159	$1,183	$4,343

The domestic and foreign source components of net income (loss) before tax are as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Domestic sources	$(23,553)	$(10,985)	$(26,718)	$(7,973)	$(18,454)
Foreign sources	10,938	10,159	21,554	5,452	16,621

	$(12,615)	$(826)	$(5,164)	$(2,521)	$(1,833)

At December 31, 2006, 2007 and June 30, 2008, the Company had $29,650, $36,259 and $30,068, respectively, of U.S. federal net operating losses, which will expire between 2024 and 2027, and had $20,502, $19,098 and $11,806, respectively, of foreign-generated net operating losses, which will expire over various periods through 2015. The net operating losses are evaluated for each foreign jurisdiction and a full valuation allowance established where the Company believes that it is more likely than not based on available evidence that the asset will not be realized.

As a result of the proposed change of control, the Company anticipates that there will be an annual limitation of the amount of the U.S. net operating losses that could be utilized in the future. The annual limitation has been estimated to be $4.3 million per year. In certain foreign jurisdictions the change of control will also result in a limitation of offset of existing net operating losses against future taxable.

The Company had recorded a valuation allowance of $20,904, $6,655 and $7,036 at December 31, 2006 and 2007 and June 30, 2008, respectively, against net operating losses and deferred tax assets for which realization of any future benefit is uncertain due to taxable income limitations. In the year ended December 31, 2007, the Company established a $18,616 deferred tax liability due to a change in tax accounting method for the U.S. As a result, there was a corresponding decrease in the U.S. income tax valuation allowance.

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. Currently, is not under audit for any open year in any U.S. jurisdictions. The Company operates in a number of international tax jurisdictions and is subject to audits of its income tax returns by tax authorities in those jurisdictions. The Company has open audit periods after 2002 in India, Canada and Europe, including France, Italy, Ireland and the Netherlands.

The Company participated in programs that resulted in certain state tax incentives credits of $1,203, $448, $213 and $200 for the years ended December 31, 2006, 2007, and for the six-months ended June 30, 2007 and 2008, respectively. The state tax credit incentives programs expire between 2007 and 2020.

The Company has been granted various tax holidays in foreign jurisdictions. These tax holidays are given as an incentive to attract foreign investment and under agreements relating to such tax holidays the Company receives certain exemptions from taxation on income from export related activities. The income tax benefit from foreign tax holidays was $591, $1,075, $231 and $801 for the years ended December 31, 2006, 2007 and for the six-months ended June 30, 2007 and 2008, respectively. Certain of the tax holidays are set to expire in 2010.

The Company has not provided taxes related to the potential repatriation of foreign subsidiary earnings because it believes they will be indefinitely reinvested outside of the United States. If future events necessitate that these earnings should be repatriated to the United States, an additional tax provision and related liability would be required.

The Company adopted the provisions of FIN 48 on January 1, 2008. Pursuant to the adoption of FIN 48, the Company recorded a reserve for unrecognized tax benefits of $5,738. The reserve was recorded as an increase to retained deficit of $4,912, an increase in other current assets of $652, and a reclassification of previously recognized tax contingencies of $174 to unrecognized tax benefits. The total amount of gross unrecognized tax benefits included as of the date of adoption was $2,766, of which $2,766 would affect the tax rate if realized.

The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of January 1, 2008, the Company had reserved $1,490 of accrued interest and penalties, which had increased to $2,042 as at June 30, 2008.

In the first half of 2008, the Company increased the unrecognized tax benefit related to prior period tax positions by $507, the current period by $172 and interest and penalties by $552. The change was made as a result of new tax developments during the quarter, primarily related to international audits, which impacted the evaluation of uncertain tax positions for prior tax periods. There was no significant change for unrecognized tax benefits related to the current period tax positions.

It is reasonably possible that within the next 12 months certain U.S. state and foreign examinations will be resolved, which could result in a estimated decrease in unrecognized tax benefits and interest and penalties of up to $485 and $825, respectively.

10.	Stockholders’ Equity

In October 2006, the Company sold, for cash, 958,466 shares of its common stock to H.I.G. Call Center II, Inc., for $3.13 per share. The total proceeds from the issuance were $3,000.

In January 2005, the Company sold, for cash, 140,500 shares of its common stock to members of executive management pursuant to a restricted stock purchase plan at $3.20 per share. The total proceeds from the issuance

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

were $454. One-third of the shares purchased by each executive contained no restrictions, and the restrictions on the remaining shares lapsed in approximately equal amounts at December 31, 2005 and 2006, with continuous employment. The Company has the right, but not the obligation, to repurchase shares upon termination of employment as follows: restricted shares for the original purchase price and unrestricted shares for fair value, as defined. Pursuant to this right, the Company repurchased 4,688, 17,000 and 32,812 shares during 2005, 2006, and 2007, respectively.

11.	Stock Options

The 2003 Stock Option Plan (the Plan) provides for the grant of incentive and nonqualified stock options. The Plan initially authorized grants of up to 1,000,000 shares of common stock at an exercise price not less than 100% of the fair value of the common stock at the date of grant. In 2007 the Plan was amended and the amount authorized for grants was increased to 1,500,000 shares. Per the Plan, options that were granted and were either cancelled or forfeited are eligible to be re-granted again. The Plan provides that the options shall be outstanding for a period not to exceed ten years from the grant date. Under the Plan, the Company issued options in 2003, 2004 and 2007.

During 2003, the Company granted options to purchase 305,140 shares of common stock with an exercise price of $0.137 per share, representing the fair value of the underlying common stock at the date of grant as determined by the Board of Directors (the Board). Options vest according to the following schedule: 10% upon issuance and 11.25% annually for the subsequent four years. The remaining 45% vest annually over a four-year period, but only if the Company meets specified EBITDA targeted levels as determined by the Board. Upon the occurrence of a change in control, as defined, only the shares subject to time-based vesting become fully vested. At December 31, 2007, 274,006 of the 2003 grants were vested, 4,745 had been exercised, and 72,954 had been forfeited or cancelled.

During 2004, the Company granted options to purchase 487,577 shares of common stock with an exercise price of $2.00 per share, representing the fair value of the underlying common stock at the date of grant as determined by the Board. Liquidity event options, representing 33% of the granted options, vest upon the sale of the Company or a qualified public offering, as defined. Time-vesting options, representing 39% of the granted options, vest 25% annually in four tranches beginning with December 31, 2004. The remaining 28% of the options vest annually over a three-year period, but only if the Company meets EBITDA targeted levels as determined by the Board. Upon the occurrence of a change in control, as defined, only the shares subject to time-based vesting become fully vested. At December 31, 2007, 134,937 of the 2004 option grants were vested, 42,542 had been exercised, and 273,482 had been forfeited or cancelled.

During 2004, the Company also issued options to purchase 53,014 shares of common stock with an exercise price of $2.00 per share, representing the fair value of the underlying common stock at the date of issuance as determined by the Board, that were performance-based options. Performance targets are based upon the Company reaching certain levels of EBITDA; however, the performance targets for these options were not set concurrently with the issuance, and the grants of these options did not occur until the Board approved the Company’s annual EBITDA targets. These targets were subsequently approved and the Company granted 26,507 and 24,267 common stock options in 2006 and 2007, respectively.

During 2007, the Company granted options to purchase 218,667 shares of common stock with an exercise price of $3.13 per share, representing the fair value of the underlying common stock at the date of grant as determined by the Board. Time-based vesting options, representing 75% of the granted options, vest in equal

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

amounts at year-end starting December 31, 2007, over three years. The remaining 25% of the options vest in equal amounts at year-end over the same three years, but only if the Company meets EBITDA targeted levels as determined by the Board. The grant date for the performance-based options is the date the Board approves the EBITDA targeted levels. Upon the occurrence of a change in control, as defined, only the options subject to time-based vesting become fully vested. At December 31, 2007, 106,833 of the 2007 option grants were vested, none had been exercised, and none had been forfeited or cancelled.

During 2007, the Company issued performance-based options to purchase 109,333 shares of common stock with an exercise price of $3.13 per share, representing the fair value of the underlying common stock at the date of issuance as determined by the Board. Performance targets are based upon the Company reaching certain levels of EBITDA; however, the performance targets for these options were not set concurrently with the issuance and these options will not be granted until the Board approves the Company’s annual EBITDA targets.

During 2007, the Company modified the 2007 EBITDA target for certain 2003 performance-based options. At December 31, 2007, 24,966 of the modified performance-based options were vested; none had been exercised and none had expired. The Company recognized a compensation expense of $272 for this modification.

The per share fair value of options granted is determined using the Black-Scholes-Merton model.

The following assumptions were used for the grants from 2005 to 2007:

	December 31,
	2005	2006	2007
Option term (years)	5	5	5
Volatility	80%	80%	80%
Risk-free interest rate	3.74%	4.48%	3.75% - 4.47%
Dividend yield	0%	0%	0%
Weighted-average grant date fair value per option granted	$2.32	$2.26	$4.05

The expected volatility assumption for each year indicated below was based upon the historical volatility of comparable companies from a representative peer group selected based on industry and market capitalization. The risk-free interest rate assumption was based upon the implied yields from the U.S. Treasury zero-coupon yield curve with a remaining term equal to the expected term in options. The expected term of employee stock options granted was based on the Company’s estimated life of the options at the grant date.

The Company has the right, but not the obligation, to repurchase shares from exercised options at the fair market value of the stock at the time employment terminates. Pursuant to this right, the Company repurchased 6,425, 20,533, and 20,329 shares during 2005, 2006, and 2007, respectively.

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

Stock options under the Plan during 2006 and 2007 were as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Fair Value	Weighted- Average Remaining Contractual Term (Years)
Outstanding at December 31, 2005	731,709	$1.30	$0.87	8.22
Granted	24,267	2.00	2.26
Exercised	(20,533)	2.00	1.34
Forfeited	(218,551)	1.71	1.34

Outstanding at December 31, 2006	516,892	1.13	0.73	7.15
Granted	273,922	2.59	4.05
Exercised	(20,329)	2.00	1.34
Forfeited	(47,479)	1.40	0.88

Outstanding at December 31, 2007	723,006	$1.63	$1.96	7.11

The Company’s board approved the 2008 annual targets and granted 54,678 performance based options during the six-months ended June 30, 2008.

For the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2007 and 2008, the Company recognized net stock compensation expense of $44, $67, $242, and $290, respectively, for the stock options in the table above.

Summarized information about stock options that are exercisable follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Fair Value
Exercisable at December 31, 2005	235,503	$1.05	$0.67
Vested	67,675	1.15	0.77
Exercised	(20,533)	2.00	1.34
Forfeited	(11,658)	1.85	1.23

Exercisable at December 31, 2006	270,987	0.97	0.62
Vested	237,377	1.76	4.28
Exercised	(20,329)	2.00	1.34

Exercisable at December 31, 2007	488,035	$1.31	$2.37

For the six-months ended June 30, 2008, no options vested nor were exercised or forfeited. The weighted-average remaining contractual term of exercisable options at December 31, 2006 and 2007, was 7.1 years and 6.6 years, respectively.

As of December 31, 2007, the aggregate intrinsic value (i.e., the difference in the estimated fair value of the Company’s common stock and the exercise price to be paid by the optionee) of stock options outstanding, excluding the effects of expected forfeitures, was $6,925. The aggregate intrinsic value of the shares of exercisable stock at that time was $4,728. The intrinsic value of options exercised for the years ended December 31, 2006 and 2007, was $21 and $183, respectively.

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

As of December 31, 2006, December 31, 2007 and June 30, 2008, there was $46, $230 and $172, respectively, of unrecognized compensation cost related to the unvested portion of time-based arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of two years from December 31, 2007.

Restricted Stock and Stock Options of an Acquired Company

In 2004, as a part of an acquisition, the founders of Infowavz retained 12% of the outstanding stock (Founders’ stock) of Infowavz, and 5% of the outstanding stock was designated for an employee stock option plan (the Subsidiary Plan). As a condition of the acquisition, the Founders’ stock was restricted, with the restrictions to be removed over the vesting schedule. Approximately 50% of the Founders’ stock vests on a time basis annually, with one-fourth vesting each year over a four-year period on the anniversary date of the transaction. The remaining 50% of the Founders’ stock vests annually, but only if the subsidiary meets specified EBITDA targeted levels as determined by the Board. If the EBITDA targets are not met, the stock associated with that period’s EBITDA target is forfeited.

At the acquisition date, the Company recorded deferred compensation equal to the estimated fair value of the Founders’ stock of $420 with a corresponding credit to minority interest. This deferred compensation will be charged to expense ratably over the vesting period for the time-based vesting shares, and in the period the shares vest for the EBITDA target-based shares. If the performance-based shares are forfeited, no compensation expense is recognized, and deferred compensation related to those shares is charged against minority interest.

For 2005, the EBITDA targets were not achieved, the related Founders’ stock was forfeited, and $58 of deferred compensation was charged against minority interest. For 2006 and 2007, the EBITDA targets were achieved, the related Founders’ stock was vested, and the Company recognized approximately $58 in compensation expense in both 2006 and 2007. In connection with the Founders’ stock tied to time-based vesting, the Company recognized approximately $57 in compensation expense in 2005, 2006 and 2007.

As of the acquisition date, options for half of the shares available under the Subsidiary Plan had been granted. These shares vest on a time basis, one-third on each of June 30, 2005, 2006, and 2007. Due to the de minimis exercise price of the options compared to the estimated fair value of the underlying shares, the Company has considered these shares to be outstanding and has accounted for these shares consistent with the Founders’ stock. As a result, the Company recorded deferred compensation in 2004 as a component of other assets equal to the estimated fair value of the stock of $86 with a corresponding credit to minority interest. This deferred compensation is charged to expense ratably over the vesting period. In connection with these options, the Company recognized approximately $24, $41, and $7 in compensation expense for the years ended December 31, 2005, 2006 and 2007, respectively.

12.	Related Party Transactions

In June 2003, the Company entered into a 10-year agreement with H.I.G. Capital LLC (H.I.G.), an affiliate of the Company’s majority stockholder, to provide management services and professional services to the Company for a $250 annual base fee. The agreement also provides for the reimbursement to H.I.G. for expenses in connection with the services provided. Upon a merger or consolidation of the Company into another company, a public offering of the Company’s stock, or the acquisition of another company, H.I.G. will receive an additional fee equal to 2% of the value of the transaction. The agreement provides for early termination upon the

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

sale of the Company or reduction in the ownership interests of the H.I.G. affiliated group to less than 5%. In 2004, the Company amended its agreement with H.I.G. and increased the annual base fee to $450. The Company paid H.I.G. transaction fees and expense reimbursements of $600 related to the 2004 acquisitions. In addition, the Company recognized expenses from H.I.G. of approximately $467, $459, and $562 in 2005, 2006 and 2007, respectively, for travel reimbursement, management services, and professional services provided to the Company related to merger and acquisition activities. Amounts due to H.I.G. were $338 and $900 at December 31, 2006 and 2007, respectively. For the six-months ended June 30, 2007 and 2008, the Company recognized expenses from H.I.G. of approximately $113 and $113. The amount due to H.I.G. was $900 at June 30, 2008.

13.	Commitments and Contingencies

Leases

The Company leases its operating facilities and equipment under noncancelable operating leases, which expire at various dates through 2014, and a capital lease obligation related to one facility. In addition, the Company has capital leases for furniture, computer and telephone equipment. The assets under capital lease are as follows:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Furniture and fixtures	$—	$362	$362
Building improvements	—	106	106
Computer equipment	—	1,055	1,330
Telecom and other equipment	4,821	4,153	4,153

	4,821	5,676	5,951
Less accumulated depreciation	(814)	(933)	(1,633)

	$4,007	$4,743	$4,318

Future minimum payments under capital and operating leases consist of the following at June 30, 2008:

	Capital Leases	Operating Leases
	(unaudited)
Twelve months ended June 30,
2009	$2,904	$20,716
2010	1,685	19,663
2011	1,320	13,803
2012	1,225	8,666
2013	1,225	5,306
Thereafter	923	3,705

Total future minimum lease payments	9,282	$71,859
Less amount representing average interest at 5.7%	(1,369)

	7,913
Less current portion	(2,179)

	$5,734

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

Rent expense for the years ended December 31, 2005, 2006, and 2007, totaled $13,119, $16,299, and $21,387, respectively, net of market lease reserve amortization of $4,364, $3,486, and $3,632, respectively. Rent expense for the six-months ended June 30, 2007 and 2008, totaled $10,234 and $14,394, respectively, net of market lease reserve amortization of $1,764 and $1,778, respectively. Rent expense is included in the accompanying consolidated statements of operations in selling, general and administrative expenses.

Contingencies

The Company is self-insured with respect to medical and dental claims by its employees located in the United States, subject to an annual insured stop-loss limit on per-claim payments of $125 and an overall insured stop-loss limit of $1,875 per covered participant. The Company believes that its self-insurance reserves of $553 at December 31, 2006, $429 at December 31, 2007 and $612 at June 30, 2008 will be adequate to provide for future payments required related to claims prior to that date.

The Company is subject to various lawsuits and other claims in the normal course of business. In addition, from time to time, the Company receives communications from government or regulatory agencies concerning investigations or allegations of noncompliance with laws or regulations in jurisdictions in which the Company operates.

The Company establishes reserves for specific liabilities in connection with regulatory and legal actions that it deems to be probable and estimable. No material amounts have been accrued in the financial statements with respect to any matters. In other instances, the Company is not able to make a reasonable estimate of any liability because of the uncertainties related to the outcome and/or the amount of range of loss. The Company does not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the financial condition of results of operations.

14.	Geographic Operations and Concentrations

The Company operates in one operating segment, but conducts its business primarily in three regions. The following table presents geographic information regarding the Company’s operations:

	Years Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Revenues
Americas	$170,328	$247,916	$291,720	$145,618	$140,836
Europe, Middle East and Africa	135,072	145,347	174,270	77,135	122,205
India	5,505	12,284	17,579	9,060	6,045

	$310,905	$405,547	$483,569	$231,813	$269,086

	December 31,			June 30, 2008
	2005	2006	2007
				(unaudited)
Total assets:
Americas	$67,648	$83,667	$109,710	$89,765
Europe, Middle East and Africa	40,583	49,194	69,325	79,072
India	10,491	12,256	14,381	15,347

	$118,722	$145,117	$193,416	$184,184

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

The Company derives significant revenues from major customers. At June 30, 2008, two of the three largest customers were Dell Computer Corporation and Hewlett-Packard Company, global technology companies, and the other customer was British Telecommunications plc, a managed services provider company. Revenues from these three companies comprised 14%, 17% and 14% of the total revenues for the six-months ended June 30, 2008. Related accounts receivable from these three companies were 18%, 13% and 17% of the total accounts receivable at June 30, 2008. For the six-months ended June 30, 2007, two of the three largest customers of the Company, Dell Computer Corporation and Hewlett-Packard Company, were global technology companies, and the other customer was Sirius Satellite Radio, Inc., a North American media company. Revenues from these three companies comprised 17%, 11% and 6.6% of the total revenues for the six-months ended June 30, 2007.

In 2007, two of the three largest customers were Dell Computer Corporation and Hewlett-Packard Company, global technology companies, and the other customer was Sirius Satellite Radio, Inc., a North American media company. Revenues from these three companies comprised 16%, 13% and 13% of the total revenues for the year ended December 31, 2007. Related accounts receivable from these three companies were 17%, 17% and 16% of the total accounts receivable at December 31, 2007.

In 2006, two of the three largest customers were Dell Computer Corporation and Hewlett-Packard Company, global technology companies, and the other customer was Sirius Satellite Radio, Inc., a North American media company. Revenues from these three companies comprised 15%, 13% and 11% of the total revenues for the year ended December 31, 2006. Related accounts receivable from these three companies were 9%, 22% and 18% of the total accounts receivable at December 31, 2006.

In 2005, the two largest customers were Dell Computer Corporation and Hewlett-Packard Company, both global technology companies. Revenues from these two companies comprised 30% and 11%, respectively, of the total revenues for the year ended December 31.

15.	Subsequent Events

On July 31, 2008, SGS consummated the acquisition of the Company pursuant to the June 2, 2008 amended and restated merger agreement (the “Amended Merger Agreement”) that SGS entered into with the Company to amend and restate in its entirety that certain Agreement and Plan of Merger, dated as of January 27, 2008, by and among SGS and the company, pursuant to which SGS will acquire all of the outstanding shares of capital stock of the Company and the Company will become a wholly-owned subsidiary of SGS.

Under the terms of the amended and restated merger agreement, the purchase price was reduced from $225,800 to $200,000, subject to certain working capital and other adjustments and subject to increase under certain circumstances if the closing of the merger did not occur by July 31, 2008, and the portion of the purchase price to be paid in units of SGS was eliminated. The purchase price is comprised of the following:

•

the payment to the Company stockholders and optionholders of an amount in cash equal to $200,000, plus an amount equal to 75% of certain capital expenditures made by the Company from July 1, 2008 to the closing (approximately $700) and less: (i) the amount of outstanding indebtedness (including capital leases) of the Company at the closing (approximately $105,500 at June 30, 2008), (ii) transaction expenses of the Company and transaction-related bonuses payable to certain the Company executives (estimated to total $6,900), and (iii) transaction fees of approximately $4,300 payable to H.I.G.; and

Stream Holdings Corporation

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except share and per share data)

(Information as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 is unaudited)

•

the assumption of the capital leases of the Company at the closing (approximately $7,900 at June 30, 2008) and the assumption, replacement or repayment of other outstanding indebtedness of the Company at the closing (approximately $97,600 at June 30, 2008).

On July 31, 2008, SGS, as Guarantor, entered into the Fourth Amended and Restated Revolving Credit Term Loan and Security Agreement (the “Credit Agreement”) with PNC Bank, National Association (“PNC”). The Credit Agreement amends and restates the Company’s existing credit facility with PNC, providing for an increase in the revolving credit from $86,000 to $100,000, extending the maturity date and providing for the Company as a guarantor. The Credit Agreement does not otherwise materially change the terms of the Company’s existing credit facility. This financing is comprised of a $100,000 senior secured revolving credit facility under which borrowing availability will be based on, among other things, the Company’s eligible accounts receivable. The balance of the financing will consist of a senior secured domestic term loan of approximately $5,294, and a senior secured foreign term loan of approximately $2,515. The financing facilities have a five-year term. Outstanding balances under the revolving credit facility will bear interest at either LIBOR plus a margin ranging from 200 to 250 basis points or at the base rate plus a margin ranging from 0 to 25 basis points. The term loans will bear interest at LIBOR plus a margin ranging from 275 to 325 basis points or at the base rate plus a margin ranging from 25 to 75 basis points, in each case based on the combined fixed charge coverage ratio of SGS and the Company. The interest rate is subject to increase under additional circumstances. The balance outstanding under the prior credit facility and term loans continued as part of the new revolving credit and term debt facility. The facility also requires compliance with certain financial covenants. The obligations of the borrowers’ under the facility are secured by certain assets of the borrowers’ and by certain assets of the Company. The guarantee provided by SGS is unsecured. The balance outstanding under the Company’s existing credit facility and term loans (approximately $97,600 at June 30, 2008) would continue as part of the new revolving credit and term debt facility.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities.

STREAM GLOBAL SERVICES, INC.

31,250,000 SHARES OF COMMON STOCK

PROSPECTUS

October 17, 2008